                         UNITED STATES BANKRUPTCY COURT

                              DISTRICT OF DELAWARE

IN RE:                                         )   CHAPTER 11
                                               )
NEWCOR, INC., ET AL., (1)                      )   CASE NO. 02-10575 (MFW)
                                               )   (JOINTLY ADMINISTERED)
DEBTORS.                                       )
                                               )

                   DEBTORS' FIRST AMENDED DISCLOSURE STATEMENT
                 PURSUANT TO SECTION 1125 OF THE BANKRUPTCY CODE

   James H.M. Sprayregen                          Laura Davis Jones
   Jonathan S. Henes                              Scotta McFarland
   Ludmila A. Chuplygina                          PACHULSKI, STANG, ZIEHL,
   KIRKLAND & ELLIS                               YOUNG & JONES P.C.
   Citigroup Center                               919 North Market Street
   153 East 53rd Street                           Wilmington, DE 19899-8705
   New York, NY 10022                             (302) 652-4000
   (212) 446-4800
                                                  Co-Counsel to the Debtors

   Counsel to the Debtors

   Dated:  November 21, 2002

-----------------------
(1) The Debtors are the following entities: Newcor, Inc., Deco International, Inc., Deco Technologies, Inc., ENC Corporation, Grand Machining Company, Newcor Foreign Sales Corporation, Newcor M-T-L, Inc., Plastronics Plus, Inc., Rochester Gear, Inc., and Turn-Matic, Inc.
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                                TABLE OF CONTENTS

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                                                                                                              Page

I. INTRODUCTION..............................................................................................   1
         A.       HOLDERS OF CLAIMS AND EQUITY INTERESTS ENTITLED TO VOTE....................................   2
         B.       VOTING PROCEDURES..........................................................................   3

II. OVERVIEW OF THE PLAN.....................................................................................   4

III. GENERAL INFORMATION.....................................................................................   6
         A.       OVERVIEW OF CHAPTER 11.....................................................................   6
         B.       DESCRIPTION AND HISTORY OF BUSINESS........................................................   7
                  1.       The Debtors.......................................................................   7
                  2.       The Debtors' Business Operations..................................................   7
                  3.       Market Information................................................................   8
                  4.       Prepetition Capital Structure.....................................................   8
                  5.       Existing Organizational Structure.................................................   9
         C.       EVENTS LEADING TO THE COMMENCEMENT OF THE CHAPTER 11 CASES.................................  10

IV. EVENTS DURING THE CHAPTER 11 CASES.......................................................................  10
         A.       APPOINTMENT OF THE CREDITORS COMMITTEE.....................................................  10
         B.       STABILIZATION OF BUSINESS AND COST REDUCTION POLICIES......................................  11
                  1.       First Day Orders..................................................................  11
                  2.       Stabilizing Operations............................................................  12
                  3.       Cash Collateral / DIP Credit Agreement............................................  12
                  4.       Closure of Deco Technologies, Inc.................................................  12
         C.       ANALYSIS OF UNEXPIRED LEASES AND EXECUTORY CONTRACTS AND RELATED TRANSACTIONS..............  12
                  1.       Equipment and Personal Property Leases; Lease Rejections..........................  13
                  2.       Nonresidential Real Property Leases; Extension of Time to Assume or Reject........  13
                  3.       Assumption of GMT-355 Agreement...................................................  13
                  4.       Settlement with ICX Corporation...................................................  13
                  5.       Purchase of Equipment from General Electric Capital Corporation...................  14
                  6.       Collective Bargaining Agreements..................................................  14
         D.       CLAIMS PROCESS AND BAR DATES...............................................................  14
                  1.       Schedules and Statements..........................................................  14
                  2.       Bar Dates.........................................................................  14
         E.       DEVELOPMENT OF BUSINESS PLAN AND PLAN NEGOTIATIONS.........................................  15

V. THE PLAN OF REORGANIZATION................................................................................  15
         A.       CLASSIFICATION AND TREATMENT OF CLAIMS AND EQUITY INTERESTS................................  16
                  1.       Administrative Claims.............................................................  16
                  2.       Priority Tax Claims...............................................................  16
                  3.       Professional Fees.................................................................  16
                  4.       Class 1 - Non-Tax Priority Claims.................................................  17
                  5.       Class 2 - Credit Agreement Claims.................................................  17
                  6.       Class 3 - Secured Claims..........................................................  17
                  7.       Class 4 - Unsecured Claims........................................................  17
                  8.       Class 5 - Common Stock Equity Interests...........................................  18
                  9.       Class 6 - Other Equity Interests..................................................  19
         B.       SECURITIES TO BE ISSUED UNDER THE PLAN.....................................................  19
                  1.       New Notes.........................................................................  19
                  2.       New Common Stock..................................................................  19
                  3.       Rights............................................................................  19
         C.       PROVISIONS GOVERNING DISTRIBUTIONS.........................................................  19
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

                  1.       Distributions for Claims and Equity Interests Allowed as of the Effective Date....  19
                  2.       Delivery of Distributions by the Reorganized Debtors..............................  20
                  3.       Delivery and Distributions and Undeliverable or Unclaimed Distributions...........  20
                  4.       Record Date for Distribution......................................................  21
                  5.       Fractional Notes and Fractional Shares............................................  21
                  6.       De Minimis Distributions..........................................................  21
                  7.       Setoffs and Recoupments...........................................................  21
                  8.       Surrender of Canceled Instruments or Securities...................................  21
         D.       TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES......................................  22
                  1.       Assumption and Rejection of Executory Contracts and Unexpired Leases..............  22
                  2.       Claims Based on Rejection of Executory Contracts or Unexpired Leases..............  22
                  3.       Cure of Defaults for Executory Contracts and Unexpired Leases Assumed.............  22
                  4.       Indemnification of Directors, Officers and Employees..............................  22
                  5.       Compensation and Benefit Programs.................................................  23
                  6.       Workers Compensation Coverage.....................................................  23
         E.       SUBSTANTIVE CONSOLIDATION OF THE DEBTORS FOR PLAN PURPOSES ONLY............................  23
         F.       PROCEDURES FOR RESOLUTION OF DISPUTED, CONTINGENT AND UNLIQUIDATED CLAIMS OR EQUITY
                  INTERESTS..................................................................................  25
                  1.       Resolution of Disputed Claims.....................................................  25
                  2.       Allowance of Claims and Equity Interests..........................................  26
                  3.       Controversy Concerning Impairment.................................................  27
                  4.       PBGC Claims.......................................................................  27
         G.       CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE PLAN..........................  27
                  1.       Condition Precedent to Confirmation...............................................  27
                  2.       Conditions Precedent to the Effective Date........................................  28
                  3.       Waiver of Conditions..............................................................  29
                  4.       Effect of Non-occurrence of Conditions to Consummation............................  29
         H.       EFFECT OF PLAN CONFIRMATION; DISCHARGE, RELEASE AND INJUNCTION.............................  29
                  1.       Binding Effect....................................................................  29
                  2.       Subordination.....................................................................  29
                  3.       Releases by the Debtors...........................................................  29
                  4.       Releases by Holders of Claims and Equity Interests................................  30
                  5.       Exculpation and Limitation of Liability...........................................  30
                  6.       Discharge of Claims and Termination of Equity Interests...........................  30
                  7.       Injunction........................................................................  31
         I.       MEANS FOR IMPLEMENTATION OF THE PLAN.......................................................  31
                  1.       Continued Corporate Existence and Vesting of Assets in the Reorganized Debtors....  31
                  2.       Restructuring Transactions........................................................  31
                  3.       Newcor Restructuring..............................................................  31
                  4.       Cancellation of Senior Notes and Common Stock.....................................  32
                  5.       Issuance of New Securities; Execution of Plan Documents...........................  32
                  6.       Corporate Governance and Corporate Action.........................................  32
                  7.       Exit Facility.....................................................................  33
                  8.       Sources of Cash for Plan Distribution.............................................  33
                  9.       Rights Offering...................................................................  34
                  10.      Proceeds Election.................................................................  34
                  11.      Distributions in respect of Senior Note Claims....................................  36
         J.       SUMMARY OF OTHER PROVISIONS OF THE PLAN....................................................  36
                  1.       Effectuating Documents, Further Transactions and Corporate Actions................  36
                  2.       Dissolution of Creditors Committee................................................  36
                  3.       Payment of Statutory Fees.........................................................  36
                  4.       Modification of Plan..............................................................  36
                  5.       Revocation of Plan................................................................  36
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

                  6.       Successors and Assigns............................................................  37
                  7.       Reservation of Rights.............................................................  37
                  8.       Section 1146 Exemption............................................................  37
                  9.       Inconsistency.....................................................................  37
                  10.      Governing Law.....................................................................  37
                  11.      Further Assurances................................................................  37
                  12.      Service of Documents..............................................................  37

VI. BOARDS OF DIRECTORS AND MANAGEMENT OF THE REORGANIZED DEBTORS, THE NEW OPERATING SUBSIDIARIES AND THE
         NEW REAL ESTATE SUBSIDIARIES........................................................................  38
         A.       BOARDS OF DIRECTORS AND MANAGEMENT.........................................................  38
                  1.       Directors and Officers of the Reorganized Debtors.................................  38
                  2.       Directors and Officers of the New Operating Subsidiaries..........................  38
                  3.       Directors and Officers of the New Real Estate Subsidiaries........................  38
                  4.       Identity and Compensation of Executive Officers...................................  38
                  5.       Management Contracts..............................................................  39
         B.       CONTINUATION OF EXISTING BENEFIT PLANS.....................................................  42

VII. CONFIRMATION AND CONSUMMATION PROCEDURE.................................................................  43
         A.       THE CONFIRMATION HEARING...................................................................  43
         B.       CONFIRMATION...............................................................................  43
                  1.       Acceptance........................................................................  43
                  2.       Unfair Discrimination and Fair and Equitable Tests................................  43
                  3.       Feasibility.......................................................................  44
                  4.       Best Interests Test...............................................................  47
         C.       CONSUMMATION...............................................................................  48

VIII. VALUATION..............................................................................................  48

IX. CERTAIN RISK FACTORS TO BE CONSIDERED....................................................................  50
         A.       CERTAIN BANKRUPTCY LAW CONSIDERATIONS......................................................  50
                  1.       Risk of Non-Confirmation of the Plan..............................................  50
                  2.       Non-Consensual Confirmation.......................................................  50
         B.       RISKS TO RECOVERY BY HOLDERS OF CLAIMS AND EQUITY INTERESTS................................  50
                  1.       Competitive Conditions............................................................  50
                  2.       Dependence on Relationships with Certain Customers................................  50
                  3.       Seasonality and Cyclical Nature of the Markets....................................  51
                  4.       Governmental Regulation...........................................................  51
                  5.       Ability to Service Debt...........................................................  51
                  6.       Projected Financial Information...................................................  51

X. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN.......................................................  51
         A.       CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF UNSECURED CLAIMS................  52
                  1.       Exchange of Unsecured Claims for New Notes and Cash...............................  52
                  2.       Proceeds Election.................................................................  53
                  3.       Accrued but Unpaid Interest.......................................................  53
                  4.       Original Issue Discount...........................................................  53
                  5.       Market Discount...................................................................  54
                  6.       Acquisition Premium...............................................................  55
         B.       CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF COMMON EQUITY INTERESTS.........  55
         C.       CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO THE REORGANIZED DEBTORS....................  55
                  1.       Cancellation of Indebtedness and Reduction of Tax Attributes......................  55

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

                  2.       Limitation of Net Operating Loss Carryovers and Other Tax Attributes..............  56
                  3.       New Notes as Applicable High Yield Discount Obligations...........................  57
         D.       INFORMATION REPORTING AND BACKUP WITHHOLDING...............................................  57

XI. SECURITIES LAWS MATTERS..................................................................................  57
                  1.       Section 1145(a)...................................................................  57
                  2.       Section 4(2) of the Securities Act................................................  58
                  3.       Potential Trading Restrictions....................................................  58

XII. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN...............................................  59
         A.       LIQUIDATION UNDER CHAPTER 7................................................................  59
         B.       ALTERNATIVE PLAN OF REORGANIZATION.........................................................  59

XIII. CONCLUSION AND RECOMMENDATION..........................................................................  60

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                                TABLE OF CONTENTS

                                   (CONTINUED)

EXHIBIT A         Plan of Reorganization

EXHIBIT B         Disclosure Statement Order

EXHIBIT C         Newcor, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001

EXHIBIT D         Newcor, Inc. Quarterly Report on Form 10-Q for the fiscal year ended June 30, 2002

EXHIBIT E         Projected Financial Information

EXHIBIT F         Liquidation Analysis

EXHIBIT G         Organization Chart of the Debtors

EXHIBIT H         Organization Chart of the Reorganized Debtors

EXHIBIT I         Enterprise Valuation Analysis


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                                I. INTRODUCTION

                  Newcor, Inc., together with its wholly owned subsidiaries, Deco International, Inc., Deco Technologies, Inc., ENC Corporation, Grand Machining Company, Newcor Foreign Sales Corporation, Newcor M-T-L, Inc., Plastronics Plus, Inc., Rochester Gear, Inc., and Turn-Matic, Inc., as debtors and debtors in possession, submit this Disclosure Statement, pursuant to section 1125 of title 11 of the United States Code (the "Bankruptcy Code"), to Holders(2) of Claims against and Equity Interests in the Debtors in connection with (i) the solicitation of acceptances of the First Amended Joint Plan of Reorganization of the Debtors Under Chapter 11 of the Bankruptcy Code, dated November 21, 2002, as the same may be amended from time to time (the "Plan"), filed by the Debtors with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") and (ii) the hearing to consider confirmation of the Plan (the "Confirmation Hearing") scheduled for December
30, 2002, commencing at 3 p.m., prevailing Eastern Time.

                  Attached as exhibits to this Disclosure Statement are copies of the following documents:

                  -       The Plan (Exhibit A);

                  - The Order of the Bankruptcy Court, dated November 22, 2002 (the "Disclosure Statement Order"), approving, among other things, this Disclosure Statement and establishing certain procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan (Exhibit B);

                  - Newcor's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Exhibit C);

                  - Newcor's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002 (Exhibit D);

                  -       The Debtors' Projected Financial Information (Exhibit
                          E);

                  -       The Debtors' Liquidation Analysis (Exhibit F);

                  -       The Debtors' Organization Chart (Exhibit G);

                  -       The Reorganized Debtors' Organization Chart (Exhibit
                          H); and

                  -       The Debtors' Enterprise Valuation Analysis (Exhibit
                          I).

                  In addition, a Ballot for the acceptance or rejection of the Plan is enclosed with the Disclosure Statement submitted to the holders of Claims and Equity Interests that are entitled to vote to accept or reject the Plan.

                  On November 22, 2002, after notice and a hearing, the Bankruptcy Court signed the Disclosure Statement Order, approving this Disclosure Statement, pursuant to section 1125 of the Bankruptcy Code, as containing adequate information of a kind and in sufficient detail to enable a hypothetical, reasonable investor, typical of the Debtors' creditors, to make an informed judgment whether to accept or reject the Plan. APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT, HOWEVER, CONSTITUTE A DETERMINATION BY THE BANKRUPTCY COURT AS TO THE FAIRNESS OR MERITS OF THE PLAN.

                  The Disclosure Statement Order, a copy of which is annexed hereto as Exhibit B, sets forth in detail the deadlines, procedures and instructions for voting to accept or reject the Plan and for filing objections to confirmation of the Plan, the record date for voting purposes and the applicable standards for tabulating Ballots. In

-------------------
(2) Unless otherwise defined herein, all capitalized terms contained herein have the meanings ascribed to them in the Plan.

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addition, detailed voting instructions accompany each Ballot. EACH HOLDER OF A
CLAIM OR EQUITY INTEREST ENTITLED TO VOTE ON THE PLAN SHOULD READ THE DISCLOSURE STATEMENT, THE PLAN, THE DISCLOSURE STATEMENT ORDER AND THE INSTRUCTIONS ACCOMPANYING THE BALLOT IN THEIR ENTIRETY BEFORE VOTING ON THE PLAN. These documents contain important information concerning the classification of Claims and Equity Interests for voting purposes and the tabulation of votes. No solicitation of votes to accept the Plan may be made except pursuant to section 1125 of the Bankruptcy Code.

A.       HOLDERS OF CLAIMS AND EQUITY INTERESTS ENTITLED TO VOTE

                  Pursuant to the provisions of the Bankruptcy Code, only Holders of Allowed Claims or Equity Interests in Classes of Claims or Equity Interests that are Impaired and that are not deemed to have rejected the Plan are entitled to vote to accept or reject the Plan. Classes of Claims or Equity Interests in which the Holders of Claims or Equity Interests are Unimpaired, pursuant to section 1124 of the Bankruptcy Code, under the Plan are deemed to have accepted the Plan and are not entitled to vote to accept or reject the Plan. Classes of Claims or Equity Interests in which the Holders of Claims or Equity Interests will receive no recovery under the Plan are deemed to have rejected the Plan and are not entitled to vote to accept or reject the Plan. For a detailed description of the treatment of Claims and Equity Interests under the Plan, see Section V.A of the Disclosure Statement.

                  In summary, Classes 4 and 5 of the Plan are Impaired and, to the extent Claims and Equity Interests in such Classes are Allowed Claims and Equity Interests, the holders of such Claims and Equity Interests will receive distributions under the Plan. As a result, in accordance with sections 1126 and 1129 of the Bankruptcy Code, the Holders of Allowed Claims and Equity Interests in each of these Classes are entitled to vote to accept or reject the Plan. Classes 1, 2 and 3 of the Plan are Unimpaired. As a result, in accordance with sections 1126 and 1129 of the Bankruptcy Code, the Holders of Allowed Claims and Equity Interests in each of such Classes are conclusively presumed to have accepted the Plan, and the solicitation of acceptances with respect to such Classes is not required under section 1126(f) of the Bankruptcy Code. By operation of law, any Class of Claims or Equity Interests that are not entitled to receive or retain any property of the Debtors under the Plan are deemed to have rejected the Plan and, therefore, the Holders of Allowed Equity Interests in Class 6 are not entitled to vote on the Plan and are conclusively deemed to have rejected the Plan.

                  The Bankruptcy Code defines "acceptance" of a plan by a class of claims as acceptance by creditors in that class that hold at least two-thirds in dollar amount and more than one-half in number of the claims that actually cast ballots for acceptance or rejection of such plan. Thus, acceptance of the Plan by Classes 2 and 4 will occur only if at least two-thirds in dollar amount and a majority in number of the Holders of such Claims in each Class that actually cast their Ballots vote in favor of acceptance of the Plan. The Bankruptcy Code defines "acceptance" of a plan by a class of interest holders as acceptance by holders of at least two-thirds in amount of the allowed interests in such classes that actually cast ballots for acceptance or rejection of such plan. Thus, acceptance of the Plan by Class 5 will occur only if at least two-thirds in amount of the Allowed Equity Interests in Class 5 that actually cast their Ballots vote in favor of acceptance of the Plan. A vote may be disregarded if the Bankruptcy Court determines, after notice and a hearing, that such acceptance or rejection was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code. For a more detailed description of the requirements for confirmation of the Plan, see Section V.C of the Disclosure Statement.

                  Any creditor in an Impaired Class (i) that has a Claim listed by the Debtors in the Schedules filed with the Bankruptcy Court (provided that such Claim has not been scheduled as disputed, contingent or unliquidated) or
(ii) that filed a proof of claim on or before the applicable bar date or any proof of claim filed within any other applicable period of limitations or with leave of the Bankruptcy Court, provided that such Claim is not the subject of an objection or request for estimation, is entitled to vote on the Plan.

                  Any Claim in an Impaired Class as to which an objection or request for estimation is pending, or which is scheduled by the Debtors as unliquidated, disputed or contingent and for which no proof of claim has been filed, is not entitled to vote unless the holder of such Claim has obtained an order of the Bankruptcy Court temporarily allowing such Claim for the purpose of voting on the Plan.

                  Any equity interest holder in an Impaired Class (i) that, as of the record date set by the Court for voting purposes, has an Equity Interest registered in the stock register maintained by or on behalf of the Debtors and

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(ii) that has an Equity Interest (a) that has not been timely objected to or (b)
that has been Allowed, is entitled to vote on the Plan.

                  If a Class of Claims or Equity Interests entitled to vote on the Plan rejects the Plan, the Debtors reserve the right to amend the Plan or request confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code or the "cramdown" provision or both. Section 1129(b) permits the confirmation of a plan of reorganization notwithstanding the nonacceptance of a plan by one or more Impaired classes of claims or equity interests. Under that section, a plan may be confirmed by a bankruptcy court if it does not "discriminate unfairly" and is "fair and equitable" with respect to each nonaccepting class. For a more detailed description of the requirements for confirmation of a nonconsensual plan, see Section VI.C of the Disclosure Statement.

                  In the event that a Class of Claims or Equity Interests entitled to vote on the Plan votes to reject the Plan, the Debtors' determination whether to request confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code will be announced prior to or at the Confirmation Hearing.

B.       VOTING PROCEDURES

                  If you are entitled to vote to accept or reject the Plan, a Ballot is enclosed for the purpose of voting on the Plan. If you hold Claims or Equity Interests in more than one Class and you are entitled to vote such Claims or Equity Interests in more than one Class, you will receive separate Ballots, which must be used for each separate Class of Claims or Equity Interests. Please vote and return your Ballot(s) to:

                                    Newcor, Inc. Ballots Processing
                                    c/o Kurtzman Carson Consultants, LLC
                                    5301 Beethoven Street
                                    Suite 102
                                    Los Angeles, California 90066

                  DO NOT RETURN ANY NOTES OR SECURITIES WITH YOUR BALLOT.

                  FOR YOUR BALLOT INDICATING ACCEPTANCE OR REJECTION OF THE PLAN TO BE COUNTED, IT MUST BE RECEIVED BY NO LATER THAN 4:00 P.M., PREVAILING EASTERN TIME, ON DECEMBER 26, 2002. ANY EXECUTED BALLOT RECEIVED THAT DOES NOT INDICATE EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN SHALL BE DEEMED TO CONSTITUTE AN ACCEPTANCE OF THE PLAN.

                  Pursuant to the Disclosure Statement Order, the Bankruptcy Court set November 22, 2002 as the record date for voting on the Plan. Accordingly, only holders of record as of November 22, 2002 that otherwise are entitled to vote under the Plan will receive a Ballot and may vote on the Plan.

                  If you are a holder of a Claim or Equity Interest entitled to vote on the Plan and did not receive a Ballot, received a damaged Ballot or lost your Ballot, or if you have any questions concerning the Disclosure Statement, the Plan or the procedures for voting on the Plan, please call the Debtors' voting agent, Kurtzman Carson Consultants, LLC ("KCC"), at (310) 823-9000.

                  THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS ANOTHER TIME IS SPECIFIED HEREIN, AND THE DELIVERY OF THIS DISCLOSURE STATEMENT SHALL NOT CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION STATED SINCE THE DATE HEREOF. HOLDERS OF CLAIMS AND EQUITY INTERESTS SHOULD CAREFULLY READ THIS DISCLOSURE STATEMENT IN ITS ENTIRETY, INCLUDING THE PLAN, PRIOR TO VOTING ON THE PLAN.

                  FOR THE CONVENIENCE OF HOLDERS OF CLAIMS AND EQUITY INTERESTS, THIS DISCLOSURE STATEMENT SUMMARIZES THE TERMS OF THE PLAN. IF ANY INCONSISTENCY EXISTS BETWEEN THE PLAN AND THE DISCLOSURE STATEMENT, THE TERMS OF THE PLAN ARE CONTROLLING. THE DISCLOSURE STATEMENT MAY NOT BE RELIED ON FOR ANY PURPOSE OTHER THAN TO DETERMINE WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN, AND

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'NOTHING STATED HEREIN SHALL CONSTITUTE AN ADMISSION OF ANY FACT OR LIABILITY BY
ANY PARTY, OR BE ADMISSIBLE IN ANY PROCEEDING INVOLVING THE DEBTORS OR ANY OTHER PARTY, OR BE DEEMED CONCLUSIVE EVIDENCE OF THE TAX OR OTHER LEGAL EFFECTS OF THE PLAN ON THE DEBTORS OR HOLDERS OF CLAIMS OR EQUITY INTERESTS. CERTAIN OF THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT, BY THEIR NATURE, ARE FORWARD-LOOKING AND CONTAIN ESTIMATES, PROJECTIONS AND ASSUMPTIONS. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL BE REFLECTIVE OF ACTUAL OUTCOMES. ALL HOLDERS OF CLAIMS SHOULD CAREFULLY READ AND CONSIDER FULLY THE RISK FACTORS SET FORTH IN SECTION IX OF THIS DISCLOSURE STATEMENT BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.

                  SUMMARIES OF CERTAIN PROVISIONS OF AGREEMENTS REFERRED TO IN THIS DISCLOSURE STATEMENT DO NOT PURPORT TO BE COMPLETE AND ARE SUBJECT TO, AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, THE FULL TEXT OF THE APPLICABLE AGREEMENT, INCLUDING THE DEFINITIONS OF TERMS CONTAINED IN SUCH AGREEMENT.

                  THE DEBTORS BELIEVE THE PLAN WILL ENABLE THEM TO SUCCESSFULLY REORGANIZE AND ACCOMPLISH THE OBJECTIVES OF CHAPTER 11 AND THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF THE DEBTORS, THEIR CREDITORS AND EQUITY INTEREST HOLDERS.

                  THE DEBTORS URGE THAT HOLDERS OF ALLOWED CLAIMS AND EQUITY INTERESTS ENTITLED TO VOTE ON THE PLAN VOTE TO ACCEPT THE PLAN.

                            II. OVERVIEW OF THE PLAN

                  The following table briefly summarizes the classification and treatment of Claims and Equity Interests under the Plan. The following summary is qualified in its entirety by, and is subject to the terms of, the Plan:

                     SUMMARY OF CLASSIFICATION AND TREATMENT
                 OF CLAIMS AND EQUITY INTERESTS UNDER THE PLAN(3)


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                   CLASS/DESCRIPTION                                      PROPOSED TREATMENT
-------------------------------------------------------------------------------------------------------------
Unclassified - Administrative Claims                      Paid by the Debtors, at their election, (a) in
                                                          full in Cash in such amounts as are incurred in
Claims for costs and expenses of administration under     the ordinary course of business of the Debtors,
section 503(b) or 1114(e)(2) of the Bankruptcy Code and   or in such amounts as such Administrative Claim
entitled to priority under section 507(b) of the          is Allowed by the Bankruptcy Court upon the later
Bankruptcy Code, including, but not limited to: (a) any   of the Effective Date or the date upon which
actual and necessary costs and expenses incurred after    there is a Final Order allowing such
the Commencement Date of preserving the Estates and       Administrative Claim, or, in each case, as soon
operating the business of the Debtors (such as wages,     thereafter as practicable, (b) upon such other
salaries or commissions for services and payments for     terms as may exist in the ordinary course of the
goods and other services and leased premises); (b)        Debtors' business or (c) upon such other terms as
compensation for legal, financial advisory, accounting    may be agreed upon between the Holder of such
and other services and reimbursement of expenses          Administrative Claim and the Debtors.
awarded or allowed under sections 330(a), 331 and
503(b) of the Bankruptcy Code or otherwise to the
extent incurred prior to the Effective Date; and (c)
all fees and charges assessed against the Estates under
section 1930 of chapter 123 of title 28 United States
Code.
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

-------------------
(3) This summary is also included in Liquidation Analysis which is attached hereto as Exhibit F.

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

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                   CLASS/DESCRIPTION                                      PROPOSED TREATMENT
-------------------------------------------------------------------------------------------------------------
Estimated Aggregate Claims Amount:                        Estimated Percentage Recovery: 100%
$0 -$634,275.15
-------------------------------------------------------------------------------------------------------------
Unclassified                                              - Priority Tax Claims
                                                          Paid in full, with
                                                          interest from the
                                                          Effective Date, in
                                                          equal annual
                                                          installments over a
                                                          period

Claims of a governmental unit of a kind specified in      not exceeding six years from the date of
section 507(a)(8) of the Bankruptcy Code.                 assessment.
-------------------------------------------------------------------------------------------------------------
Estimated Aggregate Claims Amount:                        Estimated Percentage Recovery: 100%
$0 - $1,677,202.13
-------------------------------------------------------------------------------------------------------------
Class 1 - Priority Non-Tax Claims                         Unimpaired. Paid in full.

Claims that are accorded priority in right of payment under section 507(a) of the Bankruptcy Code (other than Administrative Claims and Priority Tax Claims).

-------------------------------------------------------------------------------------------------------------
Estimated Aggregate Claims Amount:                        Estimated Percentage Recovery: 100%
$0 - $1,286,323.00
-------------------------------------------------------------------------------------------------------------
Class 2 - Credit Agreement Claims                         Unimpaired. On the Effective Date, the Credit
                                                          Agreement Claims shall be Allowed and paid in
Allowed Claims arising under or in connection with the    full.
Credit Agreement, the Reimbursement Agreement or any of
the other documents and agreements entered into in
connection therewith, including without limitation, the
secured and guaranty claims of Comerica Bank, less (a)
$25,000, if the Effective Date occurs prior to the
first anniversary of the Commencement Date or (b)
$12,500 if the Effective Date occurs after the first
anniversary of the Commencement Date.
-------------------------------------------------------------------------------------------------------------
Estimated Aggregate Claims Amount:                        Estimated Percentage Recovery: 100%
$19,398,907.39 - $21,898,829.39
-------------------------------------------------------------------------------------------------------------
Class 3 - Secured Claims                                  Unimpaired. At Debtors' option (a) reinstated,
                                                          (b) paid in full, (c) collateral surrendered,
Allowed Secured Claims, other than Credit Agreement       (d) in the case of setoff rights, offset to the
Claims.                                                   extent of Debtors' Claims against Holder, or
                                                          (e) otherwise rendered Unimpaired.
-------------------------------------------------------------------------------------------------------------
Estimated Aggregate Claims Amount: $6,100,000(4)          Estimated Percentage Recovery : 100%
-------------------------------------------------------------------------------------------------------------

-------------------
(4) The Debtors believe that the only Secured Claim in Class 3 relates to the IRB Facility (as defined in Section III.B.4.b herein). As stated below, the IRB Facility is secured by a first lien on a manufacturing plant of Rochester Gear, Inc. and by a letter of credit in the amount of $6,170,191.78 issued by Comerica Bank, which is part of the Credit Agreement Claims. As stated in Section III.B.4.b herein, the IRB Facility will be reinstated under the Plan. The Debtors believe that this is a contingent Claim.


-------------------------------------------------------------------------------------------------------------
                   CLASS/DESCRIPTION                                      PROPOSED TREATMENT
-------------------------------------------------------------------------------------------------------------
Class 4 - Unsecured Claims                                Impaired. On the earlier of the Effective Date,
                                                          or as soon as practicable thereafter, and the
Allowed General Unsecured Claims and Allowed Senior       date the relevant Claim becomes an Allowed Claim,
Note Claims.                                              and subject to the Proceeds Election, each Holder
                                                          of an Allowed Claim in
                                                          Class 4 shall receive
                                                          its Pro Rata share of
                                                          (i) $20,060,000 in
                                                          Cash, of which $6
                                                          million shall be from
                                                          the Rights Offering,
                                                          and (ii) the New Notes
                                                          or the proceeds
                                                          thereof, in connection
                                                          with the Proceeds
                                                          Election, as provided
                                                          in the Plan.

-------------------------------------------------------------------------------------------------------------
Estimated Aggregate Claims Amount:                        Estimated Percentage Recovery: 28% - 31%
156,000,000 - 170,000,000
-------------------------------------------------------------------------------------------------------------
Class 5 - Common Equity Interests                         Impaired. After the Disclosure Statement Hearing
                                                          Date and prior to the Confirmation Date, each
All Common Equity Interests, as evidenced by all the Holder of an Allowed Common
Equity Interest in issued and outstanding shares of Common Stock of Newcor.
Class 5 shall receive, in full and final

                                                          satisfaction of such
                                                          Common Equity
                                                          Interest, a Right to
                                                          participate in the
                                                          Rights Offering,
                                                          provided, however,
                                                          that to exercise such
                                                          Right, a Holder of an
                                                          Allowed Common Equity
                                                          Interest in Class 5
                                                          must be an Eligible
                                                          Holder and must comply
                                                          with other provisions
                                                          of the Plan.

-------------------------------------------------------------------------------------------------------------
Estimated Aggregate Interests Amount: N/A                 Estimated Percentage Recovery: N/A
-------------------------------------------------------------------------------------------------------------
Class 6 - Common Equity Interests                         Impaired. Holders of Other Equity Interests shall
                                                          not be entitled to, and shall not receive or
All                                                       Other Equity Interests
                                                          retain, any property
                                                          or interest in
                                                          property on account of
                                                          such Other Equity
                                                          Interests.

-------------------------------------------------------------------------------------------------------------
Estimated Aggregate Interests Amount: N/A                 Estimated Percentage Recovery: 0%
-------------------------------------------------------------------------------------------------------------

                            III. GENERAL INFORMATION

A.       OVERVIEW OF CHAPTER 11

                  Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business for the benefit of itself, its creditors and its equity interest holders. In addition to permitting the rehabilitation of a debtor, another goal of chapter 11 is to promote equality of treatment for similarly situated creditors and similarly situated equity interest holders with respect to the distribution of a debtor's assets.

                  The commencement of a chapter 11 case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the commencement date. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a "debtor in possession."

                  The consummation of a plan of reorganization is the principal objective of a chapter 11 reorganization case. A plan of reorganization sets forth the means for satisfying claims against and interests in a debtor. Confirmation of a plan of reorganization by the bankruptcy court binds the debtor, any issuer of securities under the plan, any Person acquiring property under the plan and any creditor or equity interest holder of a debtor. Subject to certain limited exceptions, the order approving confirmation of a plan discharges a debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefor the obligations specified under the confirmed plan.

                  Certain holders of claims against and interests in a debtor are permitted to vote to accept or reject the plan. Prior to soliciting acceptances of the proposed plan, however, section 1125 of the Bankruptcy Code requires a debtor to prepare a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment regarding the such plan. The Debtors are submitting this Disclosure Statement to holders of Claims against and Equity Interests in the Debtors to satisfy the requirements of section 1125 of the Bankruptcy Code.

B.       DESCRIPTION AND HISTORY OF BUSINESS

                  1. THE DEBTORS. Newcor is a Delaware corporation with its executive offices located in Bloomfield Hills, Michigan. Newcor and its subsidiaries (the "Subsidiaries") design and manufacture a variety of products, principally for the automotive, heavy-duty, capital goods, agricultural and industrial markets. Newcor was organized in 1969 to succeed National Electric Welding Machines Company, a Michigan corporation founded in 1933.

                  In 1997, Newcor began expanding its business operations through a number of acquisitions. Specifically, in December 1997, Newcor purchased the business and substantially all of the assets of Machine Tool & Gear, Inc. ("MT&G"). In March of 1998, Newcor purchased the common stock of three related companies, known as The Deco Group, consisting of Deco Technologies, Inc., Deco International, Inc. and Grand Machining Company. In addition, in March of 1998, the Debtors purchased the common stock of Turn-Matic, Inc. In October 2000, Turn-Matic, Inc. was closed and its remaining business operations were consolidated into other of the Debtors' businesses. The aforementioned acquisitions and the issuance of the Senior Notes (as defined below) substantially increased the size of the Debtors' operations and changed the character and scope of their business. In addition, these transactions substantially increased the Debtors' leverage, interest expense and cash requirements for debt service.

                  As of February 25, 2002, the Debtors employed approximately 1,373 employees. The Debtors' primary customers are American Axle & Manufacturing, Inc. ("American Axle"), Deere & Company ("Deere"), Ford Motor Company ("Ford"), DaimlerChrysler ("Chrysler") and Detroit Diesel Company.

                  2. THE DEBTORS' BUSINESS OPERATIONS. The Debtors' business operations are conducted through three units: The Precision Machined Products Group, ("PMP"), The Rubber and Plastic Group ("RPG") and The Special Machines Group ("SMG").

                  PMP manufactures transmission, power train and engine components and assemblies. As of the Commencement Date, PMP generated approximately seventy percent (70%) of the Debtors' revenue. PMP consists of:
Grand Machining Company, Deco Technologies, Inc., Rochester Gear, Inc. and two Newcor Divisions: MT&G and Blackhawk. PMP's components and assemblies are marketed and sold to the automotive, medium and heavy-duty truck and agricultural vehicle industries.

                  RPG produces cosmetic and functional seals and boots and functional engine compartment products. As of the Commencement Date, RPG generated approximately twenty percent (20%) of the Debtors' revenue. RPG consists of two Newcor Divisions, Deckerville and Walkerton, and, one subsidiary of Newcor, Plastronics Plus, Inc. RPG's products are marketed and sold primarily to the automotive industry.

                  SMG designs and manufactures welding, assembly, forming, heat treating and testing machinery and equipment. As of the Commencement Date SMG generated approximately ten percent (10%) of the Debtors' revenue. SMG consists of one Newcor Division, Bay City Special Machines. SMG's machinery and equipment are converted and sold to the automotive appliance, aerospace and general industrial manufacturing industries. SMG has manufactured equipment used to produce cylindrical motor housings for many years and is one of few organizations capable of producing such equipment.

                  For the fiscal year ended December 31, 2001, Newcor and the Subsidiaries reported net sales of approximately $177 million and a net loss of approximately $47 million. As of December 31, 2001, Newcor's consolidated books and records reflected, on a consolidated basis and in accordance with generally accepted accounting principles, approximately $141 million in assets and total liabilities of approximately $181 million. For the six-month period ended June 30, 2002, Newcor and the Subsidiaries reported net sales of approximately $91.2 million and a net loss of approximately $37.7 million. As of June 30, 2002, Newcor's consolidated books and records reflected, on a consolidated basis and in accordance with generally accepted accounting principles, approximately $105 million in assets and total liabilities of approximately $195 million.

                  3. MARKET INFORMATION. The Debtors sell and market their products in five market segments, which consist of automotive (54%), heavy-duty truck (23%), agricultural (10%), capital goods (10%), and industrial (3%). The percentages following the market definitions reflect the portion of 2001 consolidated revenue sold into that respective market. The markets served by the Debtors are highly cyclical and are impacted by the general strength of the economy, prevailing interest rates and other factors outside the control of the Debtors. The markets for automotive, heavy-duty trucks, agricultural vehicles and capital goods, for which the Debtors supply goods and services, have all experienced both strength in recent years as well as significant downturns. Such downturns have adversely affected the revenues, profitability and cash flow of suppliers to these industries, including the Debtors, and there can be no assurance that one or all such industries will not experience similar downturns in the future. A cyclical decline in overall demand in any of the markets served by the Debtors would have a material adverse effect on the Debtors' financial condition, results of operations and debt service capability.

                  4.       PREPETITION CAPITAL STRUCTURE

                           a.       SECURED CREDIT FACILITY. In order to obtain
the liquidity necessary for operating their business operations, the Debtors entered into a $30 million revolving credit facility, pursuant to that certain Third Amended and Restated Credit Agreement, dated January 19, 1998, between Newcor and Comerica Bank (the "Credit Agreement"). The amount outstanding under the Credit Agreement as of the Commencement Date was $21,897,084.17, which includes $6,870,191.78 of letter of credit obligations. Newcor's obligations under the Credit Agreement are secured by liens on and security interests in substantially all of the Debtors' assets, including the Debtors' accounts receivables.

                           b.       INDUSTRIAL REVENUE BONDS. In 1995, Rochester
Gear, Inc. issued $6.1 million of Limited Obligation Refunding Revenue Bonds, Series 1995, pursuant to that certain indenture between Michigan Strategic Fund and PNC Bank, Ohio, National Association, dated as of September 1, 1995 ("IRB Facility"). The IRB Facility is secured by a first lien on a manufacturing plant of Rochester Gear, Inc. ("IRB Collateral") and by a letter of credit in the amount of $6,170,191.78 issued by Comerica Bank under a certain Reimbursement Agreement between Rochester Gear, Inc. and Comerica Bank dated September 1, 1995. Comerica Bank has a second lien on the IRB Collateral. As of the Commencement Date, the total principal amount due under the IRB Facility was outstanding. The IRB Facility will be reinstated under the Plan.

                           c.       SENIOR SUBORDINATED NOTES. Simultaneous with
the acquisition of The Deco Group and in order to fund the acquisition of such business, Newcor issued and sold $125 million principal amount of 9.875% Senior Subordinated Notes due in 2008 (the "Senior Notes") pursuant to that certain Indenture (the "Senior Notes Indenture"), dated March 4, 1998, between Newcor, Inc. and U.S. Bank National Association. In December 1999, Newcor purchased $2 million of the Senior Notes and such Senior Notes continue to be outstanding and held by Newcor. The issuance of the Notes substantially increased the Debtors' leverage, interest expenses and cash requirements for debt service. The Senior Notes are general unsecured obligations of Newcor. The Senior Notes are unconditionally guaranteed on a senior subordinated basis by the following
Subsidiaries: Deco International, Inc., Deco Technologies, Inc., Grand Machining Company, Plastronics Plus, Inc., Rochester Gear, Inc. and Turn-Matic, Inc. Pursuant to the Plan, the Senior Note Claims are deemed to be Allowed Claims in the aggregate amount at $137,498,583.00, which includes $125,000,000 of principal amount of the Senior Notes and $12,498,583 of interest accrued thereon.

                           d.       EQUITY INTERESTS. Newcor is authorized to
issue 11 million shares of stock, including 10 million shares of common stock with a par value of $1.00, and 1 million shares of preferred stock without par value. In 1969, Newcor issued 5,018,515 shares of Newcor's common stock (the "Common Stock"). In addition, over the period of time from 1996 through 1999, Newcor has repurchased 69,447 shares of the Common Stock, which is being held by Newcor as treasury stock. Accordingly, as of the Commencement Date, 4,949,068 shares of the Common Stock were issued and outstanding. Prior to the Commencement Date, shares of the Common Stock traded on the American Stock Exchange ("AMEX") under the symbol NER. On the Commencement Date, the AMEX suspended trading of the Common Stock. On May 6, 2002, the Common Stock was delisted from the AMEX. After being delisted, Newcor's Common Stock commenced trading in the over-the-counter market. Newcor owns 100% of shares of common stock of each of the Subsidiaries.

                           e.       PREPETITION RESTRUCTURING OF NEWCOR'S BOARD
OF DIRECTORS AND MANAGEMENT. In late 1999, EXX and its chairman and chief executive officer, David A. Segal, began acquiring shares of the Common Stock. In early 2000, EXX made an unsolicited offer to acquire additional shares and obtain representation on Newcor's board of directors (the "Board"). The purpose of this offer was to help Newcor turnaround its business operations. EXX's initial offer (as well as subsequent offers) were ignored or declined by Newcor. Ultimately, on February 14, 2001, Newcor agreed (i) to appoint David A. Segal to the Board and (ii) to add an additional director nominated by EXX to the Board (EXX nominated Barry Borodkin). In conjunction therewith, Newcor, EXX and David
A. Segal entered into a definitive agreement which, among other things, provided that Newcor would amend its stockholders' rights plan to allow EXX to increase its ownership stake in Newcor and EXX agreed to forego any proxy contests related to taking control of Newcor.

                  On July 23, 2001, six of the nine members of the Board, including its chairman, resigned. Three directors, David A. Segal, Barry Borodkin (the member of the Board nominated by EXX) and James Connor, the chief executive officer of Newcor, remained on the Board. The resignations effectively provided EXX with control of the Board. Thereafter, David A. Segal was elected Chairman of the Board. In addition, the Board filled three vacant seats with the following directors of EXX: Jerry Fishman, Norman Perlmutter and Frederic Remington. In addition to resigning, five of the six directors agreed to sell their shares of Common Stock to EXX. As a result, EXX increased its holdings to and currently owns approximately 31.23 percent of the Common Stock.

                  5.       EXISTING ORGANIZATIONAL STRUCTURE

                           a. NEWCOR, INC. As noted above, Newcor was organized in 1969. Newcor operates its businesses through the following five unincorporated divisions:

                               -    Bay City Special Machines (located in
                                    Michigan);

                               -    Blackhawk (located in Iowa);

                               -    Deckerville (located in Michigan);

                               -    Machine Tool & Gear (located in Michigan);
                                       and

                               -    Walkerton (located in Indiana)

                           b.       SUBSIDIARIES. In addition to the
         unincorporated divisions, Newcor has the following nine Subsidiaries:

                               -    Deco International, Inc. (Michigan);

                               -    Deco Technologies, Inc. (Michigan);

                               -    ENC Corporation (Michigan);

                               -    Grand Machining Company (Michigan);

                               -    Newcor Foreign Sales Corporation (U.S.
                                    Virgin Islands);

                               -    Newcor M-T-L, Inc. (Michigan);

                               -    Plastronics Plus, Inc. (Wisconsin);

                               -    Rochester Gear, Inc. (Michigan); and

                               -    Turn-Matic, Inc. (Michigan).

                  A chart representing the Debtors' current organizational structure is annexed hereto as Exhibit G.

C.       EVENTS LEADING TO THE COMMENCEMENT OF THE CHAPTER 11 CASES

                  In January of 2001, the Debtors' financial condition began to deteriorate. The main cause for the Debtors' financial difficulties was the economic downturn and recession faced by the United States economy, which substantially and generally harmed the automotive supply and heavy truck industry. The financial difficulties faced by the Debtors affected the entire heavy duty truck and automobile parts manufacturing and supply industries. In that regard, numerous companies commenced chapter 11 cases during the end of 2001 and the beginning of 2002. See, In re Harvard Industries, Inc., et al., Case No. 02-50584 (Bankr. D.N.J. Jan. 15, 2002); In re Valeo Electrical Systems Sales & Marketing LLC, et al., Case No. 01-16249 (SMB) (Bankr. S.D.N.Y. Dec. 14,
2001); In re Hayes Lemmerz Int'l et al., Case No. 01-11490 (MFW) (Bankr. D.
Del. Dec. 5, 2001); In re Wheland Holding, Case No. 01-17271 (Bankr. E.D. Tenn. Nov. 11, 2001); In re Federal Mogul Global, Inc. et al., Case No. 01-10578 (Bankr. D. Del. Oct. 1, 2001).

                  The economic downturn hurt the Debtors' sales efforts and caused a liquidity crisis. Faced with the harsh realities of the economic landscape, the Debtors immediately implemented cost reduction policies. In addition, as a result of their financial difficulties, the Debtors decided not to make their semi-annual interest payment of approximately $6.1 million due September 4, 2001 under the terms of the Senior Notes and the Senior Notes Indenture. The failure to make the interest payment was a default under the Senior Notes Indenture and the Credit Agreement. In that regard, on December 19, 2001, Comerica Bank, as a requirement to continue funding the Debtors' business operations, forced the Debtors to enter into a forbearance agreement (the "Forbearance Agreement"), pursuant to which the amounts available under the Credit Agreement as of February 15, 2002 were reduced from $30 million to $22.2 million.

                  After failing to make the interest payment described above, the Debtors and an ad hoc committee of certain holders of Senior Notes (the "Ad Hoc Committee") commenced extensive, arm's-length negotiations in an attempt to restructure and de-lever the Debtors' balance sheet. As of the Commencement Date, the Debtors and the Ad Hoc Committee had reached an agreement in principal regarding the Debtors' restructuring, the terms of which were set forth in a term sheet (the "Restructuring Term Sheet"). Subsequent to the Commencement Date, the members of the Ad Hoc Committee, along with two of the Debtors' vendors, were appointed to the official statutory committee of unsecured creditors (the "Creditors Committee") in the Chapter 11 Cases pursuant to section 1102 of the Bankruptcy Code. After the formation of the Creditors Committee, the Debtors and the Creditors Committee continued their negotiations of the Restructuring Term Sheet.

                     IV. EVENTS DURING THE CHAPTER 11 CASES

                  On February 25, 2002, the Debtors commenced the Chapter 11 Cases in the Bankruptcy Court. The Debtors continue to operate their businesses and manage their properties as debtors in possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

                  The following is a brief description of certain major events that have occurred during the Chapter 11 Cases.

A.       APPOINTMENT OF THE CREDITORS COMMITTEE

                  On March 11, 2002, the United States Trustee for the District of Delaware appointed the Creditors Committee in the Chapter 11 Cases.

                         CREDITORS COMMITTEE MEMBERS(5)


U.S. Bank National Association           Liberty Funds Group/Colonial Advisory
(as Senior Notes Trustee)                Services, Inc.
1420 Fifth Ave.                          1 Financial Center
7th Floor                                Boston, MA 02118
Seattle, WA 98101

Stonehill Capital Management LLC         State Street Bank and Trust (as
126 East 56th Street                     custodian for General Motors Employees
9th Floor                                Global Pension Trust)
New York, NY 10022                       c/o DDJ Capital Management, LLC,
                                         Investment Advisor
                                         141 Linden Street, Suite 4
                                         Wellesley, MA 02482

Lakeside Plastics                        Pro-Mold & Die
c/o Dempsey, Magnussen, Williamson       55 Chancellar Drive

 & Lampe, LLP                            Roselle, IL 60172
1 Pearl Avenue
Suite 302
Oshkosh, WI 54901

                        CREDITORS COMMITTEE PROFESSIONALS


Counsel to the Creditors Committee       Financial Advisor to the Creditors
                                         Committee

KRAMER LEVIN NAFTALIS & FRANKEL LLP      CHAIM J. FORTGANG, ESQ.
919 Third Avenue                         1251 Avenue of the Americas
New York, NY 10022                       Floor 16
                                         New York, NY 10036
KLETT ROONEY LIEBER & SCHORLING
The Brandywine Building
1000 West Street

Suite 1410
Wilmington, DE 19801

                  Since the Creditors Committee's formation, the Debtors have kept the Creditors Committee informed about their business operations and have sought the concurrence of the Creditors Committee in connection with actions and transactions taken by the Debtors outside of the ordinary course of business. The Creditors Committee has participated actively, together with the Debtors' management and professionals, in, among other things, reviewing the Debtors' business operations and actions taken in the Chapter 11 Cases to begin the process of rehabilitating and reorganizing the Debtors' business capital structure and corporate structure. The Debtors and their professionals have met and communicated with the Creditors Committee and its professionals on a regular basis during the Chapter 11 Cases, including in connection with the negotiation of the Plan.

B.       STABILIZATION OF BUSINESS AND COST REDUCTION POLICIES

                  During the initial stages of the Chapter 11 Cases, the Debtors devoted substantial efforts to stabilizing their operations and restoring their relationship with vendors, customers, employees and utilities that had been impacted by the commencement of the Chapter 11 Cases.

                  1. FIRST DAY ORDERS. Shortly after the Commencement Date, the Bankruptcy Court entered several orders authorizing the Debtors to pay various prepetition Claims. These orders were designed to ease the

-------------------
(5) Financial Management Advisors, Inc. was also appointed a member of the Creditors Committee, but as of March 19, 2002 had transferred its claim against the Debtors and has effectively resigned from the Creditors Committee.

strain on the Debtors' relationships with employees and vendors as a consequence of the commencement of the Chapter 11 Cases and to provide for an orderly transition into chapter 11. The Bankruptcy Court entered orders authorizing the Debtors to, among other things, pay substantially all of the Debtors' prepetition wages and certain benefits to employees and certain prepetition Claims held by trade vendors deemed by the Debtors to be "critical" to the operation of their business.

                  2. STABILIZING OPERATIONS. The Debtors devoted substantial efforts to responding to the disruption to their businesses caused by the commencement of the Chapter 11 Cases and stabilizing their business operations. In that regard, the Debtors engaged in in-depth and detailed communication with critical suppliers and customers, Comerica Bank and employees to provide them with an understanding of the Debtors' financial situation and general plan for emergence from chapter 11. As a result, the Debtors believe that they have recovered from the adverse impact of the commencement of the Chapter 11 Cases.

                  3. CASH COLLATERAL / DIP CREDIT AGREEMENT. On April 1, 2002, the Bankruptcy Court entered the Final Order (I) Authorizing Debtors to (A) Obtain Post-Petition Financing Pursuant to Sections 105, 361, 362, 363, 364(c)(1), 364(c)(2), 364(c)(3) and 364(d)(1) of the Bankruptcy Code, and (B)
Utilize Cash Collateral Pursuant to Section 363 of the Bankruptcy Code and (II) Granting Adequate Protection Pursuant to Sections 361, 362 and 363 of the Bankruptcy Code (the "DIP Order"). Pursuant to the DIP Order, the Debtors were authorized to borrow up to $3 million pursuant to that certain Postpetition Loan and Security Agreement with Comerica Bank (the "DIP Credit Agreement"). To secure their obligations under the DIP Credit Agreement, the Debtors granted to the DIP lender, liens on substantially all of their real and personal property. Notwithstanding the entry of the DIP Order, the Debtors and Comerica have not entered into the DIP Credit Agreement and the Debtors have not borrowed any funds thereunder. The Debtors do not anticipate any need to borrow any funds under the DIP Credit Agreement. In addition, pursuant to paragraph 16 of the DIP Order, Comerica agreed (i) to reduce the total amount of its Claims by $25,000, if the Plan is confirmed and Comerica receives payment in full of its Claims within one year of the Commencement Date or (ii) alternatively, to reduce the total amount of its Claims by $12,500, if the Plan is confirmed and Comerica receives payment in full of its Claims after the first anniversary of the Commencement Date.

                  4. CLOSURE OF DECO TECHNOLOGIES, INC. On May 17, 2002, the Bankruptcy Court entered an Order authorizing the Debtors to modify the CBA (as defined below) and to establish a severance plan in connection with the closure of Technologies (as defined below). Prior to the Commencement Date, the Debtors implemented cost reduction policies and, in that regard, reviewed their business operations to determine whether any of their production facilities could be consolidated through the closing of a specific facility and the transfer of such facility's assets to another facility.

                  In January of 2002, the Debtors determined, among other things, that significant cost savings could be realized by closing Deco Technologies, Inc. ("Technologies"). In connection therewith, the Debtors began transferring the assets and capabilities of Technologies to other facilities. Specifically, the majority of Technologies' assets have been and are being transferred to MT&G located in Corunna, Michigan. The closing of Technologies and the transfer of its operating assets to MT&G was completed as of August 31, 2002. As of the date hereof, Deco owns certain non-operating assets. Such assets may be sold after the Effective Date.

                  In connection with the closing of Technologies, the Debtors were obligated to negotiate certain concessions with their union employees. Specifically, the Technologies employees are subject to a certain Collective Bargaining Agreement (the "CBA"), dated July 7, 1997, between Deco Technologies, Inc. and the United Steelworkers of America AFL-CIO-CLC Local 1279 (the "Union"). As a result of the Debtors' negotiations with the Union, the CBA was modified to establish a severance program, which is critical to the orderly closing of Technologies. On April 18, 2002, the Debtors filed a motion with the Bankruptcy Code for authorization to modify the CBA and approval of the severance program established therein. The Bankruptcy Court entered an order granting such authorization and approval on May 17, 2002.

C.       ANALYSIS OF UNEXPIRED LEASES AND
         EXECUTORY CONTRACTS AND RELATED TRANSACTIONS

                  Shortly after the Commencement Date, the Debtors, together with their attorneys, commenced the process of reviewing and analyzing each of their unexpired leases and executory contracts to determine which, if any, of such leases or contracts should be assumed or rejected during the Chapter 11 Cases. In that regard, the Debtors have filed motions to assume one valuable executory contract (as discussed in more detail below) and reject numerous burdensome executory contracts and unexpired leases. The Debtors are continuing to review their executory contracts and unexpired leases. As a result, the Debtors anticipate that prior to the Confirmation Date they may file additional motions to assume beneficial executory contracts and unexpired leases or reject additional burdensome executory contracts and unexpired leases.

                  1. EQUIPMENT AND PERSONAL PROPERTY LEASES; LEASE REJECTIONS. As part of the aforementioned review and analysis, the Debtors analyzed their equipment and other personal property lease portfolio. To date, the Bankruptcy Court has authorized the Debtors' rejection of approximately nineteen (19) equipment and other personal property leases. As a result, the Debtors have eliminated approximately $115,000 in monthly payments under the rejected leases.

                  2. NONRESIDENTIAL REAL PROPERTY LEASES; EXTENSION OF TIME TO ASSUME OR REJECT. On the Commencement Date, the Debtors were parties to five (5) unexpired leases and one (1) unexpired sublease of nonresidential real property. Pursuant to section 365(d)(4) of the Bankruptcy Code, absent an extension of time by the Bankruptcy Court, the Debtors were required to assume or reject their unexpired leases of nonresidential real property on or before April 26, 2002. By order dated April 23, 2002, the Bankruptcy Court extended the Debtors' time to assume or reject their unexpired leases through and including the earlier of (a) October 1, 2002 and (b) the date of the Order confirming the Plan. On September 30, 2002, the Debtors filed their second motion for an order pursuant to section 365(d)(4) of the Bankruptcy Code further extending the time within which the Debtors must assume or reject the unexpired lease of non-residential real property.

                  On March 13, 2002, the Debtors filed a motion to reject one unexpired lease and one unexpired sublease of nonresidential real property, which was pending before the Bankruptcy Court until such lease and sublease have expired by their terms. In addition, the Debtors rejected one unexpired lease of nonresidential real property, and the order authorizing such rejection was entered by the Bankruptcy Court on August 2, 2002. As of the date hereof, the Debtors are parties to 1 (one) unexpired lease of nonresidential real property, three leases and one sublease expired by their terms and one lease was rejected by the Debtors.

                  3. ASSUMPTION OF GMT-355 AGREEMENT. Prior to the Commencement Date, the Debtors entered into that certain Equipment and Access Agreement, dated as of August 2001, and a related purchase order (collectively, the "GMT-355 Agreement"), with American Axle. Pursuant to the GMT-355 Agreement, the Debtors agreed to manufacture and deliver to American Axle a certain GMT-355 Carrier and Tube Assembly Slug Welder (the "GMT-355"), and American Axle is required to make progress payments to the Debtors to the extent the Debtors achieve certain milestones in connection with the manufacturing of the GMT-355.

                  Prior to the Commencement Date, American Axle made a progress payment to the Debtors of $885,000. In addition, upon the Debtors' achieving additional milestones, American Axle agreed to make additional progress payments, which will equal $2,065,000 in the aggregate. Accordingly, the completion of the manufacturing and delivery of the GMT-355 will generate significant value to the Debtors' estates. As a result, on May 1, 2002, the Debtors filed a motion with the Bankruptcy Code for authorization to assume the GMT-355 Agreement. The assumption of the GMT-355 Agreement was approved by the Bankruptcy Court on May 21, 2002. As of September 16, 2002, the Debtors received further progress payments from American Axle in the total amount of $1,475,000.

                  4. SETTLEMENT WITH ICX CORPORATION. Prior to the Commencement Date, the Debtors leased certain items of equipment (the "ICX Equipment") from ICX Corporation ("ICX") pursuant to a certain master lease agreement and respective equipment schedules (collectively, the "ICX Lease"). The Debtors use the ICX Equipment at their Blackhawk facility (the "Blackhawk Facility") to manufacture and assemble tractor parts for one of the Debtors' largest customers. As a result of the Debtors' failure to make certain rental payments under the ICX Lease, ICX sent to the Debtors on or about January 31, 2002 the requisite letters to terminate the ICX Lease. Despite the termination of the ICX Lease, Newcor continued using the ICX Equipment in the ordinary course of its business at the Blackhawk Facility. As a result, on March 6, 2002, ICX filed a motion seeking relief from the automatic stay to (i) recover the ICX Equipment immediately and (ii) receive administrative expense payments from the Debtors for their use of the ICX Equipment (the "ICX Motion"). In order to limit the disruption to the Debtors' business operations at the Blackhawk Facility and to protect the integrity of the Debtors' other property, the Debtors

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
determined that any recovery of the ICX Equipment by ICX needed to be accomplished in an orderly deliberate manner. In that regard, the Debtors filed a response to the ICX Motion. Thereafter, ICX filed a reply to the Debtors' response. On April 1, 2002, the Bankruptcy Court held a hearing with respect to the ICX Motion (the "ICX Hearing"). At the ICX Hearing, the Bankruptcy Court determined that facts regarding both the appropriate procedures for the recovery of the ICX Equipment and the amount to be paid for the use of the ICX Equipment were in dispute, and scheduled an evidentiary hearing to determine such disputes.

                  After the ICX Hearing but prior to the evidentiary hearing, the Debtors and ICX commenced negotiations in attempt to settle the aforementioned disputes. After several weeks of intense and continuous negotiations, the Debtors and ICX reached an agreement to settle their disputes. As part of this settlement, Newcor agreed to purchase the ICX Equipment from ICX, and ICX agreed to finance a substantial portion of Newcor's purchase of the ICX Equipment for a total cost of $1,080,000 (including interest) on the condition that ICX was granted a first priority security interest in and lien upon the ICX Equipment. On May 6, 2002, the Debtors filed the Motion for Order Pursuant to Sections 105, 363(b) and 364(c)(2) of the Bankruptcy Code and Bankruptcy Rule 9019 Approving the Settlement Between Newcor, Inc. and ICX Corporation Including, but not Limited to, the Debtors' Purchase of the Equipment from ICX Corporation and the Provision of Postpetition Financing by ICX Corporation in Connection Therewith (the "ICX Settlement Motion"). On May 30, 2002, the Bankruptcy Court granted the ICX Settlement Motion. On August 16, 2002, the Debtors and ICX entered into a purchase agreement, effective as of May 1, 2002, pursuant to which ICX conveyed title to the Equipment to the Debtors and the Debtors granted a senior first priority security interest in the equipment to ICX. As a result, the Debtors have incurred secured liability in the amount of $919,308, which is represented by a promissory note (the "ICX Note"). As of September 30, 2002, the Debtors' secured debt obligation under the ICX Note was $831,528.00.

                  5. PURCHASE OF EQUIPMENT FROM GENERAL ELECTRIC CAPITAL CORPORATION. On May 1, 2002, General Electric Capital Corporation ("GE Capital") filed the Motion of General Electric Capital Corporation for Entry of an Order:
(i) Compelling Payment and Performance of Post-Petition Obligations under Unexpired Leases; (ii) Allowing and Directing Payment of Administrative Expense Claims; (iii) Granting Adequate Protection or Stay Relief; (iv) Compelling Debtors to Assume or Reject Unexpired Leases; and (v) Granting Other Related Relief (the "Motion to Compel"). On May 3, 2002, the Debtors filed a motion to reject certain equipment schedules with GE Capital (the "Rejection Motion"). GE Capital filed an objection to the Rejection Motion, and the Debtors filed a response to GE Capital's objection and an objection to the Motion to Compel. As a result of lengthy negotiations, GE Capital consented to the Debtors' rejection of the aforementioned equipment schedules, and the Debtors agreed to purchase certain equipment from GE Capital that is necessary for the Debtors' business operations (the "GE Capital Equipment") for the total purchase price of $319,800.00. On August 6, 2002, the Bankruptcy Court entered the Order (A) Authorizing the Debtors to Reject the Equipment Schedules and (B) Resolving, In Part, the Motion of General Electric Capital Corporation to Require Debtor [sic] to Assume or Reject Certain Equipment Leases, which authorized the aforementioned purchase of the GE Capital Equipment.

                  6. COLLECTIVE BARGAINING AGREEMENTS. As of the date hereof, the Debtors are parties to the following collective bargaining agreements (collectively, the "Collective Bargaining Agreements"): (i) Agreement between Newcor, Inc. (Newcor Bay City Div.) and the International Union United Automobile, Aerospace and Agricultural Implement Workers of America (U.A.W.) and its Local 496, dated as of June 11, 2001, (ii) Labor Agreement between Newcor, Inc., Deco-Division (a/k/a Grand Machining Company) and United Steelworkers of America AFL-CIO-CLC on behalf of its Local No. 1279, dated as of April 3, 2000 and (iii) Collective Bargaining Agreement between Deco Technologies, Inc. and United Steelworkers of America AFL-CIO-CLC on behalf of its Local No. 1279, dated as of July 7, 1997, as modified by that certain Memorandum of Agreement Regarding Plant Shutdown Between the United Steelworkers of America AFL-CIO-CLC and its Local 1279 and Newcor Technologies Division (a/k/a Deco Technologies, Inc.), dated as of April 3, 2002.

D.       CLAIMS PROCESS AND BAR DATES

                  1. SCHEDULES AND STATEMENTS. On April 26, 2002, the Debtors filed their Statements of Financial Affairs, Schedules of Assets and Liabilities, Schedules of Executory Contracts and Unexpired Leases and Lists of Equity Security Holders (collectively, the "Schedules") with the Bankruptcy Court.

                  2. BAR DATES. By order dated May 14, 2002 (the "Bar Date Order") the Bankruptcy Court, pursuant to Bankruptcy Rule 3003(c)(3), fixed the following bar dates for the filing of proofs of claim in the Chapter

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
11 Cases: (i) July 19, 2002 (the "General Bar Date") as the general bar date for all Entities, other than governmental units; (ii) August 23, 2002 as the bar date for the governmental units; (iii) the date set forth in an order entered prior to the Confirmation Date authorizing a Debtor's rejection of an executory contract or unexpired lease (a "Rejection Order") or the later of the (a) General Bar Date or (b) thirty (30) days after the entry of a Rejection Order as the bar date for Entities whose Claims arise out a Rejection Order; (iv) the later of (x) the General Bar Date or (y) twenty (20) days after the date the notice of a Debtor's amendment to the Schedules, which reduces the undisputed, noncontingent or liquidated amount or changes the nature or classification of a claim against the Debtor, is served on the affected claimant as the bar date for such claimant to file a proof of claim or to amend any previously filed proof of claim in respect of the amended scheduled Claim.

                  In accordance with the Bar Date Order, on or about May 20, 2002, a proof of claim form, a notice regarding the scheduling of each Claim and a notice regarding the Bar Date and the Bar Date Order were mailed to all creditors listed on the Debtors' Schedules. A proof of claim form, a notice regarding the Bar Date and the Bar Date Order were also mailed, in accordance with the Bar Date Order, to, among others, the members of the Committee and all Persons and Entities requesting notice pursuant to Bankruptcy Rule 2002 as of the entry of the Bar Date Order.

                  Approximately 2,144 proofs of claim asserting Claims against the Debtors have been originally scheduled or filed with KCC, the debtors' claims and notice agent, on or before the General Bar Date. Based on the information received from KCC, the Debtor's claims agent, and on review of the Claims register, the Debtors estimate that the aggregate amount of Claims filed and scheduled is approximately $182,100,556.90 excluding Claims for which no amounts were specified, otherwise unliquidated Claims, Claims against multiple Debtors, amended Claims, obviously duplicate Claims and guarantee Claims. The Debtors are currently reviewing, analyzing and reconciling the filed Claims and will object to a substantial portion of the filed Claims. The Debtors estimate that the aggregate amount of scheduled and filed Claims that ultimately will become Allowed Claims in the Chapter 11 Cases will equal $163,000,000 or less.

E.       DEVELOPMENT OF BUSINESS PLAN AND PLAN NEGOTIATIONS

                  After achieving an initial stabilization of their business operations during the early stages of the Chapter 11 Cases, the Debtors engaged in an extensive review and evaluation of the constituent parts of their business in the context of formulating a long-range business plan (the "Business Plan") and, eventually, a plan of reorganization.

                  In addition, as noted above, after the Creditors Committee's formation the Debtors engaged in negotiations with the Creditors Committee to finalize the Restructuring Term Sheet. These negotiations addressed, among other things, the treatment of Claims and Interests under the Plan, the amount and form of consideration to be distributed under the Plan to holders of Allowed Claims and Allowed Interests, the types of securities to be issued under the Plan, the liquidity needs and the corporate structure of the Debtors after they emerge from chapter 11.

                  In July 2002, the Debtors were notified that Detroit Diesel, one of their major customers determined not to renew a sales contract for a certain assembly. The current contract with Detroit Diesel expires in January 2003. Sales of the assembly accounted for approximately 16% of the Debtors' total sales for the six months ended June 30, 2002. The Debtors continue doing business with Detroit Diesel. The Debtors informed the Creditors Committee of the impact of Detroit Diesel's failure to renew the sales contract and began to renegotiate certain terms of the Restructuring Term Sheet. The renegotiated terms provide the foundation for the Plan.

                         V. THE PLAN OF REORGANIZATION

                  The Plan provides for a significant reduction of debt from the Debtors' capital structure. Specifically, the Plan provides for the cancellation of $125 million of the Senior Notes and a distribution of $28 million of New Notes to holders of Allowed Unsecured Claims. The Debtors believe that (i) through the Plan, holders of Allowed Claims will obtain a greater recovery from the estates of the Debtors than the recovery that they would receive if the assets of the Debtors were liquidated under chapter 7 of the Bankruptcy Code and
(ii) the Plan will afford the Debtors the opportunity and ability to continue in business as a viable going concern and preserve ongoing employment for the Debtors' employees.

                  The Plan is annexed hereto as Exhibit A and forms a part of this Disclosure Statement. The summary of the Plan set forth below is qualified in its entirety by reference to the provisions of the Plan.

A.       CLASSIFICATION AND TREATMENT OF CLAIMS AND EQUITY INTERESTS

                  The Plan classifies Claims and Equity Interests separately and provides different treatment for different Classes of Claims and Equity Interests in accordance with the Bankruptcy Code. As described more fully below, the Plan provides, separately for each Class, that holders of certain Claims will receive various amounts and types of consideration, thereby giving effect to the different rights of holders of Claims and Equity Interests in each Class.

                  1. ADMINISTRATIVE CLAIMS. Administrative Claims are Claims for costs and expenses of administration under section 503(b) or 1114(e)(2) of the Bankruptcy Code and entitled to priority under section 507(b) of the Bankruptcy Code, including, but not limited to: (a) any actual and necessary costs and expenses incurred after the Commencement Date of preserving the Estates and operating the business of the Debtors (such as wages, salaries or commissions for services and payments for goods and other services and leased premises); (b) compensation for legal, financial advisory, accounting and other services and reimbursement of expenses awarded or allowed under sections 330(a), 331 and 503(b) of the Bankruptcy Code or otherwise to the extent incurred prior to the Effective Date; and (c) all fees and charges assessed against the Estates under section 1930 of chapter 123 of title 28 United States Code.

                  Pursuant to the Plan, and subject to the provisions of sections 330(a) and 331 of the Bankruptcy Code, each Holder of an Allowed Administrative Claim shall be paid by the Debtors, at their election, (a) in full in Cash in such amounts as are incurred in the ordinary course of business of the Debtors, or in such amounts as such Administrative Claim is Allowed by the Bankruptcy Court upon the later of the Effective Date or the date upon which there is a Final Order allowing such Administrative Claim, or, in each case, as soon thereafter as practicable, (b) upon such other terms as may exist in the ordinary course of the Debtors' business or (c) upon such other terms as may be agreed upon between the Holder of such Administrative Claim and the Debtors.

                  2. PRIORITY TAX CLAIMS. Priority Tax Claims are Claims of a governmental unit of a kind specified in section 507(a)(8) of the Bankruptcy Code.

                  Pursuant to the Plan, each Allowed Priority Tax Claim shall be paid in full satisfaction, settlement, release and discharge of and in exchange for such Claim, in Cash, in equal annual installments commencing on the later of the Effective Date and the date on which such Claim is Allowed, or, in each case, as soon thereafter as practicable, and continuing over a period not exceeding six years after the date of assessment of such Claim, together with interest thereon calculated from the Effective Date to the date of payment at the Tax Rate.

                  3. PROFESSIONAL FEES. Pursuant to the Plan, all Entities seeking an award by the Bankruptcy Court of compensation for services rendered or reimbursement of expenses incurred though and including the Effective Date under sections 503(b)(2), 503(b)(3), 503(b)(4) or 503(b)(5) of the Bankruptcy Code shall file their respective final fee applications for allowance of such compensation and reimbursement by no later than sixty (60) days after the Effective Date. No applications need to be filed with or considered by the Bankruptcy Court for compensation and reimbursement of expenses by professionals retained by the Reorganized Debtors or the Creditors Committee for services rendered or expenses incurred after the Effective Date, and such compensation and reimbursement shall be paid by the Reorganized Debtors in the ordinary course of business and without the need for Bankruptcy Court approval.

                  All payments to such Entities will be made in accordance with the procedures established by the Bankruptcy Code, the Bankruptcy Rules and the Bankruptcy Court relating to the payment of interim and final compensation for services rendered and reimbursement of expenses. The aggregate amount paid by the Debtors in respect of compensation for services rendered and reimbursement of expenses incurred by Entities (including professionals employed by the Debtors and the Creditors Committee) through September 30, 2002 is approximately $831,857.04. The Bankruptcy Court will review and determine all applications for compensation for services rendered and reimbursement of expenses.

                  Section 503(b) of the Bankruptcy Code provides for payment of compensation to creditors, indenture trustees and other Entities making a "substantial contribution" to a reorganization case and to attorneys for and other professional advisors to such Entities. The amounts, if any, which may be sought by Entities for such compensation are not known by the Debtors at this time. Requests for compensation must be approved by the Bankruptcy Court after a hearing on notice at which the Debtors and other parties in interest may participate and object to the allowance of any claims for compensation and reimbursement of expenses.

                  4. CLASS 1 - NON-TAX PRIORITY CLAIMS. Non-Tax Priority Claims are Claims that are accorded priority in right of payment under section 507(a) of the Bankruptcy Code (other than Allowed Administrative Claims and Allowed Priority Tax Claims). Such Claims include Claims for (a) accrued employee compensation earned within 90 days prior to commencement of the Chapter 11 Cases to the extent of $4,560 per employee and (b) contributions to employee benefit plans arising from services rendered within 180 days prior to the commencement of the Chapter 11 Cases, but only for each such plan to the extent of (i) the number of employees covered by such plan multiplied by $4,650, less (ii) the aggregate amount paid to such employees from the estates for wages, salaries or commissions during the 90 days prior to the Commencement Date.

                  Pursuant to the Plan, on the later of the Effective Date and the date on which such Claim in Class 1 is Allowed, or, in each case, as soon thereafter as practicable, each Allowed Claim in Class 1 shall be paid in Cash, in full satisfaction, settlement, release and discharge of, and in exchange for such Claim and thereby rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code, except to the extent that the Debtors and any Holder of such Allowed Claim agreed to a different treatment.

                  5. CLASS 2 - CREDIT AGREEMENT CLAIMS. Class 2 consists of all Allowed Credit Agreement Claims. Pursuant to the Plan:

                           a.       On the Effective Date, the Credit Agreement
Claims shall be deemed Allowed Secured Claims paid in full in Cash and without setoff or recoupment of any kind.

                           b.       On the Effective Date, the Comerica Letters
of Credit shall be replaced with new letters of credit. In that regard, (a) the Debtors shall return the Comerica Letters of Credit to Comerica Bank with instructions from the beneficiaries to cancel them and (b) Comerica Bank shall
(i) prorate all fees related to the Comerica Letters of Credit to the date that the Comerica Letters of Credit are returned and (ii) refund any unearned prepaid fees under the Comerica Letters of Credit to the Debtors.

                  6. CLASS 3 - SECURED CLAIMS. Secured Claims consist of all Allowed Secured Claims, other than Claims in Class 2.

                  Pursuant to the Plan, on the later of the Effective Date and the date on which such Claim in Class 3 is Allowed, or, in each case, as soon thereafter as practicable, each Allowed Claim in Class 3 shall be at the election of the Debtors (i) reinstated, (ii) paid in Cash, in full satisfaction, settlement, release and discharge of and in exchange for such Claim, (iii) satisfied by the Debtors' surrender of the collateral securing such Allowed Claim, (iv) offset against, and to the extent of, the Debtors' claims against the holders of such Allowed Claim, or (v) otherwise rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code, except to the extent that the Debtors and such holders agree to a different treatment.

                  7. CLASS 4 - UNSECURED CLAIMS. The Unsecured Claims consist of all Allowed General Unsecured Claims and Allowed Senior Note Claims.

                  The aggregate amount of Senior Note Claims is $137,498,583 (including principal, interest and fees accrued prior to the Commencement Date). The aggregate amount of Unsecured Claims, which includes Senior Note Claims and General Unsecured Claims, as reflected in proofs of claim filed by holders of General Unsecured Claims or, in the event no proof of claim was filed, in the Debtors' Schedules, is $154,026,522.86, excluding General Unsecured Claims for which no amounts were specified, otherwise unliquidated General Unsecured Claims, General Unsecured Claims against multiple Debtors, amended General Unsecured Claims, obviously duplicate General Unsecured Claims and guarantee Senior Note Claims. For purposes of the Plan, through the substantive consolidation of the Debtors, Claims against multiple Debtors are treated as one Claim against the consolidated Debtors and guarantee Claims are eliminated. The Debtors estimate that the aggregate amount of Allowed General

Unsecured Claims will be between approximately $156 million and $188 million. The Debtors' estimate of Allowed General Unsecured Claims is based upon an analysis of the Unsecured Claims and the Debtors' experience to date in resolving disputes concerning the amount of such Unsecured Claims. The ultimate resolution of Unsecured Claims could result in Allowed Unsecured Claims in amounts less than or greater than those estimated by the Debtors for purposes of this Disclosure Statement.

                  Pursuant to the Plan, on the earlier of the Effective Date, or as soon as practicable thereafter, and the date the relevant Claim becomes an Allowed Claim, and subject to the Proceeds Election, each Holder of an Allowed Claim in Class 4 shall receive its Pro Rata share of (i) $20,060,000 in Cash, of which $6 million will be from the Rights Offering and (ii) the New Notes; provided, however, that each Holder of an Allowed Claim in Class 4 subject to the Proceeds Election shall receive its Pro Rata share of the proceeds generated from the sale of the New Notes to which it would otherwise be entitled in lieu of receiving such New Notes; provided, further, however, that if the Effective Date occurs after December 31, 2002, then upon the occurrence of the Effective Date, the Reorganized Debtors shall also deliver an amount of Cash to each Holder of an Allowed Claim in Class 4 equal to such Holder's Pro Rata share of interest accruing at 6.0% per annum on $48,060,000.00 from January 1, 2003 through and including the Effective Date, unless waived by the Creditors Committee.

                  Each Holder of an Allowed Claim in Class 4 that is equal to $250,000 or less shall be deemed to have made the Proceeds Election with respect to its New Notes; provided, however, that each such Holder may elect on such Holder's Ballot for voting on the Plan to receive the New Notes to which it is entitled in lieu of receiving the proceeds from the sale of such New Notes in accordance with the Proceeds Election. Notwithstanding the foregoing, any Holder that would be entitled to receive less than $1,000 in aggregate principal amount of New Notes shall not have the right to receive such New Notes and shall, instead, be subject to the Proceeds Election. Each holder of an Allowed Claim in Class 4 that is equal to more than $250,000 may elect, on such Holder's Ballot for voting on the Plan, to receive the proceeds from the sale of the New Notes to which it would otherwise be entitled in lieu of receiving such New Notes; provided, however, that in order to be eligible to participate in the Proceeds Election, such Holder must reduce its Allowed Claim in Class 4 to $250,000.

                  Payments to satisfy the Proceeds Election shall be funded by the sale of the Offered New Notes, pursuant to the Note Purchase Agreement, as provided in Section V.J. of the Plan.

                  The treatment of Holders of Allowed Unsecured Claims is designed to reduce the number of such Holders that receive New Notes to below 500 so that Reorganized Newcor will not be subject to public reporting requirements in accordance with the federal securities laws. By limiting the number of holders of New Notes to below 500 and, thereby, remaining a private company, the Reorganized Debtors will reduce costs and administrative burdens that would otherwise arise and be incurred to the extent the Reorganized Debtors were subject to federal securities laws.

                  8. CLASS 5 - COMMON STOCK EQUITY INTERESTS. The Common Stock Equity Interests consist of all Common Equity Interests, as evidenced by all the issued and outstanding shares of Common Stock of Newcor.

                  Pursuant to the Plan, after the Disclosure Statement Hearing Date and prior to the Confirmation Date, each Holder of an Allowed Common Equity Interest in Class 5 shall receive, in full and final satisfaction of such Equity Interest, a Right to participate in the Rights Offering, which Right shall entitle the Holder thereof to purchase, on the terms and conditions set forth in the Rights Offering Procedures, its Pro Rata share of 12,000 shares of New Common Stock for its Pro Rata share of the aggregate purchase price of $6 million (which such Pro Rata share shall be determined by dividing the number of shares of Common Stock owned by such Holder by the aggregate number of shares of Common Stock outstanding); provided, however, that, as provided in Section V.I. of the Plan, to exercise such Right, a Holder of an Allowed Common Equity Interest in Class 5 must (i) be an Eligible Holder, (ii) deliver to Newcor no later than the Voting Deadline (A) a signed Rights Subscription Exercise Form and (B) an amount equal to the product of the subscription price (i.e. $500 per share of New Common Stock) and the number of shares of New Common Stock that the Eligible Holder is entitled to (and exercises its Rights to) purchase in accordance with the Rights Offering Procedures by either wire transfer, check, bank draft or money order, and (iii) comply with the other terms and conditions of the Rights Offering Procedures.

                  9. CLASS 6 - OTHER EQUITY INTERESTS. Class 6 consists of all Other Equity Interests.

                  All stock option plans and other equity plans of programs shall be cancelled as of the Effective Date. Holders of Other Equity Interests shall not be entitled to, and shall not receive or retain, any property or interest in property on account of such Other Equity Interests.

                  Class 6 shall receive no distribution under the Plan and, therefore, is conclusively deemed to have rejected the Plan. Pursuant to section 1126(g) of the Bankruptcy Code, holders of Other Equity Interests are not entitled to vote to accept or reject the Plan.

B.       SECURITIES TO BE ISSUED UNDER THE PLAN

                  1. NEW NOTES. Pursuant to the Plan, Reorganized Newcor shall issue $28 million of New Notes, which shall have the terms and conditions set forth in Exhibit A to the Plan and which shall be in form and substance acceptable to Reorganized Newcor and the Creditors Committee. The New Notes will not be listed on any securities exchange.

                  2. NEW COMMON STOCK. As of the Effective Date, Reorganized Newcor shall be authorized to issue 20,000 shares of common stock, par value $.01 per share, pursuant to the certificate of incorporation of Reorganized Newcor, of which up to 12,000 shares shall be initially issued pursuant to the Plan and distributed to Holders of Allowed Interests in Class 5 that exercise their Rights in accordance with the Rights Offering Procedures or with the Rights Offering Guaranty. The New Common Stock will not be listed on any securities exchange.

                  The Holders of New Common Stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of New Common Stock will be entitled to receive ratably such dividends as may be declared by Reorganized Newcor's Board of Directors out of funds legally available for payment of dividends. However, Reorganized Newcor does not presently anticipate that dividends will be paid on New Common Stock for the foreseeable future. In the event of a liquidation, dissolution or winding up of Reorganized Newcor, Holders of New Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock of Reorganized Newcor. Currently, the Debtors do not anticipate issuing any preferred stock. Holders of New Common Stock will have no preemptive, subscription, redemption or conversion rights. All of the outstanding shares of New Common Stock to be issued pursuant to the Plan will be, upon such issuance, validly issued, fully paid and nonassessable. The New Indenture may prohibit or restrict dividends paid to Holders of New Common Stock.

                  3. RIGHTS. Pursuant to the Plan, Holders of Allowed Equity Interests in Class 5 shall receive Rights to subscribe for and to acquire 12,000 shares of New Common Stock, in exchange for $6 million in Cash in accordance with the terms and conditions of the Rights Offering as set forth in the Rights Offering Procedures, provided, however, that the Rights may only be exercised by holders thereof that are in possession of a sufficient number of Rights to entitle such Holder to purchase at least one (1) share of New Common Stock. As of the Commencement Date, there were 4,949,068 of shares of Newcor's Common Stock issued and outstanding. Pursuant to the Plan, the Rights will be distributed ratably to all holders of Common Stock, which will result in the receipt by such holders of one (1) Right for every share of Common Stock held as of the Record Date. As provided above, the Debtors have reserved 12,000 shares of New Common Stock for issuance pursuant to the Rights Offering. Accordingly, an Eligible Holder is entitled to purchase one (1) share of New Common Stock for each lot of 412 shares of Common Stock such Holder holds. The subscription price for shares of New Common Stock purchased pursuant to the Rights Offering is $500 per share of New Common Stock. One of the Eligible Holders is EXX, a company that holds approximately 31% of Newcor's outstanding Common Stock and has provided the Rights Offering Guaranty in accordance with Section V.I.9.b herein. In addition, David A. Segal, the Chairman, chief executive officer and chief financial officer of EXX is also the Chairman and Co-Chief Executive Officer of Newcor. As set forth in the Disclosure Statement Order, the Rights expire on Voting Deadline. The Rights are non-transferable.

C.       PROVISIONS GOVERNING DISTRIBUTIONS

                  1. DISTRIBUTIONS FOR CLAIMS AND EQUITY INTERESTS ALLOWED AS OF THE EFFECTIVE DATE. Except as otherwise provided in the Plan or as may be ordered by the Bankruptcy Court, distributions to be made on

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
account of Claims and Equity Interests that are Allowed as of the Effective Date shall be made on the Effective Date, or as soon as practicable thereafter. Unless otherwise specifically provided for or contemplated in the Plan or Confirmation Order, or required by applicable bankruptcy law, postpetition interest shall not accrue or be paid on any Claims and no Holder of a Claim shall be entitled to interest accruing on or after the Commencement Date. For tax purposes, distributions received in respect of Allowed Claims shall be allocated first to the principal amount of the Allowed Claims with any excess allocated to unpaid interest that accrued on such Claims.

                  2. DELIVERY OF DISTRIBUTIONS BY THE REORGANIZED DEBTORS. The Reorganized Debtors shall make all distributions required to be distributed under the Plan, except that the Senior Note Trustee shall deliver the Debtors' distributions to the holders of Allowed Senior Note Claims in accordance with the Senior Note Indenture and the Plan. Any distribution required to be made pursuant to the Plan on a day other than a Business Day shall be made on the next succeeding Business Day. The Reorganized Debtors may employ or contract with other Entities to assist in or make the distributions required by the Plan.

                  3. DELIVERY AND DISTRIBUTIONS AND UNDELIVERABLE OR UNCLAIMED DISTRIBUTIONS.

                           a.       DELIVERY OF DISTRIBUTIONS IN GENERAL.
Distributions to Holders of Allowed Claims and Allowed Equity Interests shall be made at the address of the Holder of such Claim or Equity Interest as indicated on the records of the Debtors or, if such Holder holds such Claims or Equity Interests through a Nominee, distributions with respect to such Claims or Equity Interests will be made to such Nominee and such Nominee shall in turn, make appropriate book entries to reflect such distributions to such Holders.

                           b.       UNDELIVERABLE DISTRIBUTIONS.

                                    (i)      HOLDING AND INVESTMENT OF
         UNDELIVERABLE DISTRIBUTIONS. If a distribution of Cash (including Cash received by the Reorganized Debtors from the proceeds of the Offered New Notes) or New Notes is returned to the Reorganized Debtors or their designees as undeliverable or is otherwise unclaimed for one (1) year after the Effective Date, such Cash (including Cash received by the Reorganized Debtors from the proceeds of the Offered New Notes) or the proceeds from the sale of such Offered New Notes or such New Notes, as applicable, shall be distributed on a Pro Rata basis to Holders of Allowed Unsecured Claims in Class 4; provided, however, that any such New Notes that would be delivered to a Holder of an Allowed Unsecured Claim in Class 4 that participated in the Proceeds Election shall instead be purchased by the Notes Purchaser, at its option, for the Proceeds Election Purchase Price multiplied by the face amount of such New Notes and the proceeds thereof shall be distributed to such Holder . In the event that the Note Purchaser is not obligated to and elects not to purchase such New Notes and no other Person or Entity agrees to purchase such New Notes at the Proceeds Election Purchase Price, then such New Notes shall be cancelled and the Reorganized Debtors shall distribute Cash in an amount equal to the aggregate face amount of such New Notes multiplied by the Proceeds Election Purchase Price to such Holders. Undeliverable distributions shall remain in the possession of the Reorganized Debtors until such time as a distribution becomes deliverable subject to Section VII.C.2(b) of the Plan or until the first anniversary of the Effective Date. Undeliverable Cash shall not be entitled to any interest, dividends or other accruals of any kind. As soon as reasonably practicable, the Reorganized Debtors shall make all distributions that become deliverable. Distributions of New Notes under the Plan shall be made together with any interest payments that would have been payable on such New Notes had such New Notes been issued on the Effective Date.

                                    (ii)     FAILURE TO CLAIM UNDELIVERABLE
         DISTRIBUTIONS. Any Holder of an Allowed Claim or an Allowed Interest that does not assert a Claim pursuant to the Plan for an undeliverable or unclaimed distribution within one (1) year after the Effective Date shall be deemed to have forfeited its Claim for such undeliverable or unclaimed distribution and shall be forever barred from asserting any such Claim or Equity Interest against any of the Debtors or their Estates, the Reorganized Debtors or their property. Nothing contained herein or in the Plan shall require the Reorganized Debtors to attempt to locate any Holder of an Allowed Claim or Allowed Equity Interest.

                           c.       COMPLIANCE WITH TAX
REQUIREMENTS/ALLOCATIONS. In connection with the Plan, to the extent applicable, the Reorganized Debtors shall comply with all tax withholding and reporting requirements imposed on it by any governmental unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements. For tax purposes, distributions received in respect of Allowed Claims will be allocated first to the principal amount of Allowed Claims with any excess allocated to unpaid interest that accrued on such Claims.

                  4. RECORD DATE FOR DISTRIBUTION. At the close of business on the Effective Date, the transfer register for the Senior Notes and the transfer register for the Common Stock shall be closed and there shall be no further changes in the record Holders of any Senior Notes or Common Stock. Moreover, the Reorganized Debtors shall have no obligation to recognize the transfer of any Senior Notes or Common Stock occurring after the Effective Date, and shall be entitled for all purposes in the Plan to recognize and deal only with those Holders of record as of the close of business on the Effective Date.

                  5. FRACTIONAL NOTES AND FRACTIONAL SHARES. New Notes shall be issued in denominations of $1,000 or more; provided, however, that if a Holder of an Allowed Claim in Class 4 has previously received a New Note in a denomination of $1,000 or more, then such Holder may receive a New Note through a subsequent distribution, in accordance with the terms of the Plan, in a denomination of less than $1,000. Any other provision of the Plan notwithstanding, no New Notes shall be issued in an amount that contains fractions of a dollar. Whenever any distribution of a New Note with a face amount containing a fractional dollar would otherwise be provided for under the Plan, the actual distribution made shall reflect a rounding of the fraction to the nearest whole dollar (up or down) with half dollars being rounded down. Shares of New Common Stock shall be issued in whole numbers only. There shall be no fractional shares of New Common Stock.

                  6. DE MINIMIS DISTRIBUTIONS. Other than distributions made pursuant to Section V.J.5., Section VII.A or Section VIII.A.3 of the Plan, no distribution shall be made to the Holder of an Allowed Claim until the final date on which distributions of Cash and New Notes are made under the Plan unless such Holder is entitled to a New Note in a denomination of $1,000 or more and a corresponding amount in Cash.

                  7. SETOFFS AND RECOUPMENTS. The Debtors or the Reorganized Debtors may, pursuant to section 553 of the Bankruptcy Code or applicable non-bankruptcy law, but shall not be required to, set off against or recoup from any Allowed Claim on which payments are to be made pursuant to the Plan, any Claims of any nature whatsoever, the Debtors or the Reorganized Debtors may have against the Holders of such Claim that is not released under Article X of the Plan and the distributions to be made pursuant to the Plan on account of such Claim.

                  8. SURRENDER OF CANCELED INSTRUMENTS OR SECURITIES. Unless otherwise waived by the Debtors with the prior written consent of the Creditors Committee, as a condition precedent to receiving any distribution pursuant to the Plan on account of an Allowed Claim or Equity Interest, the Holder of such Claim or Equity Interest shall tender the applicable instruments, securities or other documentation evidencing such Claim or Interest to the Distribution Agent or shall deliver an affidavit of lost security in form and substance reasonably acceptable to the Debtors. Any Cash, New Senior Notes or New Common Stock to be distributed pursuant to the Plan on account of any such Claim or Equity Interest shall, pending such surrender or delivery, be treated as an undeliverable distribution pursuant to Section VII.C. of the Plan.

                           a.       COMMON STOCK. Each record Holder of an
Allowed Common Equity Interest representing Common Stock shall transmit the certificates representing its Common Stock to Reorganized Newcor in accordance with written instructions to be provided to such Holders by Reorganized Newcor as promptly as practicable following the Effective Date. Such instructions shall specify that delivery of such stock certificates representing Common Stock will be effected, and risk of loss and title thereto will pass, only upon the proper delivery of such stock certificates with a letter of transmittal in accordance with such instructions. All surrendered stock certificates shall be marked as canceled.

                           b.       SENIOR NOTES. The Debtors' distributions to
Holders of Allowed Senior Note Claims shall be made by the Senior Note Trustee as agent and shall be made in accordance with the Senior Note Indenture and the Plan; provided, however, that the Senior Note Trustee shall provide the Reorganized Debtors with a list of the Holders of Allowed Senior Note Claims.

D.       TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

                  The Bankruptcy Code grants the Debtors the power, subject to the approval of the Bankruptcy Court, to assume or reject executory contracts and unexpired leases. If an executory contract or unexpired lease is rejected, the counterparty to the agreement may file a claim for damages incurred by reason of the rejection. In the case of rejection of leases of real property or certain executory contracts, such damage Claims are subject to certain limitations imposed by the Bankruptcy Code. The Plan provides for the following treatment of executory contracts and unexpired leases:

                  1. ASSUMPTION AND REJECTION OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES. On the Effective Date, except as otherwise provided in the Plan, all executory contracts or unexpired leases of the Reorganized Debtors will be deemed rejected in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code other than those executory contracts and unexpired leases that (1) constitute the Management Contracts, (2) constitute the Collective Bargaining Agreements, (3) have already been assumed by order of the Bankruptcy Court, (4) are the subject of a motion to assume executory contracts or unexpired leases that is pending on the Confirmation Date or (5) are subject to a motion to reject an executory contract or unexpired lease pursuant to which the requested effective date of such rejection is after the Confirmation Date. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such rejections and the assumption of the Management Contracts and the Collective Bargaining Agreements pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Approval of any motions to assume executory contracts or unexpired leases pending on the Confirmation Date shall be approved by the Bankruptcy Court on or after the Confirmation Date by a Final Order. Each executory contract and unexpired lease assumed pursuant to
Article VI of the Plan shall revest in and be fully enforceable by the Reorganized Debtors in accordance with its terms, except as such terms are modified by the provisions of the Plan or any order of the Bankruptcy Court authorizing and providing for its assumption or applicable federal law.

                  2. CLAIMS BASED ON REJECTION OF EXECUTORY CONTRACTS OR UNEXPIRED LEASES. All proofs of Claim with respect to Claims arising from the rejection of executory contracts or unexpired leases, if any, must be filed with the Bankruptcy Court within thirty (30) days after the date of entry of an order of the Bankruptcy Court (including the Confirmation Order) approving such rejection. Any Claims arising from the rejection of an executory contract or unexpired lease not filed within such time will be forever barred from assertion against the Debtors or the Reorganized Debtors, their Estates and property unless otherwise ordered by the Bankruptcy Court or provided in the Plan.

                  3. CURE OF DEFAULTS FOR EXECUTORY CONTRACTS AND UNEXPIRED LEASES ASSUMED.SATISFACTION OF CURE PAYMENTS. Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan that is in default shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in Cash on the Effective Date or on such other terms as the parties to such executory contracts or unexpired leases may otherwise agree. In the event of a dispute regarding: (1) the amount of any cure payments, (2) the ability of the Reorganized Debtors or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (3) any other matter pertaining to assumption, the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order resolving the dispute and approving the assumption. The Confirmation Order shall provide for notices of proposed assumption and proposed cure amounts to be sent to applicable third parties and for procedures for objecting thereto and resolution of disputes by the Bankruptcy Court.

                           b.       THE MANAGEMENT CONTRACTS. On the Effective
Date, the employment agreement dated as of September 3, 2001, between Newcor and David A. Segal shall be assumed and amended by the Segal Addendum. On the Effective Date, the employment agreement between Newcor and James J. Connor, dated as of August 9, 2000, and the "change in control" agreement between Newcor and James J. Connor, dated as of August 9, 2000, shall be assumed and amended by the Connor Addenda, as applicable. There shall not be any cure payments or other amounts payable in connection with the assumption with any of the Management Contracts.

                  4. INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES. The obligations of the Debtors to indemnify any Person serving at any time on or prior to the Effective Date as one of its directors, officers or employees by reason of such Person's service in such capacity, or as a director, officer or employee of any other corporation or legal entity, to the extent provided in any Debtor's constituent documents, by a written agreement with a Debtor or under corporate law of such Debtor's state of incorporation, shall be deemed and treated as executory contracts that are assumed by the Reorganized Debtors pursuant to the Plan and section 365 of the Bankruptcy Code as of the Effective Date. Accordingly, such indemnification obligations of the Debtors to indemnify any Person shall survive Unimpaired and unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Commencement Date.

                  5. COMPENSATION AND BENEFIT PROGRAMS. Except as otherwise expressly provided in the Plan, all employment and severance agreements, and all compensation and benefit plans, other than the Defined Benefit Pension Plans, of the Debtors applicable to their employees shall be treated as executory contracts under the Plan and on the Effective Date will be deemed assumed pursuant to the provisions of sections 365 and 1123 of the Bankruptcy Code.

                  6. WORKERS COMPENSATION COVERAGE. Reorganized Newcor shall be deemed to have assumed any and all workers compensation obligations of Newcor and Grand Machining Company, and may, in accordance with the laws of Michigan, continue as a self-insured employer for purposes of providing workers' disability compensation benefit coverage to the injured Michigan employees of the Debtors and the Reorganized Debtors. Reorganized Newcor shall be responsible for and continue to pay any and all valid claims for benefits and all liabilities required by the Michigan Workers' Disability Compensation Act (MWDC
Act), MCL 418.101 et seq., for all injuries that occurred during the period of self-insured status for Newcor and Grand Machining Company. All such obligations under the MWDC Act shall be paid in accordance with the terms and conditions of workers compensation plans of Newcor and Grand Machining Company in existence as of the Commencement Date. All assessments for the year of 2002, provided for in Chapter 5 of the MWDC Act, shall be paid by the Reorganized Newcor in full.

E.       SUBSTANTIVE CONSOLIDATION OF THE DEBTORS FOR PLAN PURPOSES ONLY

                  The Plan is premised upon the substantive consolidation of the Debtors for Plan treatment, voting and distribution purposes only. Substantive consolidation is an equitable remedy that a bankruptcy court may be asked to apply in chapter 11 cases involving affiliated debtors. Substantive consolidation involves the pooling and merging of the assets and liabilities of the affected debtors. All of the debtors in the substantively consolidated group are treated as if they were a single corporate and economic entity. Consequently, a creditor of one of the substantively consolidated debtors is treated as a creditor of the substantively consolidated group of debtors, and issues of individual corporate ownership of property and individual corporate liability on obligations are ignored. Notwithstanding the foregoing, the consolidation of the Debtors for Plan treatment, voting and distribution will not affect the legal and organizational structure of the Reorganized Debtors in any way whatsoever.

                  Substantive consolidation of two or more debtors' estates generally results in (i) the deemed consolidation of the assets and liabilities of the debtors; (ii) the deemed elimination of intercompany claims, subsidiary equity or ownership interests, multiple and duplicative creditor claims, joint and several liability claims and guarantees; and (iii) the payment of allowed claims from a common fund.

                  It is well-established that section 105(a) of the Bankruptcy Code empowers a bankruptcy court to authorize substantive consolidation. 11 U.S.C.ss. 105(a). Although the United States Court of Appeals for the Third Circuit, the circuit in which the Chapter 11 Cases are pending, has not articulated a specific test or standard for evaluating a request for substantive consolidation, other Circuit Courts of Appeal have developed substantially similar tests for evaluating such requests. See, e.g., United Sav. Bank v. Augie/Restivo Baking Co. (In re Augie/Restivo Baking Co.), 860 F.2d 515 (2d Cir.
1988); Reider v. F.D.I.C. (In re Reider) 31 F.3d 1102 (11th Cir. 1994); Drabkin
v. Midland-Ross Corp. (In re Auto-Train Corp.), 810 F.2d 270 (D.C. Cir. 1987). Although phrased differently, such tests identify two general factors that must be evaluated in the context of a substantive consolidation analysis: (i) whether there is a "substantial identity" or an inseparable "interrelationship" or "entanglement" between the debtors to be consolidated; and (ii) whether the benefits of consolidation outweigh the harm or prejudice to creditors, if any, including whether individual creditors relied upon the separate identity of one of the entities to be consolidated such that they would be prejudiced by substantive consolidation. These tests were adopted by the Bankruptcy Court in In re GC Companies, Inc., 274 B.R. 663, 672-73 (Bankr. D. Del. 2002) and In re Genesis Health Ventures, 266 B.R. 591, 618-19 (Bankr. D. Del. 2001).

                  There is ample factual basis for the substantive consolidation of the Debtors in these Chapter 11 Cases. First, the applicable facts demonstrate a substantial identity and an extensive and inseparable interrelationship and entanglement between and among the Debtors. Such facts include, but are not limited to, the following:

     - The Debtors file consolidated federal income tax returns and prepare financial statements, annual reports and other documents filed with the Securities and Exchange Commission on a consolidated basis;

     - All financial information of the Debtors disseminated to the public, including to customers, suppliers, landlords, lenders and credit rating agencies, is prepared and presented on a consolidated basis;

     -   All of the Subsidiaries are wholly-owned subsidiaries of Newcor;

     - The majority of the Debtors' cash is swept on a daily basis into a concentration account held by Newcor and Newcor transfers funds into the accounts of the Subsidiaries if and when necessary; and

     - The Debtors share common directors.

                  Second, the Debtors believe that creditors would not be prejudiced to any significant degree by the deemed substantive consolidation proposed in the Plan, which is consistent with many of the creditors having dealt with the Debtors as a single economic unit. The Debtors further believe that such deemed substantive consolidation would best utilize the Debtors' assets to make distributions under the Plan. Nonetheless, certain Holders of Claims, including the Holders of the Senior Notes, Comerica and the PBGC, have Claims against each of the Debtors as a result of Subsidiary Guaranties or joint and several liability. In addition, many Holders of Claims hold Claims against a single Debtor. As a result, if the Debtors proposed a plan of reorganization providing for distributions by each Debtor to its individual creditors (a "Non-Consolidated Plan," as opposed to the proposed Plan, which is based on substantive consolidation for Plan treatment, voting and distribution purposes only), it is possible that certain creditors might receive a greater distribution under such a Non-Consolidated Plan than they otherwise would under the Plan. On the other hand, it is likely that many other creditors might receive a lesser distribution under a Non-Consolidated Plan than under the Plan. The Debtors are unable to provide an analysis setting forth the potential recoveries of creditors under a Non-Consolidated Plan because such a Non-Consolidated Plan does not exist and has not been contemplated. Nonetheless, any Holders of Claims or Equity Interests determining whether to accept or reject the Plan and, specifically, the deemed substantive consolidation proposed herein, may review the Debtors' monthly operating reports, which have been filed with the Bankruptcy Court. The most recent monthly operating reports can be found on the docket under docket numbers 401 through 410. The Debtors' monthly operating reports include, when applicable, un-audited balance sheets, income statements and schedules of cash receipts and disbursements for each individual Debtor. In addition, after December 1, 2002, the Debtors' most recent monthly operating reports may be viewed on Newcor's Web site at www.newcor.com.

                  Important to any analysis of whether the benefits of the deemed substantive consolidation proposed herein outweigh any harm to creditors is the fact that such deemed substantive consolidation is a condition to this Plan being confirmed. Thus, if this condition is not met, the Plan can only be confirmed if the condition is waived by the Debtors and the Creditors Committee. The Debtors and the Creditors Committee arduously negotiated the Plan, an element of which is the deemed substantive consolidation proposed herein. Therefore, a waiver of this condition to confirmation is highly unlikely, if not unattainable, because the elimination of the deemed substantive consolidation would alter the fundamental underpinning of the Plan. Accordingly, if the deemed substantive consolidation is not approved and, therefore, the Plan is not confirmed, the Debtors and the Creditors Committee would need to commence the laborious process of negotiating an alternative plan. The Debtors believe that any such process will take a considerable amount of time and, as a result, any distributions to creditors would be significantly delayed, if an agreement can be reached at all. Thus, the Debtors believe that the benefits of the deemed substantive consolidation outweigh any harm or prejudice to creditors.

                  Pursuant to the Plan, entry of the Confirmation Order will constitute the approval, pursuant to section 105(a) of the Bankruptcy Code, effective as of the Effective Date, of the deemed substantive consolidation of the Chapter 11 Cases for purposes of voting on, confirmation of and distribution under the Plan. On and after the Effective Date, (i) for purposes of confirmation of and distribution under the Plan all assets and liabilities of the Debtors, which are wholly-owned subsidiaries of Newcor, will be deemed merged or treated as though they were merged into and with the assets and liabilities of Newcor, (ii) no distributions will be made under the Plan on account of Intercompany Claims among the Debtors,
(iii) all guarantees of the Debtors of the obligations of any other Debtor will be eliminated so that any claim against any Debtor and any guarantee thereof executed by any other Debtor and any joint or several liability of any of the Debtors will be deemed to be one obligation of the consolidated Debtors and (iv) each and every Claim filed or to be filed in the Chapter 11 Case of any of the Debtors will be deemed filed against the consolidated Debtors, and will be deemed one Claim against and obligation of the consolidated Debtors.

F.       PROCEDURES FOR RESOLUTION OF DISPUTED, CONTINGENT
         AND UNLIQUIDATED CLAIMS OR EQUITY INTERESTS

                  1.       RESOLUTION OF DISPUTED CLAIMS

                           a.       PROSECUTION OF OBJECTIONS TO CLAIMS. After
the Effective Date and on or before the Claims Objection Deadline, the Reorganized Debtors, the Creditors Committee and the United States Trustee for the District of Delaware shall have the authority to file objections, settle, compromise, withdraw or litigate to judgment objections to Claims or Equity Interests. From and after the Effective Date, the Reorganized Debtors may settle or compromise any Disputed Claim or Equity Interest without approval of the Bankruptcy Court; provided, however, that if the Reorganized Debtors seek to allow, settle or compromise a Claim for more than $10,000, the Reorganized Debtors shall be required to obtain the Creditors Committee's prior written consent with respect thereto and, in connection therewith, shall provide the Creditors Committee with all information related to the settlement or compromise requested by the Creditors Committee or otherwise relevant to the evaluation by the Creditors Committee of such settlement or compromise; provided, further, however, that if the Creditors Committee does not consent to such allowance, settlement or compromise, the dispute with respect thereto shall be submitted to the Bankruptcy Court for final resolution. In addition to the foregoing, the Reorganized Debtors shall provide the Creditors Committee with monthly reports summarizing the status of the Claims objection process including the asserted amount of any Claims resolved during such period and the resolution of such Claim. At the six-month anniversary of the Effective Date, if the Creditors Committee is not satisfied with the Debtors progress with respect to the Claims objection process, then the Creditors Committee may petition the Bankruptcy Court to replace the Reorganized Debtors as the party to resolve all Disputed Claims. The Reorganized Debtors may object to such petition.

                           b.       ESTIMATION OF CLAIMS AND EQUITY INTERESTS.
The Debtors or the Reorganized Debtors or the Creditors Committee may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim or Equity Interest pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtors or the Reorganized Debtors have previously objected to such Claim or Equity Interest or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim or Equity Interest at any time during litigation concerning any objection to any Claim or Equity Interest, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount will constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtors or the Reorganized Debtors or the Creditors Committee may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. All of the aforementioned Claims or Equity Interests and objection, estimation and resolution procedures are cumulative and not necessarily exclusive of one another. Claims and Equity Interests may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court.

                           c.       PAYMENTS AND DISTRIBUTIONS ON DISPUTED
CLAIMS AND EQUITY INTERESTS. Notwithstanding any provision in the Plan to the contrary, except as otherwise agreed by the Reorganized Debtors in their sole discretion, but subject to the prior written consent of the Creditors Committee, no partial payments and no partial distributions will be made with respect to a Disputed Claim or Equity Interest until the resolution of such disputes by settlement or Final Order. On the date or, if such date is not a Business Day, on the next successive Business Day that is 5 business days after the calendar month in which a Disputed Claim or Equity Interest becomes an Allowed Claim or Allowed Equity Interest, the Holder of such Allowed Claim or Allowed Equity Interest will receive all payments and distributions to which such Holder is then entitled under the Plan. Notwithstanding the foregoing, any Person or Entity who holds both an Allowed Claim(s) and a Disputed Claim(s) (or an Allowed Equity Interest(s) and a Disputed Equity Interest(s)) will not receive the appropriate payment or distribution on the

Allowed Claim(s) (or Allowed Equity Interest(s)), except as otherwise agreed by the Reorganized Debtors in their sole discretion, but subject to the prior written consent of the Creditors Committee, until the Disputed Claim(s) or Disputed Equity Interest(s) are resolved by settlement or Final Order.

                           d.       DISPUTED CLAIMS RESERVE. On the Effective
Date (or as soon thereafter as is practicable) and without duplicating the reserves created pursuant to Section V.J.4 of the Plan, the Reorganized Debtors shall establish the Disputed Claims Reserve and shall reserve in respect of each Disputed Claim an amount of Cash and New Notes that would have been distributed to the Holder of such Disputed Claim if such Disputed Claim had been an Allowed Claim on the Effective Date in an amount equal to the least of (i) the amount of the Claim filed with the Bankruptcy Court, or, if no amount was specified, an amount determined by the Debtors and the Creditors Committee, (ii) if no Claim was filed, the amount listed by the Debtors in the Schedules as not disputed, contingent or unliquidated, or (iii) the amount, if any, estimated by the Bankruptcy Court pursuant to section 502(c) of the Bankruptcy Code. The Reorganized Debtors shall also reserve in respect of such Disputed Claim any and all interest payments and other payments and distributions that would actually have been paid or made after the Effective Date to the holder thereof on account of the New Notes that would have been issued to such holder had the Disputed Claim of such holder been an Allowed Claim on the Effective Date. Any Cash reserved by the Reorganized Debtors on account of Disputed Claims shall be set aside, segregated and held in interest-bearing accounts or certificates of deposit. Notwithstanding anything to the contrary contained herein or in the Plan, the amount of Cash (including interest actually earned thereon) and New Notes (plus interest payments and other payments and distributions in respect thereof and any interest actually earned thereon) reserved in respect of any Disputed Claim pursuant to this Section VIII.A.4 shall constitute the maximum amount of Cash and New Notes to be distributed to the holder of such Disputed Claim.

                           e.       DISTRIBUTIONS AFTER ALLOWANCE. Subject to
Section V.J.5. of the Plan, the Reorganized Debtors shall distribute from the Disputed Claims Reserve to the Holder of any Disputed Claim that has become an Allowed Claim, no later than the fifth business day after the end of the calendar month in which such Disputed Claim becomes an Allowed Claim (or at the expiration of the Option Period as provided in Section V.J.5 of the Plan, if relevant), Cash plus any interest actually earned on such Cash, and New Notes plus any interest payments or other payments or distributions that should have been reserved in respect of such New Notes and any interest actually earned on any such payments or distribution, in amounts equal to the Cash and New Notes such holder would have received on account of such Claim if such Claim had been an Allowed Claim on the Effective Date. Notwithstanding anything to the contrary contained herein or in the Plan, the amount of Cash (including interest actually earned thereon) and New Notes (plus interest payments and other payments and distributions in respect thereof and any interest actually earned thereon) reserved in respect of any Disputed Claim pursuant to Section VIII.A.4 shall constitute the maximum amount of Cash and New Notes to be distributed to the holder of such Disputed Claim.

                           f.       DISTRIBUTIONS AFTER DISALLOWANCE. Except as
otherwise provided herein or in the Plan, if a Disputed Claim is disallowed, in whole or in part, the Reorganized Debtors shall, on a semi-annual basis, redistribute to the Holders of Allowed Unsecured Claims in Class 4, each such Holder's Pro Rata share of the Cash (including interest actually earned thereon) and New Notes (plus interest payments and other payments and distributions in respect thereof and any interest actually earned thereon) reserved in respect of such disallowed Disputed Claim; provided, however, that any such New Notes that would be delivered to a Holder of an Allowed Claim that participated in the Proceeds Election shall instead be purchased by the Note Purchaser for the Proceeds Election Price multiplied by the face amount of such New Notes and such Holder shall receive the proceeds thereof; provided, further, however, that the obligation, but not the right, of the Note Purchaser to purchase such New Notes shall end on the six-month anniversary of the Effective Date. In the event that the Note Purchaser is not obligated to and elects not to purchase such New Notes and no other Person or Entity agrees to purchase such New Notes at the Proceeds Election Price, then such New Notes shall be cancelled and the Reorganized Debtors shall distribute Cash in an amount equal to the aggregate face amount of such New Notes multiplied by the Proceeds Election Price to such Holder.

                  2. ALLOWANCE OF CLAIMS AND EQUITY INTERESTS. Except as expressly provided in the Plan or in any order entered in the Chapter 11 Cases prior to the Effective Date (including the Confirmation Order), no Claim or Equity Interest shall be deemed Allowed, unless and until such Claim or Equity Interest is deemed Allowed under the Bankruptcy Code or the Bankruptcy Court enters a Final Order in the Chapter 11 Cases allowing such Claim or Equity Interest. Except as expressly provided in the Plan or any order entered in the Chapter 11 Cases prior to the Effective Date (including the Confirmation Order), the Reorganized Debtors after confirmation will have and retain any and all rights and defenses the Debtors had with respect to any Claim or Equity Interest as of the date the Debtors filed their petitions for relief under the Bankruptcy Code. All Claims of any Person or Entity that owes money to the Debtors shall be disallowed unless and until such Person or Entity pays the amount it owes the Debtors in full.

                  3. CONTROVERSY CONCERNING IMPAIRMENT. If a controversy arises as to whether any Claims or Equity Interests, or any Class of Claims or Equity Interests, are Impaired under the Plan, the Bankruptcy Court shall, after notice and a hearing, determine such controversy before the Confirmation Date.

                  4. PBGC CLAIMS. The PBGC Premium Claims will be resolved in connection with the claims resolution process. All of the other PBGC Claims, including the PBGC Termination Claims and the PBGC Minimum Contribution Claims, shall be withdrawn, subject to the occurrence of Section IX.B.10 of the Plan, and, in exchange therefor, the Debtors agree that the obligations of the Debtors with respect to the Defined Benefit Pension Plans will not be affected in any way by these Chapter 11 Cases.

G.       CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE PLAN

                  1.       CONDITION PRECEDENT TO CONFIRMATION

                  The Bankruptcy Court will not enter the Confirmation Order unless and until the following conditions have been satisfied or duly waived pursuant to Section IX.C of the Plan:

                           a.       The Confirmation Order shall be reasonably
acceptable in form and substance to the Debtors and the Creditors Committee and such Confirmation Order will:

                                    (i)      authorize and direct the Debtors
         and the Reorganized Debtors to take all actions necessary or appropriate to enter into, implement and consummate the contracts, instruments, releases, leases, indentures and other agreements or documents created in connection with the Plan;

                                    (ii)     decree that the provisions of the
         Confirmation Order are nonseverable and mutually dependent;

                                    (iii)    authorize the Reorganized Debtors

         to (a) issue the New Notes and the New Common Stock and (b) enter into the Plan Documents;

                                    (iv)     decree that the New Notes and New
         Common Stock issued under the Plan are exempt from registration under the Securities Act of 1933 pursuant to section 1145 of the Bankruptcy Code, except (a) to the extent that Holders of the New Notes and New Common Stock are "underwriters," as that term is defined in section 1145 of the Bankruptcy Code, (b) New Notes purchased pursuant to the Proceeds Election Guaranty and/or the Proceeds Election Auction and/or
         (c) New Common Stock purchased pursuant to the Rights Offering
         Guaranty;

                                    (v)      approve the substantive
         consolidation of the Debtors, for Plan purposes only, as contemplated and to the extent set forth in Article II and Section V.K of the Plan;

                                    (vi)     approve the releases as
         contemplated and to the extent set forth in Article X of the Plan;

                                    (vii)    approve the withdrawal of the PBGC
         Termination Claims and the PBGC Minimum Contribution Claims, subject to the occurrence of Section IX.B.10 of the Plan, and decree that the obligations of the Debtors with respect to the Defined Benefit Pension Plans will not be affected in any way by the Chapter 11 Cases;

                                    (viii)   decree that the Confirmation Order
         shall supersede any Bankruptcy Court orders issued prior to the Confirmation Date that may be inconsistent with the Confirmation Order;

                                    (ix)     authorize the implementation of the
         Plan in accordance with its terms; and

                                    (x)      provide that pursuant to section
         1146(c) of the Bankruptcy Code, the assignment or surrender of any lease or sublease and the delivery of any deed or other instrument or transfer order, in furtherance of, or in connection with the Plan, including any deeds, bills of sale or assignments executed in connection with any disposition or transfer of assets contemplated by the Plan shall not be subject to any stamp, real estate transfer, mortgage recording or other similar tax (including, without limitation, any mortgages or security interest filing to be recorded or filed in connection with the Exit Facility).

                           b.       The Debtors shall have received a binding
commitment for the Exit Facility, which commitment shall be in form and substance and with a lender reasonably acceptable to the Debtors and the Creditors Committee.

                           c.       The amount as of the Confirmation Date of
all Allowed General Unsecured Claims plus the full face amount of all Disputed Claims that are General Unsecured Claims plus the estimated amount of contingent or unliquidated General Unsecured Claims plus the full face amount of all other Claims that could become Allowed General Unsecured Claims, aggregates less than $25 million. Claims that are contingent or unliquidated in amount shall be valued at an amount agreed to by the Debtors and the Creditors Committee or, if they cannot agree, the amount ordered by the Bankruptcy Court.

                           d.       The Rights Offering Guarantor shall have

executed and delivered to the Debtors the Rights Offering Guaranty and shall have made the deposits contemplated thereby and all such deposits shall have been maintained at all times.

                           e.       The Proceeds Election Guarantor shall have

entered into the Proceeds Election Guaranty and the Bankruptcy Court shall have entered an order approving the terms of the Proceeds Election Guaranty.

                           f.       The Proceeds Election Auction shall have

been completed and the selection by the Creditors Committee of the Note Purchaser shall have been approved by an order of the Bankruptcy Court.

                  2.       CONDITIONS PRECEDENT TO THE EFFECTIVE DATE

                  The Effective Date will not occur and the Plan will not be consummated unless and until each of the following conditions have been satisfied or duly waived pursuant to Section IX.C of the Plan:

                           a.       The following agreements, in form and
substance satisfactory to the Reorganized Debtors and the Creditors Committee, shall have been executed, delivered, filed and adopted, as appropriate, and all conditions precedent thereto shall have been satisfied:

                                    (i)      the New Certificate of

         Incorporation of each of the Reorganized Debtors;

                                    (ii)     the New By-laws of each of the
         Reorganized Debtors; and

                                    (iii)    each of the other Plan Documents.

                           b.       Each New Certificate of Incorporation of the
Reorganized Debtors and each certificate of incorporation of the New Operating Subsidiaries and the New Real Estate Subsidiaries shall have been filed with the Secretary of its respective state of incorporation.

                           c.       All actions, documents and agreements
necessary to implement the Plan shall have been effected or executed.

                           d.       The initial board of directors of
Reorganized Newcor and the Reorganized Debtors, the New Operating Subsidiaries and the New Real Estate Subsidiaries shall have been appointed.

                           e.       The amount as of the Effective Date of all
Allowed General Unsecured Claims plus the full face amount of all Disputed Claims that are General Unsecured Claims plus the estimated amount of contingent or unliquidated General Unsecured Claims plus the full face amount of all other Claims that could become Allowed General Unsecured Claims, aggregates less than $25 million. Claims that are contingent or unliquidated in amounts shall be valued at any amount agreed to by the Debtors and the Creditors Committee or if they cannot agree, the amount ordered by the Bankruptcy Court.

                           f.       The Debtors shall have received an aggregate
of $6 million pursuant to the Rights Offering and the Rights Offering Guaranty.

                           g.       The Restructuring Transactions shall have

been consummated.

                           h.       The Debtors shall have received the proceeds
of the Proceeds Election Auction from the Note Purchaser.

                           i.       In the event the Proceeds Election Guarantor
is not selected as the Note Purchaser, it shall have received the break-up fee payable to it pursuant to the Proceeds Election Guaranty.

                           j.       The Defined Benefit Pension Plans shall not
have been terminated.

                  3. WAIVER OF CONDITIONS. The Debtors, with the prior written consent of the Creditors Committee, which consent shall not be unreasonably withheld, may waive any of the conditions to Confirmation of the Plan and/or to Consummation of the Plan set forth in Article IX of the Plan at any time, without notice, without leave or order of the Bankruptcy Court, and without any formal action other than proceeding to confirm and/or consummate the Plan; provided, however, that only the consent of the Creditors Committee shall be required to waive the conditions set forth in Section IX.A.3 and Section IX.B.5 and the Debtors shall be deemed to have waived such conditions; and, provided, further, however, that under no circumstances shall the Debtors waive the condition set forth in Section IX.B.10 of the Plan.

                  4. EFFECT OF NON-OCCURRENCE OF CONDITIONS TO CONSUMMATION. If the Consummation of the Plan does not occur, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any Claims by or against, or any Equity Interests in, the Debtors; (2) prejudice in any manner the rights of the Debtors or any creditors or (3) constitute an admission, acknowledgment, offer or undertaking by the Debtors or any creditors in any respect.

H.       EFFECT OF PLAN CONFIRMATION; DISCHARGE, RELEASE AND INJUNCTION

                  1. BINDING EFFECT. The Plan shall be binding upon and inure to the benefit of the Debtors, the Reorganized Debtors, the New Operating Subsidiaries, the New Real Estate Subsidiaries, all present and former Holders of Claims and Equity Interests, and their respective successors and assigns, including, but not limited to, all parties-in-interest in these Chapter 11 Cases, including Professionals.

                  2. SUBORDINATION. The classification and manner of satisfying all Claims and Equity Interests under the Plan and the respective distributions and treatments under the Plan take into consideration all subordination rights, if any, arising by contract or general principles of equitable subordination, sections 510(a), 510(b) or 510(c) of the Bankruptcy Code or otherwise. All subordination rights that a Holder of a Claim or Equity Interest may have with respect to any distribution to be made pursuant to the Plan will be discharged and terminated, and all actions related to the enforcement of such subordination rights will be enjoined.

                  3. RELEASES BY THE DEBTORS. As of the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, the Debtors and the Reorganized Debtors in their individual capacities and as debtors in possession, will be deemed to forever release, waive and discharge all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities (other than the rights of the Debtors or the Reorganized Debtors to enforce the Plan and the contracts, instruments, releases, indentures and other agreements or documents delivered thereunder) whether direct or derivative, liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors, the Chapter 11 Cases, or the Plan or the Disclosure Statement, and that could have been asserted by or on behalf of the Debtors or their Estates or the Reorganized Debtors against (i) the current representatives, directors, officers and employees of the Debtors (other than for money borrowed from or owed to the Debtors by any such representatives, directors, officers or employees as set forth in the Debtors' books and records) and the Debtors' agents and professionals, in each case in their capacity as such; (ii) the Holders of Senior Note Claims and the Senior Note Trustee, in each case in their capacity as such; (iii) EXX (in its role as shareholder and/or control person) and (iv) the respective affiliates and current representatives, officers, directors, employees, agents, members, direct and indirect shareholders, advisors, and professionals of the foregoing, in each case in their capacity as such; provided, however, that the foregoing parties will receive the releases only if they voted to accept the Plan and do not check the appropriate box on their Ballots, to the extent applicable, to opt out of the releases provided for in Section X.D. of the Plan.

                  4. RELEASES BY HOLDERS OF CLAIMS AND EQUITY INTERESTS. On the Effective Date, each Holder of a Claim or Equity Interest that votes to accept the Plan and does not check the appropriate box on its Ballot to opt out of the releases, will be deemed to forever release, waive and discharge all Claims, demands, debts, rights, causes of action or liabilities (other than the right to enforce the Debtors' or the Reorganized Debtors' obligations under the Plan, and the contracts, instruments, releases, agreements and documents delivered under the Plan), whether direct or derivative, liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part on any act or omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors, the Chapter 11 Cases, the Plan or the Disclosure Statement against (a) the current representatives, directors, officers and employees of the Debtors (other than Claims or Equity Interests unrelated to the Debtors) and the Debtors' agents and Professionals, in each case in their capacity as such; (b) the Holders of the Senior Note Claims and the Senior Note Trustee, (c) EXX (in its role as shareholder and/or control person) and (d) the respective affiliates and current representatives, officers, directors, employees, agents, members, direct and indirect shareholders, advisors, and professionals of the foregoing, in each case in their capacity as such. The Debtors do not believe that they have any Claims against any of the Entities to be released under the Plan.

                  5. EXCULPATION AND LIMITATION OF LIABILITY. Except as provided in the Plan or the Confirmation Order, neither the Debtors, the Senior Note Trustee, the Creditors Committee nor the individual members thereof, EXX, nor any of their respective present members, representatives, officers, directors, shareholders, employees, advisors, attorneys or agents acting in such capacity, shall have or incur any liability to, or be subject to any right of action by, any Holder of a Claim or an Equity Interest, or any other party in interest, or any of their respective agents, direct or indirect shareholders, employees, representatives, financial advisors, attorneys or affiliates, or any of their respective successors or assigns, for any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their willful misconduct or gross negligence, and in all respects shall be entitled to rely reasonably upon the advice of counsel with respect to their duties and responsibilities under the Plan.

                  6. DISCHARGE OF CLAIMS AND TERMINATION OF EQUITY INTERESTS. Except as provided in the Plan or the Confirmation Order, pursuant to section 1141(d) of the Bankruptcy Code, (i) the rights afforded under the Plan and the treatment of all Claims and Equity Interests therein, shall be in exchange for and in complete satisfaction, discharge and release of Claims and Equity Interests of any nature whatsoever, including any interest accrued on Claims from and after the Commencement Date, against any Debtor or any of its assets or properties, (ii) on the Effective Date, all such Claims against, and Equity Interests in, any Debtor shall be satisfied, discharged and released in full and
(iii) all Persons and Entities shall be precluded from asserting against the Reorganized Debtors, their successors or their assets or properties any other or further Claims or Equity Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date.

                  7. INJUNCTION. Except as otherwise provided in the Plan or the Confirmation Order, all Persons or Entities that have held, hold or may hold Claims against or Equity Interests in the Debtors are as of the Effective Date
(i) permanently enjoined from taking any of the following actions against the Estates or any of their properties on account of any such Claims or Equity Interests and (ii) permanently enjoined from taking any of the following actions against any of the Debtors, the Reorganized Debtors, or their property or assets on account of such Claims or Equity Interests: (a) commencing or continuing, in any manner or in any place, any action or other proceeding; (b) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order; (c) creating, perfecting or enforcing any lien or encumbrance; (d) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due to the Debtors; and (e) commencing or continuing, in any manner or in any place, any action that does not comply with or is inconsistent with the provisions of the Plan; provided, however, that nothing contained in the Plan shall preclude such Persons from exercising their rights pursuant to and consistent with the terms of the Plan.

                  By accepting distributions pursuant to the Plan, each Holder of an Allowed Claim or Equity Interest will be deemed to have specifically consented to the injunctions set forth in Article X of the Plan.

I.       MEANS FOR IMPLEMENTATION OF THE PLAN

                  1. CONTINUED CORPORATE EXISTENCE AND VESTING OF ASSETS IN THE REORGANIZED DEBTORS. Except as provided for in the Restructuring Transactions Agreement, each of the Debtors shall, as a Reorganized Debtor, continue to exist after the Effective Date as a separate legal entity, with all powers of a corporation, limited liability company, joint venture, or partnership, as applicable, under the laws of their respective states of incorporation, formation, or organization, and without prejudice to any right to alter or terminate such existence (whether by merger, acquisition, or otherwise) under such applicable State law. Except as otherwise provided in the Plan or any Plan Document, on and after the Effective Date, all property of the Estates, and any property acquired by the Debtors or the Reorganized Debtors under the Plan, shall vest in the Reorganized Debtors, free and clear of all Claims, liens, charges, or other encumbrances. On and after the Effective Date, the Reorganized Debtors may operate their businesses and may use, acquire or dispose of property and compromise or settle any Claims or Equity Interests, without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan or the Confirmation Order.

                  2. RESTRUCTURING TRANSACTIONS. On or after the Confirmation Date, but before the Effective Date, Turn-Matic, Inc. shall distribute to Newcor the Turn-Matic Intercompany Claim, which distribution shall be treated for federal income tax purposes as a distribution in the amount of the Turn-Matic Intercompany Claim to which Section 301 of the Internal Revenue Code of 1986, as amended, applies. On the Effective Date, and pursuant to the Restructuring Transactions Agreement, the applicable Debtors or Reorganized Debtors shall enter into the Restructuring Transactions and shall take any actions as may be necessary or appropriate to effect a corporate restructuring of their respective businesses or the overall corporate structure of the Reorganized Debtors, as and to the extent provided therein. The Restructuring Transactions may include one or more mergers, consolidations, restructurings, conversions, dissolutions, conversions, transfers or liquidations as may be determined by the Debtors or the Reorganized Debtors to be necessary or appropriate, in each case as to the extent provided in the Restructuring Transaction Agreement. The actions to effect the Restructuring Transactions may include, in each case as and to the extent provided in the Restructuring Transaction Agreement: (a) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, dissolution or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable state law and any other terms to which the applicable Entities may agree; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption or delegation of any asset, property, right, liability, debt or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable parties agree; (c) the filing of appropriate certificates or articles of incorporation, reincorporation, merger, consolidation, conversion or dissolution pursuant to applicable state law; and (d) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable state law in connection with the Restructuring Transactions.

                  3. NEWCOR RESTRUCTURING. On the Effective Date, the Newcor Restructuring shall be consummated in accordance with the Restructuring Transactions Agreement, and Reorganized Newcor shall be vested with 100% of the common stock of the New Operating Subsidiaries and the New Real Estate Subsidiaries and Newcor shall transfer the assets of the Newcor Divisions (other than the assets of Bay City Special Machines) and the Owned Real Property to the New Operating Subsidiaries and the New Real Estate Subsidiaries, respectively. In addition, on the Effective Date the Dissolving Debtors will be dissolved, with any assets of such Dissolving Debtors being transferred to one or more of the Reorganized Debtors, the New Operating Subsidiaries or the New Real Estate Subsidiaries. On and after the Effective Date, the Debtors and Reorganized Debtors shall be authorized to take whatever corporate or other action that is necessary or advisable in order to accomplish the Restructuring Transactions or the Newcor Restructuring.

                  A chart representing the organizational structure of the Reorganized Debtors as of the Effective Date is annexed hereto as Exhibit H.

                  4. CANCELLATION OF SENIOR NOTES AND COMMON STOCK. On the Effective Date, except to the extent otherwise provided in the Plan, all notes, instruments, certificates, and other documents evidencing (a) the Credit Agreement Claims, (b) the Senior Notes, (c) the Common Stock and (d) any stock options, warrants or other rights to purchase Common Stock shall be canceled and the obligations of the Debtors or the Reorganized Debtors thereunder or in any way related thereto shall be discharged. On the Effective Date, except to the extent otherwise provided in the Plan, the Senior Note Indenture, shall be deemed to be canceled, as permitted by section 1123(a)(5)(F) of the Bankruptcy Code, and the obligations of the Debtors thereunder, except for the obligation to pay, reimburse and indemnify the Senior Note Trustee, shall be discharged; provided that the Senior Note Indenture shall continue in effect solely for the purposes of allowing the Senior Note Trustee, agent or servicer to make the distributions to be made on account of such Allowed Senior Note Claims under the Plan. Any actual, necessary and reasonable fees or expenses due to the Senior Note Trustee, agent or servicer as of the Effective Date shall be paid directly by the Debtors on the Effective Date or as soon as practicable thereafter and shall not be deducted from any distributions to the Holders of Claims and Equity Interests.

                  5. ISSUANCE OF NEW SECURITIES; EXECUTION OF PLAN DOCUMENTS. On the Effective Date, (i) the Reorganized Debtors shall issue all securities, notes, instruments, certificates, and other documents of the Reorganized Debtors required to be issued pursuant to the Plan, including, without limitation, the New Notes and the New Common Stock, each of which shall be distributed as provided in the Plan and (ii) the Reorganized Debtors and the other parties thereto shall execute and deliver the Plan Documents.

                  6.       CORPORATE GOVERNANCE AND CORPORATE ACTION

                           a.       REORGANIZED DEBTORS

                                    (i)      NEW CERTIFICATES OF INCORPORATION
         AND NEW BY-LAWS. On or immediately prior to the Effective Date, each of the Reorganized Debtors will file its New Certificate of Incorporation with the Secretary of State of its respective state of incorporation in accordance with the relevant sections of the corporate laws of such state of incorporation. After the Effective Date, the Reorganized Debtors may amend and restate their New Certificates of Incorporation and other constituent documents as permitted by the laws of the respective states of incorporation.

                                    (ii)     CORPORATE ACTION. As of the
         Effective Date, the adoption and filing of the New Certificates of Incorporation, the approval of the New By-laws, the appointment of directors and officers for the Reorganized Debtors, and all actions contemplated by the Plan shall be deemed to be authorized and approved in all respects (subject to the provisions of the Plan). All matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with the Plan, shall be deemed to have occurred and shall be in effect, pursuant to applicable law, without any requirement of further action by the security holders or directors of the Debtors or the Reorganized Debtors. On the Effective Date, the appropriate officers of the Reorganized Debtors and members of the boards of directors of the Reorganized Debtors are authorized and directed to issue, execute and deliver the agreements, documents, securities and instruments contemplated by the Plan in the name of and on behalf of the Reorganized Debtors.

                           b.       NEW OPERATING SUBSIDIARIES

                                    (i)      CERTIFICATES OF INCORPORATION AND
         BY-LAWS. On or immediately prior to the Effective Date, each of the New Operating Subsidiaries will file its certificate of incorporation with the Secretary of State of its respective state of incorporation in accordance with the relevant sections of the corporate laws of such state of incorporation. After the Effective Date, the New Operating Subsidiaries may amend and restate their certificates of incorporation and other constituent documents as permitted by the laws of the respective states of incorporation.

                                    (ii)     CORPORATE ACTION. As of the
         Effective Date, the adoption and filing of the certificates of incorporation, the approval of the by-laws, the appointment of directors and officers for the New Operating Subsidiaries, and all actions contemplated by the Plan shall be deemed to be authorized and approved in all respects (subject to the provisions of the Plan). All matters provided for in the Plan involving the corporate structure of the New Operating Subsidiaries, and any corporate action required by the New Operating Subsidiaries in connection with the Plan, shall be deemed to have occurred and shall be in effect, pursuant to applicable law, without any requirement of further action by the security holders or directors of the Debtors, the Reorganized Debtors or the New Operating Subsidiaries. On the Effective Date, the appropriate officers of the New Operating Subsidiaries and members of the boards of directors of the New Operating Subsidiaries are authorized and directed to issue, execute and deliver the agreements, documents, securities and instruments contemplated by the Plan in the name of and on behalf of the New Operating Subsidiaries.

                           c.       NEW REAL ESTATE SUBSIDIARIES

                                    (i)      CERTIFICATES OF INCORPORATION AND
         BY-LAWS. On or immediately prior to the Effective Date, each of the New Real Estate Subsidiaries will file its certificate of incorporation with the Secretary of State of its respective state of incorporation in accordance with the relevant sections of the corporate laws of such state of incorporation. After the Effective Date, the New Real Estate Subsidiaries may amend and restate their certificates of incorporation and other constituent documents as permitted by the laws of the respective states of incorporation.

                                    (ii)     CORPORATE ACTION. As of the
         Effective Date, the adoption and filing of the certificates of incorporation, the approval of the By-laws, the appointment of directors and officers for the New Real Estate Subsidiaries, and all actions contemplated by the Plan shall be deemed to be authorized and approved in all respects (subject to the provisions of the Plan). All matters provided for in the Plan involving the corporate structure of the New Real Estate Subsidiaries, and any corporate action required by the New Real Estate Subsidiaries in connection with the Plan, shall be deemed to have occurred and shall be in effect, pursuant to applicable law, without any requirement of further action by the security holders or directors of the Debtors, the Reorganized Debtors or the New Real Estate Subsidiaries. On the Effective Date, the appropriate officers of the New Real Estate Subsidiaries and members of the boards of directors of the New Real Estate Subsidiaries are authorized and directed to issue, execute and deliver the agreements, documents, securities and instruments contemplated by the Plan in the name of and on behalf of the New Real Estate Subsidiaries.

                  7. EXIT FACILITY. On the Effective Date, to finance the distributions to be made to holders of the Credit Agreement Claims that are necessary to consummate the Plan and to provide the Reorganized Debtors with working capital on a going-forward basis, Reorganized Newcor shall enter into the Exit Facility, which may (a) guaranteed by one or more of the other Reorganized Debtors, the New Operating Subsidiaries and the New Real Estate Subsidiaries and/or secured by all or substantially all of the assets of one or more of the Reorganized Debtors, the New Operating Subsidiaries and the New Real Estate Subsidiaries or (b) joint and several among the Reorganized Debtors, the New Operating Subsidiaries and the New Real Estate Subsidiaries.

                  8. SOURCES OF CASH FOR PLAN DISTRIBUTION. All Cash necessary for the Reorganized Debtors to make payments pursuant to the Plan shall be obtained from existing Cash balances, if any, the proceeds of the Exit Facility and, with respect to Class 4, Cash received from the proceeds of the Rights Offering and, if applicable, Cash received from the sale of the Offered New Notes.

                  9.       RIGHTS OFFERING.

                           a.       RIGHTS OFFERING PROCEDURES. Pursuant to the
Disclosure Statement Order, not more than five (5) days after the Disclosure Statement is approved, Newcor shall distribute the Rights Offering Procedures and the Rights Subscription Exercise Forms (along with the other Plan solicitation materials in accordance with the Disclosure Statement Order) to the Holders of record of Common Equity Interests, as reflected in the Debtors' books and records. Subject to the terms of the Rights Offering Procedures, in order to participate in the Rights Offering, Holders of Allowed Interests in Class 5 must hold a sufficient number of Rights to purchase at least one (1) share of New Common Stock. The Rights shall be distributed ratably to all Holders of the Common Stock, which will result in the Holders of Common Stock receiving one (1) Right for each share of Common Stock held by such Holder as of the Record Date; provided, however, that in order to purchase one (1) share of New Common Stock, an Eligible Holder must hold 412 shares of the Common Stock. The Rights will expire on the Voting Deadline.

                           In order to participate in the Rights Offering, each
Eligible Holder, in accordance with the Rights Offering Procedures, must (a) deliver to Newcor no later than the Rights Offering Deadline (i) a signed Rights Subscription Exercise Form and (ii) an amount equal to the product of the subscription price (i.e. $500 per share of New Common Stock) and the number of shares of New Common Stock that the Eligible Holder is entitled to purchase (and exercise its Rights to) by either wire transfer, check, bank draft or money order and (b) comply with the other terms and conditions of the Rights Offering Procedures. All subscriptions for the purchase of New Common Stock pursuant to the Rights Offering are subject to and conditioned upon the Confirmation of the Plan and the occurrence of the Effective Date of the Plan. All monies tendered by and collected from Eligible Holders who elect to purchase New Common Stock pursuant to the Rights Offering will be held in a segregated account of the Debtors for the benefit of such Eligible Holders. In the event the Plan is confirmed, (a) the monies held in the segregated account will be distributed to the Holders of Allowed Claims in Class 4 in accordance with the relevant terms of the Plan and (b) New Common Stock shall be delivered to the Eligible Holders that exercised their Rights and tendered their money to Newcor. In the event the Plan is not confirmed or the Effective Date does not occur, Newcor will return such tendered and collected funds to the Eligible Holders.

                           b.       RIGHTS OFFERING GUARANTY. On or before the
Disclosure Statement Hearing Date, the Rights Offering Guarantor shall execute and deliver to Newcor the Rights Offering Guaranty, pursuant to which the Rights Offering Guarantor shall agree to purchase, on the Effective Date, all of the shares of New Common Stock for which the holders of the Rights do not subscribe pursuant to the Rights Offering for whatever reason (including because the holders thereof are not Eligible Holders). In that regard, the Rights Offering Guarantor shall deliver to Reorganized Newcor, on the Effective Date, an amount of Cash equal to the difference between $6 million and the aggregate amount of Cash received by Reorganized Newcor from holders of Rights who complied in all respects with Section III.A.5(b) and Section V.I.1 of the Plan. On the Effective Date and upon the receipt by Reorganized Newcor from the Rights Offering Guarantor of such purchase price for the remaining shares of New Common Stock in connection with the Rights Offering, Reorganized Newcor shall deliver the remaining shares of New Common Stock to the Rights Offering Guarantor.

                           As stated in Section V.B.3 herein, EXX, a holder of
approximately 31% of Newcor's outstanding Common Stock, has provided the Rights Offering Guaranty in accordance with this Section V.I.9.b. In addition, David A. Segal, the Chairman, chief executive officer and chief financial officer of EXX is also the Chairman and Co-Chief Executive Officer of Newcor.

                  10.      PROCEEDS ELECTION.

                           a.       PROCEEDS ELECTION SALE. On the Effective
Date, the Debtors shall consummate the sale of the Offered New Notes, subject to the reserve for Offered New Notes created pursuant to Section V.J.4. of the Plan. Subject to Section III.A.4 of the Plan and the Disclosure Statement Order, Holders of the Proceeds Election Claims may elect on their Ballots whether they will opt into or out of, as the case may be, the Proceeds Election. To the extent a Holder of a Claim in Class 4 (a) opts into the Proceeds Election of (b) is deemed to have opted into the Proceeds Election and does not or cannot, as the case may be, opt out of the Proceeds Election in accordance with the Plan (i.e., such Claim is a Proceeds Election Claim), then the New Notes that such Holder would have otherwise received (subject to the resolution of such Claim) pursuant to the Plan shall be pooled together and sold, subject to Section V.J.4. of the Plan by Reorganized Newcor to the Note Purchaser pursuant to the Note Purchase Agreement.

                           b.       PROCEEDS ELECTION GUARANTY. On or before the
Disclosure Statement Hearing Date, the Proceeds Election Guarantor shall have entered into the Proceeds Election Guaranty, pursuant to which it shall have agreed to purchase from Reorganized Newcor, pursuant to the Note Purchase Agreement, but subject to the Proceeds Election Auction, up to $2 million aggregate principal amount of the Offered New Notes for the Proceeds Election Guaranty Price. The offer of the Proceeds Election Guarantor to purchase the Offered New Notes as and to the extent provided in the Proceeds Election Guaranty shall be subject to the Proceeds Election Auction, which shall be conducted on or before the Confirmation Date pursuant to terms and conditions agreed to by the Debtors and the Creditors Committee and consistent with in
Section V.J.3 of the Plan. As provided in the Proceeds Election Guaranty, to the extent the Proceeds Election Guarantor is not the successful purchaser of the Offered Notes at the Proceeds Election Auction, then the Proceeds Election Guarantor shall be entitled on the Effective Date to a break-up fee equal to $30,000. Such break-up fee shall be payable in Cash from the proceeds of the Proceeds Election by the Note Purchaser on the Effective Date.

                           c.       PROCEEDS ELECTION AUCTION. At or prior to
the Proceeds Election Auction, the Debtors, after consulting with the Creditors Committee, shall inform all Persons and/or Entities participating in the Proceeds Election Auction of the aggregate amount of Offered New Notes available to be purchased at the Proceeds Election Auction. In order for a Person or Entity to participate in the Proceeds Election Auction, such Person or Entity must submit a qualifying competing overbid. The initial qualifying competing overbid must be in an amount equal to the Proceeds Election Guaranty Price plus $40,000. Thereafter, each successive qualifying competing overbid must be in an amount equal to or greater than $10,000 more than the previous qualifying competing overbid. The Person or Entity with the highest and best bid at the closing of the Proceeds Election Auction, as determined by the Creditors Committee, shall be the winner of the Proceeds Election Auction and shall be the Note Purchaser. The Debtors shall provide notice of the Proceeds Election Auction Procedures (including, if relevant, the time, date and location of the Proceeds Election Auction) to appropriate Persons and Entities in a commercially reasonable manner.

                           d.       THE NOTE PURCHASE AGREEMENT. On the
Effective Date, (a) the Debtors and the Note Purchaser shall sign the Note Purchase Agreement, (b) the Note Purchaser shall deliver to the Debtors Cash in an amount equal to the Proceeds Election Purchase Price and (c) the Debtors shall deliver to the Note Purchaser that portion of the Offered New Notes that relates to Claims in Class 4 that are Allowed Claims as of the Effective Date. The portion of the Proceeds Election Purchase Price for the Offered New Notes that relate to Claims in Class 4 that are Allowed Claims as of the Effective Date shall be distributed on a pro rata basis to the Holders of such Allowed Claims in accordance with the Plan. The portion of the Proceeds Election Purchase Price for the Offered New Notes that relate to Proceeds Election Claims that are not Allowed Claims in Class 4 as of the Effective Date shall be deposited by the Debtors into a segregated, interest bearing account of the Debtors, to be distributed in accordance with Section V.J.5. of the Plan.

                           e.       OFFERED NEW NOTES IN RESPECT OF DISPUTED
CLAIMS, ESTIMATED CLAIMS AND OTHER CLAIMS. To the extent that any Proceeds Election Claim becomes an Allowed Claim in Class 4 after the Effective Date and such Allowed Claim is equal to $250,000 or less, then the Holder thereof shall be deemed to have made the Proceeds Election with respect to the New Notes it otherwise would have received pursuant to Section III.A.4 of the Plan and the applicable amount of the Proceeds Election Purchase Price, together with interest earned thereon, related to such Allowed Claim shall be distributed to the Holder of such Allowed Claim, pursuant to Sections VIII.A.4 and VIII.A.5 of the Plan, and the Offered New Notes relating to such Claim shall be delivered to the Note Purchaser; provided, however, that such Holder may elect within 15 calendar days of such Holder's Claim becoming an Allowed Claim to receive the New Notes to which such Holder would be entitled pursuant to Section III.A.4 of the Plan in lieu of receiving any of the Proceeds Election Purchase Price, in which case no Offered New Notes relating to such Allowed Claim will be delivered to the Note Purchaser. To the extent that any Proceeds Election Claim becomes an Allowed Claim in Class 4 after the Effective Date and such Allowed Claim is equal to more than $250,000, then the Holder thereof shall receive the New Notes to which it is entitled pursuant to Section III.A.4 of the Plan; provided, however, that such Holder may elect within the Option Period to reduce its Allowed Claim in Class 4 to $250,000 and to receive the Proceeds Election Purchase Price with respect to such New Notes, together with interest earned thereon, in lieu of receiving such New Notes, in which case such New Notes shall be delivered to the Note Purchaser. Notwithstanding the foregoing, any Holder that would be entitled to receive less than $1,000 in aggregate principal amount of New Notes shall not have the right to receive such New Notes and shall, instead, be subject to the Proceeds Election. Six (6) business days after the six-month anniversary of the Effective Date (or prior thereto if all of the Proceeds Election Claims are resolved prior to the six-month anniversary of the Effective Date), any amount of the Proceeds Election Purchase Price that remains in the interest bearing account shall be paid, plus interest actually earned thereon, to the Note Purchaser. To the extent any Proceeds Election Claims become Allowed Claims after the six-month anniversary of the Effective Date, the Note Purchaser shall, at its option, have the right, but not the obligation, to purchase the Offered New Notes in respect of such Proceeds Election Claims; provided, however, that the Note Purchaser shall inform the Debtors of its intent to purchase such Offered Notes in writing within five (5) business days of the date that the Note Purchaser receives written notification from the Debtors that such Offered Notes are available for purchase.

                  The Proceeds Election Guarantor is David Segal, the Chairman, chief executive officer and chief financial officer of EXX and the Chairman and Co-Chief Executive Officer of Newcor.

                  11. DISTRIBUTIONS IN RESPECT OF SENIOR NOTE CLAIMS. Distributions in respect of the Senior Note Claims shall be delivered to the Senior Note Trustee for delivery to the holders of the Senior Notes in accordance with the Senior Note Indenture. The Reorganized Debtors shall pay the actual, necessary and reasonable fees and expenses of the Senior Note Trustee incurred in connection with distributions to be made pursuant to this Plan.

J.       SUMMARY OF OTHER PROVISIONS OF THE PLAN

                  The following subsections summarize certain other significant provisions of the Plan. The Plan should be referred to for the complete text of these and other provisions of the Plan.

                  1. EFFECTUATING DOCUMENTS, FURTHER TRANSACTIONS AND CORPORATE ACTIONS. Each Debtor and Reorganized Debtor is authorized to execute, deliver, file or record such contracts, instruments, releases and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan and the notes and securities issued pursuant to the Plan. On or after the Effective Date (as appropriate), all matters provided for under the Plan that would otherwise require approval of the shareholders or directors of the Debtors or the Reorganized Debtors shall be deemed to have occurred and shall be in effect, on or after the Effective Date (as appropriate) pursuant to the applicable general corporation law of such Debtor's state of incorporation without any requirement of further action by the shareholders or directors of such Debtor or Reorganized Debtor.

                  2. DISSOLUTION OF CREDITORS COMMITTEE. Upon the entry of an order or final decree concluding the Chapter 11 Cases, the Creditors Committee shall dissolve and members shall be released and discharged from all rights and duties arising from, or related to, the Chapter 11 Cases.

                  3. PAYMENT OF STATUTORY FEES. All fees payable pursuant to section 1930(a) of title 28 of the United States Code, as determined by the Bankruptcy Court at the hearing pursuant to section 1128 of the Bankruptcy Code, shall be paid for each quarter (including any fraction thereof) until the Chapter 11 Cases are converted, dismissed or closed, whichever occurs first.

                  4. MODIFICATION OF PLAN. Subject to the limitations contained in the Plan, (i) the Debtors reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order and (ii) after the entry of the Confirmation Order, the Debtors or the Reorganized Debtors, as the case may be, may (in each case with the consent of the Creditors Committee (not to be unreasonably withheld, delayed or denied)), upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan.

                  5. REVOCATION OF PLAN. The Debtors reserve the right to revoke or withdraw the Plan prior to the Confirmation Date and to file subsequent plans of reorganization. If the Debtors revoke or withdraw the Plan, or if Confirmation or Consummation does not occur, then (i) the Plan shall be null and void in all respects, (ii) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Equity Interest or Class of Claims or Equity Interests), assumption or rejection of executory contracts or leases affected by the Plan, and any document or agreement executed pursuant to the Plan, shall be deemed null and void, and (iii) nothing contained in the Plan shall (a) constitute a waiver or release of any Claims by or against, or any Equity Interests in, such Debtor or any other Person, (b) prejudice in any manner the rights of such Debtor or any other Person, or (c) constitute an admission of any sort by such Debtor or any other Person.

                  6. SUCCESSORS AND ASSIGNS. The rights, benefits and obligations of any Person or Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign of such Person or Entity.

                  7. RESERVATION OF RIGHTS. Except as expressly set forth in the Plan, the Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order and the Effective Date shall occur. None of the filing of the Plan, any statement or provision contained therein, or the taking of any action by Debtor with respect to the Plan shall be or shall be deemed to be an admission or waiver of any rights of any Debtor with respect to the Holders of Claims or Equity Interests prior to the Effective Date.

                  8. SECTION 1146 EXEMPTION. Pursuant to section 1146(c) of the Bankruptcy Code, any transfers of property pursuant hereto shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax or other similar tax or governmental assessment in the United States, and the Confirmation Order shall direct the appropriate state or local governmental officials or agents to forgo the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

                  9. INCONSISTENCY. In the event of any inconsistency between the Plan and the Disclosure Statement, the provisions of the Plan shall govern, and in the event of any inconsistency between the Plan and any Plan Document, the provisions of such Plan Document shall govern; provided, that in event of any inconsistency between the Plan and the Proceeds Election Guaranty, the Rights Offering Guaranty or the Note Purchase Agreement, the Plan shall govern.

                  10. GOVERNING LAW. Except to the extent the Bankruptcy Code or Bankruptcy Rules are applicable, and subject to the provisions of the Plan Documents and any other contract, instrument, release, indenture, or other agreement or document entered into in connection with the Plan, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

                  11. FURTHER ASSURANCES. The Debtors, the Reorganized Debtors and all Holders of Claims receiving distributions hereunder and all other parties in interest shall, from time to time, prepare, execute and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of this Plan.

                  12. SERVICE OF DOCUMENTS. Any pleading, notice or other document required by the Plan to be served on or delivered to the Reorganized Debtors shall be sent by first class U.S. mail, postage prepaid to:

                           Newcor, Inc.
                           4850 Coolidge
                           Suite 100
                         Royal Oak, Michigan 48073-1023

                           with copies to:

                           Kirkland & Ellis

                           Citigroup Center

                           153 East 53rd Street

                           New York, New York 10022
                           Attn:    Ludmila A. Chuplygina, Esq.

                           and

                           Pachulski, Stang, Ziehl, Young & Jones P.C.
                           919 North Market Street
                           Wilmington, Delaware 19899-8705
                           Attn:    Scotta E. McFarland, Esq.

                   VI. BOARDS OF DIRECTORS AND MANAGEMENT OF
                   THE REORGANIZED DEBTORS, THE NEW OPERATING
                SUBSIDIARIES AND THE NEW REAL ESTATE SUBSIDIARIES

A.       BOARDS OF DIRECTORS AND MANAGEMENT

                  1. DIRECTORS AND OFFICERS OF THE REORGANIZED DEBTORS. Subject to section 1129(a)(5) of the Bankruptcy Code, the directors and officers of the Debtors shall resign as of the Effective Date. Pursuant to section 1129(a)(5), the Debtors will disclose, at the hearing to consider approval of this Disclosure Statement or within ten (10) days thereafter, the identity and affiliations of any Person proposed to serve on the initial boards of directors of the Reorganized Debtors. To the extent any such Person is an "insider" under the Bankruptcy Code, the nature of any compensation for such Person will also be disclosed. Each such director and officer shall serve from and after the Effective Date pursuant to the terms of the New Certificates of Incorporation and other constituent documents of the Reorganized Debtors.

                  2. DIRECTORS AND OFFICERS OF THE NEW OPERATING SUBSIDIARIES. Pursuant to section 1129(a)(5), the Debtors will disclose, at the hearing to consider approval of this Disclosure Statement or within ten (10) days thereafter, the identity and affiliations of any Person proposed to serve on the initial boards of directors of the New Operating Subsidiaries. To the extent any such Person is an "insider" under the Bankruptcy Code, the nature of any compensation for such Person will also be disclosed. Each such director and officer shall serve from and after the Effective Date pursuant to the terms of the certificates of incorporation and other constituent documents of the New Operating Subsidiaries.

                  3. DIRECTORS AND OFFICERS OF THE NEW REAL ESTATE SUBSIDIARIES. Pursuant to section 1129(a)(5), the Debtors will disclose, at the hearing to consider approval of this Disclosure Statement or within ten (10) days thereafter, the identity and affiliations of any Person proposed to serve on the initial boards of directors of the New Real Estate Subsidiaries. To the extent any such Person is an "insider" under the Bankruptcy Code, the nature of any compensation for such Person will also be disclosed. Each such director and officer shall serve from and after the Effective Date pursuant to the terms of the certificates of incorporation and other constituent documents of the New Real Estate Subsidiaries.

                  4. IDENTITY AND COMPENSATION OF EXECUTIVE OFFICERS. The executive officers of Reorganized Newcor(6P following the Effective Date are presently expected to include each of the individuals identified below. The following table also sets forth the compensation paid by Newcor during the fiscal year ended December 31, 2001 to the executive officers of Newcor who are expected to serve as executive officers of Reorganized Newcor as of the Effective Date:

-------------------
(6) As noted above, these executive officers shall also serve as executive officers of the Reorganized Debtors, the New Operating Subsidiaries and the New Real Estate Subsidiaries.


                                                                                            COMPENSATION

                                                                                ------------------------------------
                                                                                     ANNUAL            ALL OTHER
         NAME                      AGE                 POSITION                    BASE SALARY        COMPENSATION
--------------------------        -----     --------------------------------    ---------------    -----------------
David A. Segal                     63       Co-Chief Executive Officer              $500,000              $0

James J. Connor                    50       President and Co-Chief Executive        $250,000              $0
                                            Officer, Treasurer and Chief
                                            Financial Officer

                  Certain biographical information relating to each of the individuals who is presently expected to serve as an executive officer of Reorganized Newcor is set forth below.

                  David A. Segal has served as the Chairman of the board of directors since July 2001 and the Co-Chief Executive Officer of Newcor since September 2001. In addition, Mr. Segal is the Chairman, Chief Executive Officer and Chief Financial Officer of EXX.

                  James J. Connor has served as Vice President of Finance, Treasurer and Chief Financial Officer of Newcor since April 1999, as the President and Chief Executive Officer of Newcor from August 2000 to September 2001, and as Co-Chief Executive Officer since September 2001. From 1997 to 1999, he was Chief Financial Officer of Rockwell Medical Technologies, Inc., a manufacturer and distributor of dialysis solutions and chemical powders for the rental dialysis markets.

                  5.       MANAGEMENT CONTRACTS

                           a.       SEGAL AGREEMENT. In connection with his
engagement as Newcor's Chairman and Co-CEO, David A. Segal and Newcor entered into an employment agreement effective as of September 3, 2001 (the "Segal Agreement"). Under the Segal Agreement, Mr. Segal is entitled to a base salary of $500,000 per year. His base salary may be adjusted upward at the sole discretion of the Board, but in any event shall be increased annually by a percentage equal to the increase of the Consumer Price Index, all commodities, as reported by the Department of Labor. Mr. Segal is also entitled to a bonus under the agreement, which, at a minimum, shall provide a bonus of 5.0% of the Company's pretax profit in each fiscal year, except that in the first year subsequent to the year 2001 that the Company is profitable, Mr. Segal's minimum bonus shall be $100,000. In addition, Mr. Segal shall also be entitled to participate in any employee benefit plan maintained by the Newcor for its employees. The term of the Segal Agreement is ten years.

                  Under the Segal Agreement, both Newcor and Mr. Segal have the right, under specific conditions, to terminate his employment before expiration of the stated term under proper notice. If Newcor terminates Mr. Segal for Cause (as defined in the Segal Agreement), Mr. Segal shall have no right to receive any compensation or benefit hereunder on or after the effective date of such termination. If Newcor terminates Mr. Segal without Cause (as defined in the Segal Agreement), Newcor shall pay Mr. Segal an amount equal to ten times his base salary, plus an additional amount equal to the greater of (i) three times the bonus paid for the previous year or (ii) the average bonus for each of the three years immediately preceding the date of the termination. Should Mr. Segal die during the term of the Segal Agreement, Newcor shall pay to his beneficiary an amount equal to the lesser of ten times the base salary or the base salary through the balance of the term of the Segal agreement, plus an additional amount equal to the greater of (i) three times his bonus for the previous year or (ii) the average of his bonus for each of the three years immediately preceding the date of such termination.

                  The Segal Agreement prohibits Mr. Segal from divulging, communicating, publishing or otherwise disclosing any of Newcor's systems, designs, procedures, pricing and market strategies, concepts, technical information, trade secrets, know-how, customer lists, customer contacts, customer prospects, fee schedules, business and financial records and such other information regarded by Newcor as confidential and of a proprietary nature.

                           b.       ADDENDUM TO SEGAL EMPLOYMENT AGREEMENT. In
connection with the negotiations between the Debtors and the Creditors Committee regarding the terms of the Plan, Mr. Segal agreed to enter into a certain addendum to the Segal Agreement (the "Segal Addendum") to modify certain terms of the Segal Agreement. Those modifications are as follows:

                                    (i)      Section 2 of the Segal Agreement

         shall be amended to provide that (a) the term of the Segal Agreement shall be three (3) years from the Effective Date (as defined in the Plan) and (b) commencing on the third anniversary of the Effective Date (as defined in the Plan) and at the conclusion of each three (3) year period thereafter, the term of this Addendum shall be automatically extended for an additional three (3) year period unless Mr. Segal's employment is terminated pursuant to Section 8 of the Segal Agreement.

                                    (ii)     Section 5(a) of the Segal Agreement

         shall be amended to provide that Mr. Segal's Base Salary shall not be increased or adjusted upward at any time under any circumstances, except that the Base Salary may be increased annually by a percentage equal to the increase of the Consumer Price Index, all commodities, as reported by the Department of Labor. The base period for this calculation shall be the 2002 calendar year.

                                    (iii)    Section 5(b) of the Segal Agreement

         is hereby amended to provide that (a) any minimum bonus accruing under
         Section 5(b) of the Segal Agreement shall be deferred and shall not be payable or paid, and shall not be assertable as a claim against Newcor or any of its subsidiaries or affiliates, until the 91st day after the New Notes and all amounts payable under or in connection with the Indenture are paid in full, (b) any calculation or determination of Newcor's pretax profit shall exclude non-cash income items, including cancellation of indebtedness income, and (c) during any calendar year in which Newcor fails to pay in cash all interest accruing on the New Notes in such year, any bonus that is earned in such year shall accrue, but shall be deferred and shall not be payable or paid, and shall not be assertable as a claim against Newcor or any of its subsidiaries or affiliates, until the 91st day after all such interest is paid in cash in full, and in the event any bonus in such year (regardless of the year in which such bonus was earned) had previously been paid, Mr. Segal shall promptly disgorge such bonus to Newcor; provided, however, that, after the interest is paid in cash in full, Newcor shall pay the deferred bonus to Segal subject to the terms of this Section 3.

                                    (iv)     Section 8 of the Segal Agreement

         shall be amended to provide that (a) no amounts shall be payable by, and no claims shall be assertable against, Reorganized Newcor or any of its subsidiaries or affiliates under such Section 8, (b) without limiting the foregoing, any right to severance that accrues shall be deferred and shall not be payable or paid, and shall not be assertable as a claim against Reorganized Newcor or any of its subsidiaries or affiliates, until the 91st day after the New Notes and all amounts payable under or in connection with the Indenture are paid in full and
         (c) Reorganized Newcor will purchase a life insurance and/or disability policy for the benefit of Mr. Segal, provided that the premiums for such policy or policies shall not exceed $30,000 per annum in the aggregate.

                                    (v)      Unless otherwise amended by the
         Segal Addendum, the Segal Agreement shall be in full force and effect.

                                    (vi)     The Addendum shall terminate and
         the Segal Agreement shall be in full force and effective in its entirety on the 91st day after the payment in full of the New Notes and all amounts payable under or in connection with the Indenture and the termination of the Indenture.

                                    (vii)    The holders of the New Notes are
         hereby made third party beneficiaries of this Addendum and shall be able to enforce the terms hereof. Neither the Segal Addendum not the Segal Agreement may be amended or modified without the prior written consent of the holders of a majority of the outstanding principal amount of the New Notes.

                           c.       CONNOR EMPLOYMENT AGREEMENT. In connection
with his engagement as Newcor's President and Co-CEO, James J. Connor and Newcor have entered into an employment agreement, dated August 9, 2000 (the "Connor Employment Agreement"). Under the Connor Employment Agreement, Mr. Connor was initially entitled to a salary at the rate of $200,000, which became $250,000 per year effective January 1, 2001.

Additional increases in base salary are subject to an annual review by the Board. He is also entitled, under the Connor Employment Agreement, to the use of an automobile provided at Newcor's expense (except for a $50 per month personal use charge), to participate in employee benefit plans on the terms generally applicable to executive officers and to eligibility for an incentive bonus (if earned) of up to 100% of his salary, based on performance criteria developed by the Compensation/Stock Option Committee. The Connor Employment Agreement also grants a nonqualified stock option on 10,000 shares of Newcor common stock under the 1996 Employee Incentive Stock Plan.

                           Under the Connor Employment Agreement, both Newcor
and Mr. Connor have the right, unilaterally, to terminate his employment upon 30 days prior written notice to the other party, and his employment would terminate immediately if he becomes permanently disabled or dies. If Newcor terminates Mr. Connor's employment without Cause (as defined in the Connor Employment Agreement), he would be entitled to the continuation of his salary and benefits referred to above for one year after his termination, to the continued use of his automobile for as long as one year and to any bonus earned through his termination date. If his employment terminates due to permanent disability, he would be entitled to substantially similar benefits, reduced by any payments made under Newcor's long-term disability policy. If his employment ends for any other reason, Newcor's obligations to him under the Connor Employment Agreement would extend only to his termination notice.

                           The Connor Employment Agreement prohibits Mr. Connor
from making any attempt to induce or encourage any employee of Newcor or an affiliate to leave for employment with a competitor of Newcor until two years after his employment terminates, and it imposes confidentiality obligations on him for the same time period. It also provides that any intellectual property developed or invented by him during his employment will be Newcor's sole and exclusive property. In addition, the Connor Employment Agreement provides that if Mr. Connor's employment terminates and he then is still a Newcor director he will resign from the Board, if it so requests.

                           The Connor Employment Agreement can be terminated
either voluntarily or involuntarily due to a "Change in Control" (as defined in the rules of the Securities and Exchange Commission) and no payments shall be paid under the Connor Employment Agreement as a result thereof. Mr. Connor shall be entitled to payments agreed to in the Connor Change in Control Agreement (as defined in Section VI.A.5.c herein).

                           d.       CONNOR "CHANGE IN CONTROL" AGREEMENT. James
J. Connor and Newcor have also entered into a separate agreement, dated August 9, 2000 (the "Connor Change in Control Agreement"). The Connor Change in Control Agreement provides for payments to Mr. Connor in certain circumstances when he or Newcor terminates Mr. Connor's employment within eighteen months after the occurrence of a "Change in Control" (as defined in the Connor Change in Control Agreement). Under the Connor Change in Control Agreement, the maximum cash amount that would be payable, if Mr. Connor's employment terminated after a Change in Control, is two (2) times the sum of his annual base salary in effect on the termination date (or, if higher, immediately preceding the Change in Control) plus his average annual bonus for the three full fiscal years immediately preceding the termination date or a Change in Control. The agreement also provides for continuance of health, life and similar insurance coverage for specified time periods following employment termination after a Change in Control.

                  In addition, the agreement provides that upon the occurrence of a Change in Control, all of Mr. Connor's then outstanding, but unexercisable options to acquire Newcor's Common Stock, will become immediately exercisable in full, and that each option held by him would continue to be exercisable for six months following any termination of his employment within eighteen months after a change in control or such shorter period as the option would have been exercisable, if his employment had not terminated.

                           e.       CONNOR ADDENDA. In connection with the
negotiations between the Debtors and the Creditors Committee regarding the terms of the Plan, Mr. Connor agreed to enter into a certain addendum to the Connor Employment Agreement and into a certain addendum to the Connor Change in Control Agreement (collectively, the "Connor Addenda") to modify certain terms of the Connor Employment Agreement and the Connor Change in Control Agreement. The Connor Employment Agreement shall be modified as follows:

                                    (i)      Section 3(b) of the Connor

         Employment Agreement hereby is modified to provide that the amount of any additional incentive bonus earned by Mr. Connor shall be in an amount determined based on performance criteria to be developed and approved by the Board of Directors.

                                    (ii)     Section 7 of the Connor Employment

         Agreement shall be deleted in its entirety and shall be of no further force and effect, and the Option Agreement (as defined in the Connor Employment Agreement) and all stock options that Mr. Connor may have received at any time through and including the Effective Date are hereby terminated and cancelled and of no further force or effect, and Mr. Connor shall not have any rights or claims in respect thereof.

                                    (iii)    Unless otherwise amended by the
         Connor Addenda, the Connor Agreement shall be in full force and effect.

                  The Connor Change in Control Agreement shall be modified as follows:

                                    (i)      Mr. Connor hereby waives, releases
         and discharges any and all causes of action arising under the Change in Control Agreement against Newcor prior to, and including the effective date of the Plan.

                                    (ii)     Mr. Connor hereby agrees that
         neither the implementation of the Plan nor any of the transactions related thereto, shall constitute a change of control as such term is defined in paragraph 5(a) of the Change in Control Agreement.

                                    (iii)    Paragraph 3 of the Connor Change in
         Control Agreement hereby is deleted in its entirety and shall be of no further force and effect, and all stock options that Mr. Connor may have received at any time through and including the Effective Date are hereby terminated and cancelled and of no further force or effect, and Connor shall not have any rights or claims in respect thereof.

                                    (iv)     Unless otherwise amended by this
         Addendum, the Change in Control Agreement is in full force and effect.

B.       CONTINUATION OF EXISTING BENEFIT PLANS

                  As stated in Section V.D.5 herein and except as otherwise expressly provided in the Plan, all employment and severance agreements, and all compensation and benefit plans of the Debtors applicable to their employees, other than the Defined Benefit Pension Plans which is discussed immediately below, shall be treated as executory contracts under the Plan and on the Effective Date will be deemed assumed pursuant to the provisions of sections 365 and 1123 of the Bankruptcy Code.

                  The Debtors maintain the following three Defined Benefit Pension Plans: (i) the Newcor, Inc. Retirement Plan (established and maintained by Newcor), (ii) Newcor, Inc. UAW 496 Pension Plan (established and maintained by Newcor), and (iii) Deco-Grand, Inc. Hourly Employees Pension Plan (established and maintained by Grand Machining Company). The Defined Benefit Pension Plans are covered by title IV of the Employee Retirement Income Security Act of 1974, 29 U.S.C. Sections 1301 et. seq., as amended ("ERISA"). The Debtors and all members of their controlled group, within the meaning of section 4001 of ERISA, are obligated to contribute to each of the Defined Benefit Pension Plans at least the amounts necessary to satisfy ERISA's minimum funding standards, provided for in section 302 of ERISA and section 412 of the Internal Revenue Code. In the event of a termination of any of the Defined Benefit Pension Plan, the Debtors and all members of their controlled group may be jointly and severally liable for the unfunded benefit liabilities of such Defined Benefit Pension Plan. See ERISA section 4062, 29 U.S.C. Section 1362. The Defined Benefit Pension Plans may be terminated only if the statutory requirements of either sections 4041 or 4042 of ERISA are met. The Debtors intend to continue The Defined Benefit Pension Plans after the Effective Date.

                  On July 18, 2002, Pension Benefit Guaranty Corporation ("PBGC"), a United States Government corporation which guarantees the payment of certain pension benefits upon termination of a pension plan, filed the PBGC Claims. The aggregate asserted contingent amount of the PBGC Termination Claims is $9,101,500.00. The aggregate asserted contingent amount of the PBGC Minimum Contribution Claims is $1,286,323.00. The aggregate asserted amount of the PBGC Premium Claims is $139,388.99. During these Chapter 11 Cases, the Debtors and the PBGC have reached a resolution with respect to certain of the PBGC Claims. Specifically, PBGC has agreed to withdraw the PBGC Termination Claims and the PBGC Minimum Contribution Claims, subject to the occurrence of

Section IX.B.10 of the Plan. In exchange therefor, the Debtors have agreed to acknowledge that their obligations with respect to the Defined Benefit Pension Plans will not be affected in any way by the Chapter 11 Cases. In that regard, subsequent to the Effective Date, the Debtors will comply with ERISA in respect of the Defined Benefit Pension Plans. As a result of the foregoing resolution, the only remaining PBGC Claims are the PBGC Premium Claims. The Debtors are in the process of reviewing the PBGC Premium Claims and such PBGC Premium Claims will be resolved in accordance with Article VIII of the Plan.

                  VII. CONFIRMATION AND CONSUMMATION PROCEDURE

                  Under the Bankruptcy Code, the following steps must be taken to confirm the Plan:

A.       THE CONFIRMATION HEARING

                  Pursuant to section 1128 of the Bankruptcy Code, the Confirmation Hearing will be held on December 30, 2002, commencing at 3:00 p.m., prevailing Eastern Time, before the Honorable Mary F. Walrath, United States Bankruptcy Court for the District of Delaware, 824 Market Street, 6th Floor, Wilmington, Delaware 19801. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing. Any objection to confirmation must be made in writing and specify in detail the name and address of the objector, all grounds for the objection and the amount of the Claim or number of shares of Common Stock of Newcor held by the objector. Any such objection must be Filed with the Bankruptcy Court and served upon the Persons designated in the notice of the Confirmation Hearing, in the manner and by the deadline described therein. Objections to confirmation of the Plan are governed by Bankruptcy Rule 9014.

B.       CONFIRMATION

                  At the Confirmation Hearing, the Bankruptcy Court will confirm the Plan only if all of the requirements of section 1129 of the Bankruptcy Code are met. Among the requirements for confirmation of a plan are that the plan is
(i) accepted by all Impaired classes of claims and equity interests or, if rejected by an Impaired class, that the plan "does not discriminate unfairly" and is "fair and equitable" as to such class, (ii) feasible and (iii) in the "best interests" of creditors and stockholders that are Impaired under the plan.

                  1. ACCEPTANCE. Classes 2, 4 and 5 of the Plan are Impaired under the Plan and are entitled to vote to accept or reject the Plan. Classes 1, 2 and 3 of the Plan are Unimpaired and, therefore, are conclusively presumed to have voted to accept the Plan. Class 6 shall receive no distribution under the Plan and, therefore, is conclusively presumed to have voted to reject the Plan.

                  The Debtors reserve the right to amend the Plan in accordance with Section IV.C of the Plan or seek nonconsensual confirmation of the Plan under section 1129(b) of the Bankruptcy Code or both with respect to any Class of Claims or Equity Interests that is entitled to vote to accept or reject the Plan, if such Class rejects the Plan. The determination as to whether to seek confirmation of the Plan under such circumstances will be announced before or at the Confirmation Hearing.

                  2. UNFAIR DISCRIMINATION AND FAIR AND EQUITABLE TESTS. To obtain nonconsensual confirmation of the Plan, it must be demonstrated to the Bankruptcy Court that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to each Impaired, nonaccepting Class. The Bankruptcy Code provides a non-exclusive definition of the phrase "fair and equitable." The Bankruptcy Code establishes "cram down" tests for secured creditors, unsecured creditors and equity holders, as follows:

                  - Secured Creditors. Either (i) each Impaired secured creditor retains its liens securing its secured claim and receives on account of its secured claim deferred cash payments having a present value equal to the amount of its allowed secured claim, (ii) each Impaired secured creditor realizes the "indubitable equivalent" of its allowed secured claim or (iii) the property securing the claim is sold free and clear of liens with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds to be as provided in clause (i) or
                       (ii) above.

                  - Unsecured Creditors. Either (i) each Impaired unsecured creditor receives or retains under the plan property of a value equal to the amount of its allowed claim or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the plan.

                  - Equity Interests. Either (i) each holder of an equity interest will receive or retain under the plan property of a value equal to the greater of the fixed liquidation preference to which such holder is entitled, or the fixed redemption price to which such holder is entitled or the value of the interest or (ii) the holder of an interest that is junior to the nonaccepting class will not receive or retain any property under the plan.

                  A plan of reorganization does not "discriminate unfairly" with respect to a nonaccepting class if the value of the cash and/or securities to be distributed to the nonaccepting class is equal to, or otherwise fair when compared to, the value of the distributions to other classes whose legal rights are the same as those of the nonaccepting class.

                  3. FEASIBILITY. The Bankruptcy Code permits a plan to be confirmed if it is not likely to be followed by liquidation or the need for further financial reorganization. For purposes of determining whether the Plan meets this requirement, the Debtors have analyzed their ability to meet their obligations under the Plan. As part of this analysis, the Debtors have prepared projections (the "Projections") of their financial performance for each of the six (6) fiscal years in the period ending December 31, 2007 (the "Projection Period"). The Projections, and the assumptions on which they are based, are included in the Debtors' Projected Financial Information, annexed hereto as Exhibit E. Based upon such Projections, the Debtors believe that they will be able to make all payments required pursuant to the Plan and, therefore, that confirmation of the Plan is not likely to be followed by liquidation or the need for further reorganization.

                  The Debtors have prepared the Projections based upon certain assumptions that they believe to be reasonable under the circumstances. The Projections (i) have not been examined or compiled by independent accountants and (ii) were not prepared to conform to the guidelines established by the American Institute of Certified Public Accountants regarding projections. The Debtors do not, in the ordinary course, publicly disclose projections regarding their financial position, results of operations or cash flow. Accordingly, the Debtors do not intend, and disclaim any obligation to, update or otherwise revise the Projections to reflect changes in general economic or industry conditions or for any other matter that the businesses may encounter in the future.

                  The Debtors make no representation as to the accuracy of the Projections or their ability to achieve the projected results. Additionally, neither the Debtors nor any other Person assume any responsibility for the Projections' accuracy or completeness. Many of the assumptions on which the Projections are based are beyond the Debtors' control and are subject to significant uncertainties. Inevitably, some assumptions will not materialize and unanticipated events and circumstances may affect the actual financial results. Therefore, the actual results achieved throughout the Projection Period may vary from the projected results and the variations may be material. The Projections for market conditions in the automotive and light truck market, and the heavy duty (Class 8 vehicles) truck market are based on published information from reputable industry sources, as noted below, which may or may not be accurate. These assumptions have been further adjusted by the Debtors. In two of the Debtors' markets, which comprise of approximately 25% of the Debtors' total sales, the Projections are based on general market conditions and consultation with major customers in the respective markets.

                  The Projections should be read in conjunction with the Debtors' historical financial statements for the year ended December 31, 2001, which are contained in the Annual Report on Form 10K attached hereto as Exhibit C and the quarterly information contained in the Quarterly Report on Form 10Q for the six months ended June 30, 2002 attached hereto as Exhibit D. The Projections were prepared in good faith based on assumptions believed by the Debtors' management to be reasonable.

                  All holders of Claims and Equity Interests that are entitled to vote to accept or reject the Plan are urged to examine carefully all of the assumptions on which the Projections are based in connection with their evaluation of the Plan.

                           a.       SALES. The Projections reflect changes in
sales due to specific market conditions only. The Projections do not contemplate speculative new business initiatives. However, any lost business or known business that will be lost due to known model changeovers, powertrain design changes or other customer or market driven initiatives has been reflected in the Projections, except for the losses sustained in the capital goods market. Specifically, regarding the capital goods market, approximately $2 million of new orders are anticipated in the year ended December 31, 2002.

                                    (i)      AUTOMOTIVE AND LIGHT TRUCK MARKET.
         In 2003, this market will represent approximately 64% of total projected sales of the Debtors. It is a widely followed industry by numerous analysts and research firms and information is generally available on industry trends. The Debtors have used sources such as J.D. Power and Associates, Ward's Automotive, and ISN-Auto Futures as a basis for the Projections. The automotive and light truck market experienced soft demand in 2001 after record-breaking sales in 1999 and 2000. Most industry observers believe that 2002 will be strong due to sales incentives offered by the automotive manufacturers. The Debtors have projected their sales in this market on a more conservative basis given the high volatility during the past twelve months. The automotive companies, to a large degree, continue to issue significant purchase rebates to support the softening demand. The Debtors' concern is the continuation of these rebates, which have proven to be very costly to the automakers, should the industry experience further weakness in automotive sales. The comparison of the Debtors' industry forecasts to the J.D. Power (September 2002) forecast for the respective years is as follows:


                  AUTOMOTIVE AND LIGHT TRUCK PRODUCTION IN NORTH AMERICA
-----------------------------------------------------------------------------------------------
                                   2001            2002            2003              2004
(in thousands of units)           actual        (projected)     (projected)       (projected)
J. D. Power - LMC*               15,485.3        16,508.0        16,485.2          16,598.8

Debtors                                 -        14,000.0        15,000.0          16,000.0

Percentage by which the                 -           (15.2%)          (9.0%)            (3.7%)
Debtors are below industry

*J.D. Power-LMC Quarter 3-2002 North American Production Report

                                    (ii)     HEAVY DUTY TRUCK (CLASS 8) TRUCK
         MARKET. In 2003, the heavy duty truck market will comprise approximately 17% of total projected sales. This market has been very depressed after record-breaking sales and production in 1999 and early 2000. The Debtors utilized ACT Publications, a generally recognized source in the industry, to prepare the Projections with respect to this market. The heavy duty truck market, however, is extremely volatile and has suffered tremendous declines in the last two years caused largely by sales incentives provided in 1999 by many manufacturers -- which fostered record demand. As the general economic conditions weakened in 2000, many Class 8 vehicles purchased in 1999 were sold causing a significant increase in low mileage used vehicles at attractive prices. This situation continues today. However, this situation is beginning to rectify itself as the availability of low mileage used trucks is becoming less of a factor. Further volatility in the market occurred in 2002 due to recently enacted environmental regulations on emissions of diesel engines. These new regulations are effective as of October 1, 2002. The effect of these regulations has caused orders to reach record levels for the pre-regulation engines. However, orders after October 1, 2002 are minimal. Following is a comparison of the Debtors' projections for the Class 8 vehicle production as compared to the industry:


                       NORTH AMERICAN CLASS 8 COMMERCIAL VEHICLE PRODUCTION
--------------------------------------------------------------------------------------------------
                                   2000        2001           2002           2003         2004
(in whole units)                 (actual)    (actual)     (projected)    (projected)   (projected)
ACT Research*                     252,006     152,806       157,326        206,998       231,025

Newcor                                  -           -       140,000        180,000       200,000

Newcor under industry                   -           -         (29.0%)        (13.0%)       (13.4%)

*ACT Publications Five-year forecast: July 2002 Outlook for Commercial Vehicles

                                    (iii)    AGRICULTURAL MARKET. In 2003, the
         agricultural market will comprise approximately 13% of the Debtors' total projected sales. The agriculture market entails mid-sized (2-wheel drive) and large (4-wheel drive) tractor sales used in conventional farming applications throughout North America. This market has historically been both seasonal and cyclical given general economic conditions. Market data is generally more limited and, therefore, forecasting is more difficult than in other markets. The Debtors' sales in the agricultural market consist of essentially one customer and, thus, management has based projections on (i) discussions with that customer and (ii) comparisons to general industry analysis as to the projections' reasonableness. The Debtors' Projections anticipate a flat to depressed agricultural market in 2002, 2003 and 2004 as compared to 2001.

                                    (iv)     CAPITAL GOODS MARKET. In 2003, the
         capital goods market will comprise approximately 7% of the Debtors' total projected sales. This market consists of capital equipment purchased by the Debtors' customers for their production. Most of the customers are automotive customers, although certain are industrial and household appliance customers. This business is large, often consisting of multi-million dollar contracts with six to twelve months lead times. The backlog as of August 31, 2002 was approximately $1.8 million, which would represent approximately two months of sales. Although, there are several potential new orders that the Debtors have quoted, the Debtors conservatively have viewed the capital goods market as very soft and are forecasting minimal new orders in 2002. The Debtors believe that as the general economic conditions improve and industrial investment begins to increase, the Debtors will be able to resume the level of activity that the Debtors have seen in recent years:


                                  NEWCOR CAPITAL GOODS SALES
-------------------------------------------------------------------------------------------------
                                   (IN THOUSANDS OF DOLLARS)
  1998         1999        2000         2001           2002            2003            2004
(actual)     (actual)    (actual)     (actual)      (projected)     (projected)     (projected)
 17,871       25,277      22,383       18,126         11,046           8,000          10,000

                           b.       STRATEGIC INITIATIVES.

                                    (i)      MARKET SEGMENTS. The Debtors have
         identified the manufacturing and assembly of production parts in both metals and plastic materials as their core business. The markets currently served, including automotive, heavy-duty truck and agricultural, will continue to be primary target markets. The Debtors may endeavor to enter other market segments, particularly industrial, health care and other niche markets in the future.

                                    (ii)     CLOSURE OF TECHNOLOGIES. As stated
         in Section IV.B.3 hereof, in January 2002 the Debtors announced the decision to shut down Technologies' operations. Most of the sales from Technologies' operations have been lost to the Debtors' competitors. Technologies' operating losses for the year ended December 31, 2001 were approximately $1.5 million. The Projections for 2002 reflect no ongoing losses after the quarter ended September 30, 2002 because all production ceased as of July 31, 2002. The closing reserve has been recorded in the first quarter of 2002 results of operations and the cash payments are forecasted throughout the first nine months of 2002.

                           c.       WASTE ELIMINATION INITIATIVES.

                                    (i)      LEAN MANUFACTURING. The Debtors
         have recently launched the Newcor Lean Manufacturing System. This system is based on the principles advocated under the Toyota Production System. Lean manufacturing has been employed by many companies including, but not limited to, General Electric, Motorola, Ford Motor Company, General Motors and Daimler Chrysler. Lean manufacturing essentially embraces the philosophy of an involved and empowered work force focused on waste elimination in every aspect of the business.

                                    (ii)     PLANNED COST REDUCTIONS. The
         Projections include certain cost reduction plans relating to operational improvements. In general, the actions relate to increasing productivity and reducing production scrap in all operations. The Projections provide that the total cost reduction for the year ended December 31, 2002 will be $3.3 million. No further specific cost reductions are included for 2003 and 2004, however, the actions in 2002 are assumed to remain in place and carry forward into the following years. The 2003 and 2004 years anticipate that productivity increase and operational expense savings will approximate the inflationary costs of wages, supplies and materials.

                                    (iii)    EMPLOYEE BENEFIT CHANGES. The
         Debtors have reviewed and implemented changes in health, dental and vision coverage for all non-bargaining unit employees. These plans are in place and are anticipated to save approximately $600,000 per year in the Projections.

                                    (iv)     MACHINERY AND EQUIPMENT LEASES. The
         Debtors have significant off-balance sheet operating lease commitments related to machinery and equipment at most of their facilities. Historically, the annual payments under these leases were approximately $6 million per year. Certain equipment subject to these leases was not utilized by the Debtors. The Debtors are in the process of negotiating new lease terms with respect to most of the equipment which is utilized by the Debtors and rejecting the other leases covering the unutilized equipment pursuant to section 365 of the Bankruptcy Code. The Debtors anticipate the savings from re-negotiation and rejection of leases will be $1 million per year. Such savings begin in 2003.

                  4. BEST INTERESTS TEST. With respect to each Impaired Class of Claims and Equity Interests, confirmation of the Plan requires that each holder of a Claim or Equity Interest either (i) accept the Plan or (ii) pursuant to the Plan, receive or retain property of a value, as of the Effective Date, that is not less than the value such holder would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code. To determine what holders of Claims and Equity Interests in each Impaired Class would receive if the Debtors were liquidated under chapter 7, the Bankruptcy Court must determine the dollar amount that would be generated from the liquidation of the Debtors' assets and properties in the context of a chapter 7 liquidation case. The Cash amount that would be available for satisfaction of Claims and Equity Interests would consist of the proceeds resulting from the disposition of the unencumbered assets and properties of the Debtors, augmented by the unencumbered Cash held by the Debtors at the time of the commencement of the liquidation case. Such Cash amount would be reduced by the costs and expenses of liquidation and by such additional administrative and priority claims that might result from the termination of the Debtors' business and the use of chapter 7 for the purposes of liquidation.

                  The Debtors' costs of liquidation under chapter 7 would include the fees payable to a trustee in bankruptcy, as well as those fees that might be payable to attorneys and other professionals that such a trustee might engage. In addition, claims would arise by reason of the breach or rejection of obligations incurred and leases and executory contracts assumed or entered into by the Debtors during the pendency of the Chapter 11 Cases. The foregoing types of claims and other claims that might arise in a liquidation case or result from the pending Chapter 11 Cases, including any unpaid expenses incurred by the Debtors during the Chapter 11 Cases, such as compensation for attorneys, financial advisors and accountants, would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay prepetition Claims.

                  To determine if the Plan is in the best interests of each Impaired class, the present value of the distributions from the proceeds of a liquidation of the Debtors' unencumbered assets and properties, after subtracting the amounts attributable to the foregoing claims, must be compared with the value of the property offered to such Classes of Claims under the Plan.

                  After considering the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in the Chapter 11 Cases, including (i) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee, (ii) the erosion in value of assets in a chapter 7 case in the context of the expeditious liquidation required under chapter 7 and the "forced sale" atmosphere that would prevail and (iii) the substantial increases in claims that would be satisfied on a priority basis or on parity with creditors in the Chapter 11 Cases, the Debtors have determined that confirmation of the Plan will provide each holder of an Allowed Claim with a recovery that is not less than such holder would receive pursuant to the liquidation of the Debtors under chapter 7.

                  The Debtors also believe that the value of any distributions to Allowed Claims in Classes 4 and 5 in a chapter 7 case, would be less than the value of distributions under the Plan because such distributions in a chapter 7 case would not occur for a substantial period of time. It is likely that there would be a substantial delay between the completion of any liquidation of the distribution of the proceeds thereof.

                  The Liquidation Analysis is annexed hereto as Exhibit F. The information set forth in Exhibit F provides a summary of the liquidation values of the Debtors' assets, assuming a chapter 7 liquidation in which a trustee appointed by the Bankruptcy Court would liquidate the assets of the Debtors' estates. Reference should be made to the Liquidation Analysis for a complete discussion and presentation of the Liquidation Analysis. The Liquidation Analysis was prepared by the Debtors.

                  Underlying the Liquidation Analysis are a number of estimates and assumptions that, although developed and considered reasonable by the Debtors' management, are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Debtors and their management. The Liquidation Analysis also is based on assumptions with regard to liquidation decisions that are subject to change. Accordingly, the values reflected might not be realized if the Debtors were, in fact, to undergo such a liquidation. The chapter 7 liquidation period is assumed to be a period of one year, allowing for, among other things, the discontinuation and wind-down of operations, the sale of assets and the collection of receivables.

C.       CONSUMMATION

                  The Plan will be consummated on the Effective Date. The Effective Date of the Plan will occur on a Business Day selected by the Debtors and the Creditors Committee on which: (a) no stay of Confirmation Order is in effect, and (b) all conditions specified in Article IX of the Plan have been (i) satisfied or (ii) waived pursuant to Article IX of the Plan. For a more detailed discussion of the conditions precedent to the Plan and the consequences of the failure to meet such conditions, see Section V.G of the Disclosure Statement.

                  The Plan is to be implemented pursuant to its terms, consistent with the provisions of the Bankruptcy Code.

                                VIII. VALUATION

                  The Debtors have undertaken their valuation analysis for the purpose of determining value available for distribution to creditors and equity interest holders pursuant to the Plan and to analyze the relative recoveries to creditors and equity interest holders thereunder. A chart reflecting the enterprise value is attached as Exhibit I to this Disclosure Statement.

                  The reorganization value reflects the going concern value of the Debtors' businesses after giving effect to the implementation of the Plan. Based upon the Debtors estimated the foregoing assumptions, the reorganization value of the Reorganized Debtors for purposes of the Plan to be approximately $43.3 million to $50.4 million, with a midpoint value of $46.8 million as of an assumed Effective Date of December 31, 2002. The reorganization value does not include Cash remaining, if any, in the Reorganized Debtors after the projected Cash distributions to be made under the Plan. The Debtors are of the view that such Cash is necessary to run the business and, therefore, should not be included for valuation purposes.

                  Accordingly, based on the reorganization value set forth above, the Debtors have estimated the reorganization equity value to be between a negative $1.7 million and $6.0, with a midpoint value of $2.1 million. The foregoing valuation is based on a number of assumptions, including a successful reorganization of Debtors'

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
businesses in a timely manner, the achievement of the forecasts reflected in the Projections, the continuation of current market conditions through and after the Effective Date, and the Plan becoming effective in accordance with its terms.

                  The estimated reorganization value does not purport to be an appraisal or necessarily reflect the value which may be realized if assets are sold. The estimated value represents a hypothetical reorganization value for the Reorganized Debtors. Such estimate reflects the application of various valuation techniques and does not purport to reflect or constitute an appraisal, a liquidation value or an estimate of the actual market value that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different from the amounts set forth herein. The value of an operating business such as the Debtors' business is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial conditions and prospects of such a business. AS A RESULT, THE ESTIMATE OF REORGANIZATION VALUE SET FORTH HEREIN IS NOT NECESSARILY INDICATIVE OF ANY ACTUAL VALUE, WHICH MAY BE SIGNIFICANTLY MORE OR LESS FAVORABLE THAN THAT SET FORTH HEREIN. BECAUSE SUCH ESTIMATE IS INHERENTLY SUBJECT TO UNCERTAINTIES, NONE OF NEWCOR, THE REORGANIZED DEBTORS OR ANY OTHER PERSON ASSUMES RESPONSIBILITY FOR ITS ACCURACY. IN ADDITION, THE VALUATION OF NEWLY-ISSUED SECURITIES SUCH AS THE NEW COMMON STOCK IS SUBJECT TO ADDITIONAL UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT. Actual market prices of such securities at issuance will depend upon, among other things, prevailing interest rates, conditions in the financial markets, the anticipated initial securities holdings of prepetition creditors, some of which may prefer to liquidate their investment rather than hold it on a long-term basis, and other factors that generally influence the prices of securities.

                  The Debtors have undertaken their valuation analysis for purposes of determining the value available to distribute to creditors pursuant to the Plan and analyzing relative recoveries to creditors thereunder. The analysis is based on the Projections annexed hereto as Exhibit E, as well as current market conditions and statistics. The Debtors used the discounted cash flow and comparable acquisition methodologies to arrive at the reorganization value of the Reorganized Debtors, collectively.

                  In preparing an estimate of reorganization value, the Debtors
(i) reviewed certain historical financial information for recent years and interim periods, (ii) analyzed certain internal financial and operating data, including financial projections prepared by management relating to the Debtors' business and prospects, (iii) analyzed publicly available financial data and considered the market values of public companies deemed generally comparable to the operating businesses of the Debtors, (iv) analyzed the financial terms, to the extent publicly available, of certain acquisitions of companies that the Debtors believe were comparable to their operating businesses, (v) considered certain economic and industry information relevant to their operating businesses, and (vi) conducted such other analyses as they deemed appropriate. Although the Debtors conducted a review and analysis of their business, operating assets, liabilities and business plans, the Debtors assumed and relied on the accuracy and completeness of all (a) financial and other information furnished to it by the Debtors' management and (b) publicly available information. The Debtors did not independently verify management's projections in connection with such valuation and no independent evaluations or appraisals of the Debtors' assets were sought or were obtained in connection therewith.

                  On the Effective Date, the Debtors' debt structure shall consist of approximately $16.2 million of secured debt (i.e., the Exit Facility and the IRB Facility), $28 million of new notes and $762,379 of ICX Note.

                  The Debtors' valuation is based on the assumption that the operating results anticipated by management can be achieved in all material respects, including revenue growth improvements in operating margins, earnings, and cash flow. To the extent that the valuation is dependent upon the Debtors' achievement of the projections contained in the Disclosure Statement, the valuation should be considered speculative.

                  In addition to relying on management's projection assumptions, the Debtors' valuation analysis is based on a number of assumptions including, but not limited to: (i) a successful and timely reorganization of the Debtors' capital structure, (ii) the plan becoming effective in accordance with its proposed terms, and (iii) the continuity of present operating management of the Debtors following consummation of the Plan.

                  THE VALUATION REPRESENTS THE ESTIMATED REORGANIZATION VALUE OF THE REORGANIZED DEBTORS, COLLECTIVELY, AND DOES NOT NECESSARILY REFLECT THE VALUE THAT COULD BE ATTAINABLE IN PUBLIC OR PRIVATE MARKETS. THE EQUITY VALUE ASCRIBED IN THE ANALYSIS DOES NOT PURPORT TO BE AN ESTIMATE OF THE POST-REORGANIZATION MARKET TRADING VALUE. SUCH TRADING VALUE, IF ANY, MAY BE MATERIALLY DIFFERENT FROM THE EQUITY VALUE SET FORTH IN THIS VALUATION ANALYSIS.

                   IX. CERTAIN RISK FACTORS TO BE CONSIDERED

                  HOLDERS OF CLAIMS AGAINST AND EQUITY INTERESTS IN THE DEBTORS SHOULD READ AND CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT (AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH AND/OR INCORPORATED BY REFERENCE HEREIN), PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN. THESE RISK FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE PLAN AND ITS IMPLEMENTATION.

A.       CERTAIN BANKRUPTCY LAW CONSIDERATIONS

                  1. RISK OF NON-CONFIRMATION OF THE PLAN. Although the Debtors believe that the Plan will satisfy all requirements necessary for confirmation by the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will reach the same conclusion. Moreover, there can be no assurance that modifications to the Plan will not be required for confirmation or that such modifications would not necessitate the resolicitation of votes.

                  2. NON-CONSENSUAL CONFIRMATION. In the event any Impaired Class of Claims or Equity Interests does not accept the Plan, the Bankruptcy Court may nevertheless confirm the Plan at the Debtors' request if at least one Impaired Class has accepted the Plan (such acceptance being determined without including the vote of any "insider" in such Class), and as to each Impaired Class that has not accepted the Plan, if the Bankruptcy Court determines that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to the dissenting Impaired classes. See Section IV.C. of the Plan. The Debtors believe that the Plan satisfies these requirements.

B.       RISKS TO RECOVERY BY HOLDERS OF CLAIMS AND EQUITY INTERESTS

                  1. COMPETITIVE CONDITIONS. The Debtors operate in industries that are highly competitive, though fragmented. If any customer becomes dissatisfied with the Debtors' prices, quality or timeliness of delivery, it could award future business or move existing business to a competitor. There can be no assurance that the Debtors' products will continue to compete successfully with the products of competitors, including original equipment manufacturers themselves, many of which are significantly larger and have greater financial and other resources than the Debtors.

                  2. DEPENDENCE ON RELATIONSHIPS WITH CERTAIN CUSTOMERS. The Debtors presently have ongoing supply relationships with each of their four largest customers, i.e., Detroit Diesel Company, Ford, American Axle and Deere. There can be no assurance that sales to these customers will continue at the same levels or at all. As mentioned above and by way of example, in July 2002, Detroit Diesel determined not to renew a contract for a certain assembly, the sales of which constitute 16% of the Debtors' sales. As such, Detroit Diesel and the other customers referred to immediately above, have and regularly exercise, substantial negotiating leverage over its suppliers, including the Debtors, and continuation of these relationships is dependent upon the customers' satisfaction with the price, quality and delivery of the Debtors' products and the Debtors' engineering capabilities and customer services. While the Debtors' management believes that its relationships with the Debtors' customers are mutually satisfactory, if any of these customers were to reduce substantially or discontinue its purchases from the Debtors, the financial condition and results of operations of the Debtors would be materially adversely affected. From time to time, suppliers to these large customers, including the Debtors, enter into agreements mandating periodic price reductions, which thereby, effectively require such suppliers to improve their efficiency and reduce costs in order to maintain profit margins, and the Debtors are presently a party to several such agreements.

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
                  3. SEASONALITY AND CYCLICAL NATURE OF THE MARKETS. The Debtors sell their products in the markets that are both seasonal and cyclical in nature, with lower revenues generated during the summer and holiday seasons. In general, seasonal fluctuations caused by new model introductions and changeovers by the Debtors' customers require the Debtors' manufacturing plants to shut down operations in the July and August time period. In addition, extensive holiday shutdowns, notably in the automotive market generally require the Debtors' operations to shut down for several weeks during the fourth quarter. The markets in which the Debtors operate are cyclical in nature and general economic conditions, industry trends and customer sponsored incentive programs have historically caused fluctuations in demand for the Debtors' products that are difficult to forecast and anticipate. There can be no assurance that the existing business climate will continue and negative cyclical trends may have an adverse impact on the Debtors' operations and revenues in the future.

                  4. GOVERNMENTAL REGULATION. A number of governmental standards and regulations relating to emissions control, safety, corporate average fuel economy, noise control, and other matters are applicable to the motor vehicle parts and the powertrain components which the Debtors manufacture. While the Debtors do not have direct product liability with respect to design and operation of the manufactured parts, these regulations will impact the industries serviced by the Debtors and the Debtors' customers and may adversely affect the Debtors' operations. Because the Debtors' market share in these markets is not significant, they are unable to control or influence the outcome of existing or new legislative or executive laws and regulations regarding such matters.

                  5. ABILITY TO SERVICE DEBT. The Reorganized Debtors' ability to make scheduled payments of principal, to pay the interest on, to refinance their indebtedness, or to fund planned capital expenditures will depend on future performance. Future performance is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond their control. While no assurance can be provided, based upon the current level of operations and anticipated increases in revenues and cash flow described in the Projections attached as Exhibit E hereto, the Debtors believe that cash flow from operations, available cash, and sales of surplus assets will be adequate to fund the Plan and meet their future liquidity needs.

                  6. PROJECTED FINANCIAL INFORMATION. The financial projections included in this Disclosure Statement are dependent upon the successful implementation of the Business Plan and the validity of the other assumptions contained therein. These projections reflect numerous assumptions, including confirmation and consummation of the Plan in accordance with its terms, the anticipated future performance of the Reorganized Debtors, industry performance, certain assumptions with respect to competitors of the Reorganized Debtors, general business and economic conditions and other matters, many of which are beyond the control of the Reorganized Debtors. In addition, unanticipated events and circumstances occurring subsequent to the preparation of the projections may affect the actual financial results of the Reorganized Debtors. Although the Debtors believe that the projections are reasonably attainable, variations between the actual financial results and those projected may occur and be material.

             X. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

                  The following is a summary of certain U.S. federal income tax consequences of the Plan to the Holders of Unsecured Claims and Common Equity Interests and to the Debtors. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations thereunder, and administrative and judicial interpretations and practice, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. Due to the lack of definitive judicial and administrative authority in a number of areas, substantial uncertainty may exist with respect to some of the tax consequences described below. No opinion of counsel has been obtained, and the Debtors do not intend to seek a ruling from the Internal Revenue Service (the "IRS") as to any of such tax consequences, and there can be no assurance that the IRS will not challenge one or more of the tax consequences of the Plan described below.

                  This summary does not apply to Holders of Unsecured Claims or Common Equity Interests that are not United States persons (as defined in the Code) or that are otherwise subject to special treatment under U.S. federal income tax law (including, for example, banks, governmental authorities or agencies, financial institutions, insurance companies, pass-through entities, tax-exempt organizations, brokers and dealers in securities, mutual funds, small business investment companies, and regulated investment companies). The following discussion assumes that Holders of Unsecured Claims and Common Equity Interests hold their Unsecured Claims and Common Equity Interests as "capital assets" within the meaning of Code Section 1221. Moreover, this summary does not

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
purport to cover all aspects of U.S. federal taxation that may apply to Holders of Unsecured Claims and Common Equity Interests based upon their particular circumstances. Additionally, this summary does not discuss any tax consequences that may arise under state, local, or foreign tax law.

                  THE FOLLOWING SUMMARY IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED ON THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF UNSECURED CLAIMS AND COMMON EQUITY INTERESTS. ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES, AS WELL AS ANY APPLICABLE STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES, OF THE PLAN.

A.       CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF UNSECURED
         CLAIMS

                  1. EXCHANGE OF UNSECURED CLAIMS FOR NEW NOTES AND CASH. Whether a Holder of an Unsecured Claim will recognize gain or loss on the exchange of its Unsecured Claim for New Notes and cash depends on whether the exchange qualifies as a tax-free reorganization, which in turn depends on whether the Holder's Unsecured Claim and the New Notes received in exchange therefor are treated as "securities" for purposes of the reorganization provisions of the Code. Whether an instrument constitutes a "security" is determined based on all the facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether such instrument is a security for federal income tax purposes. These authorities have indicated that a term of five years or less is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. In addition to maturity, other factors taken into account are the nature of the debt, the degree of participation and continuing interest in the business represented by the debt, the extent of proprietary interest compared with the similarity of the debt to a cash payment, and the purpose of the advance.

                  The Senior Notes (issued in 1998 and maturing in 2008) have an original maturity of approximately ten years and thus, based on their maturity and other features, should be treated as securities for federal income tax purposes. The New Notes will have a term of ten years and thus, based on their term to maturity and other features, also should be treated as securities for federal income tax purposes.

                  If a Holder's Unsecured Claim and the New Notes received in exchange therefor are both treated as securities, then the exchange of the Unsecured Claim for New Notes and cash should be treated as a tax-free recapitalization, and the Holder should not recognize any loss on the exchange, but should recognize (a) capital gain (subject to the "market discount" rules described below) to the extent of the lesser of (i) the Holder's realized gain, if any, from the exchange and (ii) the amount of cash received that is not allocable to accrued but unpaid interest and (b) ordinary income to the extent that the New Notes or cash are treated as received in satisfaction of accrued but untaxed interest on the Unsecured Claim (see "Accrued but Unpaid Interest" below). A Holder's realized gain or loss from the exchange of an Unsecured Claim for New Notes and cash is equal to the difference between (i) the issue price (determined as described below) of the New Notes plus the amount of cash received therefor that is not allocable to accrued but unpaid interest and (ii) the Holder's adjusted tax basis in the Unsecured Claim (other than basis allocable to accrued but unpaid interest). Any capital gain recognized by a Holder on the exchange should be long-term capital gain if the Holder's holding period in the Unsecured Claim is more than one year, and otherwise short-term capital gain. Such Holder should obtain a tax basis in the New Notes equal to the tax basis of the Unsecured Claim surrendered therefor, increased by the amount of any gain recognized and decreased by the amount of cash received that is not allocable to accrued but unpaid interest, and should have a holding period for the New Notes that includes the holding period for the Unsecured Claim; provided that the tax basis of any New Note (or portion thereof) treated as received in satisfaction of accrued interest should equal the amount of such accrued interest, and the holding period for such New Note (or portion thereof) should not include the holding period of the Unsecured Claim.

                  If a Holder's Unsecured Claim or the New Notes received in exchange therefor are not treated as securities, then the Holder will be treated as exchanging its Unsecured Claim for New Notes and cash in a taxable exchange under Section 1001 of the Code. Accordingly, the Holder of the Unsecured Claim generally should recognize gain or loss equal to the Holder's realized gain or loss (determined as described in the preceding paragraph). Such gain or loss should be capital in nature (subject to the "market discount" rules described below), which capital gain or loss should be long-term if the Holder's holding period in the Unsecured Claim is more than one year, and otherwise short-term. To the extent that a portion of the New Notes or cash received in exchange for the Unsecured Claims is allocable to accrued but untaxed interest, the Holder will recognize ordinary income (see "Accrued but Unpaid Interest" below). A Holder's tax basis in the New Notes will equal their issue price. A Holder's holding period for the New Notes should begin on the day following the Effective Date.

                  The "issue price" of the New Notes will depend on whether the New Notes or the Senior Notes are traded on an "established securities market" at any time during the 60-day period ending 30 days after the Effective Date. In general, a debt instrument (or the property exchanged therefor) will be treated as traded on an established market if (a) it is listed on (i) certain qualifying national securities exchanges, (ii) certain qualifying interdealer quotation systems, (iii) certain qualifying foreign securities exchanges; (b) it appears on a system of general circulation that provides a reasonable basis to determine fair market value; or (c) price quotations are readily available from dealers, brokers or traders. The issue price of a debt instrument that is traded on an established market (or of a debt instrument that is not traded on an established securities market but is issued for another debt instrument so traded) will be the fair market value of such debt instrument (or such other debt instrument) on the issue date. The issue price of a debt instrument that is neither so traded nor issued for another debt instrument so traded generally will be its stated principal amount. Based on the nature of the trading that the Debtors anticipate will occur with respect to the New Notes, the Debtors presently expect that the New Notes will be treated as traded on an established securities market.

                  A Holder of an Unsecured Claim that has previously claimed a bad debt deduction with respect to its Unsecured Claim may recognize ordinary income from the recovery of a previously deducted amount to the extent that the value of the consideration received exceeds the Holder's basis in the Unsecured Claim, as adjusted to reflect the bad debt deduction. In addition, a Holder that sells New Notes received in exchange for its Unsecured Claim may be required to report as ordinary income any gain recognized upon such sale, to the extent that the Holder has previously taken a bad debt deduction with respect to the Unsecured Claim surrendered.

                  2. PROCEEDS ELECTION. If a Holder makes, or is deemed to make, the Proceeds Election, then the Holder should be treated as exchanging its Unsecured Claim for cash in a taxable exchange under Section 1001 of the Code. Accordingly, the Holder of the Unsecured Claim should recognize gain or loss equal to the difference between (i) the amount of cash received that is not allocable to accrued but unpaid interest and (ii) the Holder's basis in the Unsecured Claim. Such gain or loss should be capital in nature (subject to the "market discount" rules described below) and should be (i) long-term capital gain or loss if the Holder's holding period in the Unsecured Claim is more than one year and (ii) short-term capital gain or loss if the Holder's holding period in the Unsecured Claim is one year or less. To the extent that a portion of the cash received in exchange for the Unsecured Claim is allocable to accrued but untaxed interest, the Holder will recognize ordinary income (see "Accrued but Unpaid Interest" below).

                  3. ACCRUED BUT UNPAID INTEREST. To the extent that any amount received by a Holder of an Unsecured Claim under the Plan is attributable to accrued but unpaid interest, such amount should be taxable to the Holder as interest income, if such accrued interest has not previously been included in the Holder's gross income for U.S. federal income tax purposes. Conversely, a Holder of an Unsecured Claim may be able to recognize a deductible loss for such purposes to the extent that any accrued interest was previously included in the Holder's gross income but was not paid in full by the Debtors. It is unclear whether such a loss is capital or ordinary. The extent to which New Notes and cash received by a Holder of an Unsecured Claim will be attributable to accrued but unpaid interest is unclear. Treasury Regulations generally treat payments under a debt instrument first as a payment of accrued and unpaid interest and then as a payment of principal; however, it is unclear whether such regulations are applicable to payments made on a distressed debt instrument. Under the Plan, the fair market value of the New Notes and the amount of cash (other than additional cash paid in respect of interest, if any, that has accrued at a rate of 6.0% from January, 2003 to and including the Effective Date) will be applied first as a payment of outstanding principal and then as a payment of accrued but unpaid interest. In its information filings to the Holders of Unsecured Claims and the IRS, the Reorganized Debtors intend to report interest income with respect to the Unsecured Claims consistent with the above allocation.

                  4. ORIGINAL ISSUE DISCOUNT. In general, a debt instrument is considered for federal income tax purposes to be issued with original issue discount ("OID") if the "stated redemption price at maturity" of the instrument exceeds the instrument's issue price by at least a de minimis amount (0.25 percent of the stated redemption price at maturity multiplied by the number of whole years from the issue date to the maturity date). The stated redemption price at maturity of a debt instrument is the aggregate of all payments due to the Holder under such debt instrument at or before its maturity date, other than stated interest that is unconditionally payable in cash or other property (other than debt instruments of the issuer) at least annually during the entire term of the instrument at certain specified rates ("qualified stated interest"). The PIK Option allows the Debtors to make interest payments in kind; accordingly, none of the interest payable with respect to the New Notes should be treated as qualified stated interest and the New Notes will be issued with OID.

                  A Holder will be required to include the amount of OID on the New Notes in income on a constant yield method, based on the yield to maturity of the New Notes and calculated by reference to their issue price, regardless of the Holder's method of accounting. Where a debt instrument provides the issuer with the option to make payments of interest in kind, the issuer is deemed (for purposes of determining the yield to maturity of the debt instrument) to exercise such option only if its exercise minimizes the yield to maturity of the debt instrument. The exercise of the PIK Option with respect to any interest payment will increase the interest rate for such payment by 2.5 percentage points; therefore, Reorganized Newcor should be deemed to exercise the PIK Option only if the stated redemption price at maturity of the New Notes exceeds the issue price of the New Notes by such an amount that the exercise of the PIK Option would reduce the yield to maturity of the New Notes. Under the OID rules, a Holder of New Notes may be required to take OID into income prior to the receipt of cash payments with respect to the New Notes. In addition, the Reorganized Debtors will be required to furnish annually to the IRS and to each Holder information regarding the amount of OID attributable to that year with respect to the New Notes.

                  The New Notes will be subject to the excess cash flow sweep, which is described in the Term Sheet for the New Notes, which may result in prepayments of principal on the New Notes. The possibility of such prepayments could affect the calculation of OID accruals on the New Notes. However, the law with respect to payments subject to timing contingencies is not complete, and such calculation will depend on (i) the likelihood that any such prepayment actually will be made and (ii) whether the New Notes are treated as traded on an established securities market. If the possibility of a prepayment is remote or incidental, then the calculation of OID accruals described above should not be affected. Otherwise, the calculation of OID accruals described above could be altered under Treasury regulations concerning contingent debt instruments. Holders of Unsecured Claims should consult their own tax advisors regarding the application of the contingent OID regulations to the New Notes.

                  The New Notes might also constitute "applicable high yield discount obligations." In general, an applicable high yield discount obligation is any debt instrument with "significant original issue discount," a maturity date more than five years from the issue date and a yield to maturity at least five percentage points higher than the applicable federal rate. If the New Notes constitute applicable high yield discount obligations, then the Debtors may be denied a deduction for a certain portion of the original issue discount on the New Notes and may claim an interest deduction as to the remainder of the original issue discount only when such portion is paid. To the extent that the Debtors are denied a deduction for a portion of the original issue discount, the denied portion may be treated as a dividend, and certain corporate Holders may be entitled to a dividends received deduction.

                  5. MARKET DISCOUNT. Under the "market discount" provisions of Code Sections 1276 through 1278, gain recognized by a Holder of an Unsecured Claim may be treated as ordinary income (instead of capital gain) to the extent of "market discount" that has accrued on such Unsecured Claim. In general, a holder is considered to have acquired a debt instrument with "market discount" if the holder's adjusted tax basis in the debt instrument is less than its adjusted issue price by at least a de minimis amount (equal to 0.25 percent of the sum of all remaining payments to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity).

                  Any gain recognized by a Holder of an Unsecured Claim (determined as described above) that had been acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while the Unsecured Claim was considered to be held by the Holder (unless the Holder elected to include market discount in income as it accrued). To the extent that an Unsecured Claim that had been acquired with market discount is exchanged in a tax-free transaction, any market discount that accrued on the Unsecured Claim but was not recognized by the Holder is carried over to the New Note received therefor. In addition, the New Notes will be treated as issued with market discount (unless the market discount is less than a de minimis amount as described above) equal to the excess (if any) of the issue price of the New Notes over the Holder's basis in the New Notes immediately following the exchange. If a Holder of a New Note sells, exchanges or otherwise disposes of the New Note at a gain, such gain will be ordinary income to the extent of the amount of accrued market discount at the

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
time of the sale, exchange or disposition. As mentioned above, a Holder may elect instead to include the market discount in income on a current basis over the term of the New Notes.

                  6. ACQUISITION PREMIUM. If an initial Holder's adjusted basis in a New Note immediately following the exchange exceeds the New Note's stated redemption price at maturity, then the Holder should not be required to include any OID in income.

                  If an initial Holder's adjusted basis in a New Note immediately following the exchange is less than or equal to such New Note's stated redemption price at maturity but in excess of its adjusted issue price (any such excess being "acquisition premium"), then the Holder is permitted to reduce the daily portions of OID includible in its income by a fraction, the numerator of which is the excess of the Holder's adjusted tax basis in the New
Note immediately following the exchange over the adjusted issue price of such New Note, and the denominator of which is the excess of the stated redemption price at maturity of such New Note over the adjusted issue price of such New Note. The ability to reduce OID inclusions to reflect acquisition premium in the manner described above is specifically available to a Holder (i) that acquires New Notes pursuant to the Plan in a transaction treated as a recapitalization and (ii) that realizes a loss on the exchange that it is not permitted to recognize under the recapitalization rules (with the consequence that its initial tax basis in the New Notes exceeds the adjusted issue price of those New Notes).

B. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF COMMON EQUITY INTERESTS

                  The tax treatment of a Holder of a Common Equity Interest that receives Rights in the Rights Offering will depend on whether the Holder exercises the Rights. A Holder that does not exercise the Rights generally should recognize a capital loss equal to the Holder's tax basis in its Common Equity Interest. Any such capital loss should be long-term if the Holder's holding period in the Common Equity Interest exceeds one year, and short-term if the Holder's holding period is one year or less.

                  While not entirely free from doubt, in the case of a Holder of a Common Equity Interest that exercises its Rights, the issuance and exercise of the Rights likely will be treated as an integrated transaction for tax purposes. As a result, the exercising Holder likely will be treated as directly exchanging its Common Equity Interest plus the cash exercise price of the Rights for its New Common Stock in an exchange in which the Holder recognizes no gain or loss. The Holder should have a tax basis in the New Common Stock equal to the sum of its basis in the Common Equity Interest surrendered and exercise price of the Rights. The Holder should have a divided holding period in each share of New Common Stock, where (i) the holding period of a portion of each share of New Common Stock (equal to the relative fair market value of the Common Equity Interest surrendered, as a proportion of the total consideration paid for the New Common Stock), should include the holding period of the Common Equity Interest surrendered, and (ii) the holding period of the remaining portion of such share should begin on the day following the Effective Date.

C.       CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO THE REORGANIZED DEBTORS

                  1. CANCELLATION OF INDEBTEDNESS AND REDUCTION OF TAX ATTRIBUTES. The anticipated exchange of Unsecured Claims for New Notes and cash will substantially reduce the amount of the Debtors' aggregate outstanding indebtedness. In general, absent an exception, a debtor will recognize cancellation of indebtedness income ("COD Income") upon the satisfaction of its outstanding indebtedness in an amount equal to the excess, at the time of the exchange, of (a) the adjusted issue price of the indebtedness satisfied, over
(b) the sum of the issue price of any new indebtedness issued by the taxpayer and the amount of cash paid in satisfaction of the existing indebtedness.

                  However, a debtor will not be required to include any amount of COD Income in gross income if the debtor is under the jurisdiction of a court in a Title 11 bankruptcy proceeding and the discharge of debt occurs pursuant to that proceeding. Instead, in lieu of such income inclusion, the debtor must (as of the first day of the taxable year following the year of the debt discharge) reduce its tax attributes by the amount of COD Income that it excluded from gross income. In general, tax attributes are reduced in the following order: (a) net operating losses ("NOLs"), (b) excess tax credits and capital loss carryovers and (c) tax basis in assets. The amount of COD Income that will be recognized by the Debtors, and accordingly the amount of tax attributes required to be reduced, will depend on the issue price of the New Notes. The issue price of the New Notes may not be known with certainty before the Effective Date. Moreover, because of the Proceeds Election, the exact composition of the consideration to be received by holders of the Unsecured Claims most likely will not be known before the Effective Date. Therefore, although it is expected that a reduction of tax attributes will be required, the exact amount of such reduction cannot be predicted. To the extent that a reduction of tax attributes is required, Newcor anticipates that it will reduce the amount of its NOL carryforward and then reduce its other tax attributes, primarily the tax basis of its assets.

                  With respect to a required reduction of NOLs, the IRS has taken inconsistent positions as to whether such reduction is applied solely to the NOLs of a debtor or to the consolidated NOLs of the debtor's entire consolidated group. Initially, the IRS held in a 1991 private letter ruling that where a member of a consolidated group is permitted to exclude COD Income such member is required to reduce only its own separate company tax attributes (including NOLs) without having to reduce the tax attributes of any other member of the consolidated group. In a 1998 field service advice, however, the IRS concluded that a debtor member was required to treat all of a group's consolidated NOLs as a tax attribute of the debtor member, and thus determined that all of the group's consolidated NOLs were subject to reduction. Although such private ruling and field service advice may not be relied upon by other taxpayers as binding authority, they do provide some indication of the IRS's position. Newcor intends to take the position that the reduction of NOLs applies on a consolidated basis. With respect to a required reduction of asset tax basis, the reduction generally should apply to reduce tax basis solely of the assets of the debtor generating the COD Income, and should not affect the asset basis of the other members of the debtor's consolidated group. Following the foregoing approach, Newcor presently intends to take the position that (1) first, NOLs, excess tax credits and capital loss carryovers of Newcor's consolidated group would be reduced or eliminated by the COD Income of the Debtors, and (2) then the other tax attributes of each Debtor that has remaining COD Income, primarily tax basis of the Debtor's assets, would be reduced on a separate company basis.

                  2. LIMITATION OF NET OPERATING LOSS CARRYOVERS AND OTHER TAX ATTRIBUTES. If a corporation undergoes an "ownership change," then Code Section 382 generally limits the corporation's use of its NOLs that exist at the time of such ownership change (and may limit a corporation's use of certain built-in losses existing at the time of the ownership change if such built-in losses are recognized within a five-year period following the ownership change) (the "Section 382 Limitation"). The Section 382 Limitation on the use of pre-change losses (NOLs and certain built-in losses recognized within the five year post-ownership change period) in any "post change year" generally is equal to the product of the fair market value of the loss corporation's outstanding stock immediately before the ownership change and the long-term tax-exempt rate (which is published monthly by the Treasury Department and for November 2002 is 4.63%) in effect for the month in which the ownership change occurs. As discussed below, however, special rules may apply in the case of a corporation that experiences an ownership change as the result of a bankruptcy proceeding.

                  In general, an ownership change occurs when the percentage of the corporation's stock owned by certain "5 percent shareholders" increases by more than 50 percentage points over the lowest percentage owned by such holders at any time during the applicable "testing period" (generally, the shorter of (a) the three-year period preceding the testing date and (b) the period between the most recent ownership change of the corporation and the testing date). A "5 percent shareholder" for these purposes includes, generally, an individual or entity that directly or indirectly owns 5 percent or more of a corporation's stock during the relevant period, and may include one or more groups of shareholders each of which owns less than 5 percent of the value of the corporation's stock. Under applicable Treasury Regulations, an ownership change with respect to an affiliated group of corporations filing a consolidated return that have consolidated NOLs generally is measured by changes in stock ownership of the parent corporation of the group.

                  The issuance of New Common Stock pursuant to the Rights Offering may cause an ownership change to occur with respect to Newcor, and consequently with respect to the Reorganized Debtors as a consolidated group, on the Effective Date. As a result, the Section 382 Limitation may apply to the utilization by the Reorganized Debtors of their NOLs and built-in losses following the Effective Date. This limitation is independent of, and in addition to, the reduction of tax attributes described in the preceding section resulting from the exclusion of COD Income, though the Section 382 Limitation does not preclude the reduction of the Reorganized Debtors' NOLs to the extent of COD Income as described above.

                  As noted above, the Section 382 Limitation generally is determined by reference to the fair market value of the loss corporation's outstanding stock immediately before the ownership change. Code Section 382(l)(6) provides, however, that in the case of an ownership change resulting from a bankruptcy proceeding of a debtor, the value of the debtor's stock for the purpose of computing the Section 382 Limitation generally will be calculated by reference to the net equity value of the debtor's stock immediately after the ownership change. Accordingly, under this provision the Section 382 Limitation generally will reflect the increase in the value of Reorganized Debtors' stock resulting from the cancellation of a portion of the Debtors' debt pursuant to the Plan. Newcor believes that the Code Section 382(l)(6) rule could significantly enhance Newcor's ability to utilize after the Effective Date any pre-Effective Date NOLs and other tax attributes, including in connection with NOL and other tax attribute reduction arising from COD Income. Accordingly, Newcor currently intends to elect the application of this rule.

                  3. NEW NOTES AS APPLICABLE HIGH YIELD DISCOUNT OBLIGATIONS. As described above under "Original Issue Discount," if the New Notes are treated as applicable high yield discount obligations, then the Debtors may be denied a deduction for a certain portion of the OID on such notes and may claim an interest deduction as to the remainder only when cash is paid with respect to the OID.

D.       INFORMATION REPORTING AND BACKUP WITHHOLDING

                  In general, information reporting requirements may apply to distributions or payments made to a Holder of an Unsecured Claim, New Notes or New Common Stock. Additionally, backup withholding tax, currently at a rate of 30%, will apply to such payments if the Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding tax rules. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against the Holder's United States federal income tax liability and may entitle the Holder to a refund, provided that the required information is furnished to the IRS.

                  THE FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN ARE COMPLEX. THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF SUCH HOLDER'S CIRCUMSTANCES AND INCOME TAX SITUATION. ALL HOLDERS OF UNSECURED CLAIMS AND COMMON EQUITY INTERESTS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS CONTEMPLATED BY THE PLAN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY CHANGE IN APPLICABLE TAX LAWS.

                          XI. SECURITIES LAWS MATTERS

                  The Debtors are relying on section 1145(a) of the Bankruptcy Code to exempt both the Rights Offering and the offer of the New Notes, each of which may be deemed to occur through the solicitation of acceptances of the Plan, and the issuance of the Rights, the New Common Stock upon exercise of the Rights and the New Notes pursuant to the Plan from the registration requirements of the Securities Act. Pursuant to the provisions of section 1145(a) of the Bankruptcy Code, the New Notes (other than the New Notes purchased pursuant to the Proceeds Election Guaranty and/or the Proceeds Election Auction Procedures), the Rights issued in accordance with the provisions of the Rights Offering Procedures, and the New Common Stock (other than New Common Stock purchased pursuant to the Rights Offering Guaranty) into which such Rights are exercisable, are being issued pursuant to an exemption from the registration requirements for the issuance of securities that, in the absence of such exemption, might be imposed under section 5 of the Securities Act of 1933 and any state or local law requiring registration for the offer or sale of a security. The Debtors have not obtained, and do not intend to obtain, a "no-action" letter from the Securities and Exchange Commission to the effect that the Securities and Exchange Commission will not take enforcement action if
(i) the New Common Stock, (ii) the Rights and (iii) the New Notes are issued in accordance with the provisions of the Plan without registration under the Securities Act of 1933.

                  1. SECTION 1145(a). Section 1145(a)(1) of the Bankruptcy Code exempts the offer or sale of securities pursuant to a plan of reorganization from the registration requirements of the Securities Act and from registration under state securities laws if the following conditions are satisfied: (1) the securities are issued by a company (a "debtor" under the Bankruptcy Code) (or its affiliates or successors) under a plan of reorganization; (2) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor; and (3) the securities are issued in exchange for the recipients' claim against or interest in the debtor, or principally in such exchange and partly for cash or property. Section 1145(a)(2) of the Bankruptcy Code exempts the offer of a security through any warrant, option, right to subscribe, or conversion privilege that was sold in a manner specified in [section 1145(a)(1)], or the sale of a security upon the exercise of such a warrant, option, right, or privilege. In general, offers and sales of securities made in reliance on the exemption afforded under section 1145(a)(1) of the Bankruptcy Code are deemed to be made in a public offering, so that the recipients thereof, other than underwriters, are free to resell such securities without registration under the Securities Act. In addition, such securities generally may be resold without registration under state securities laws pursuant to various exemptions provided by the respective laws of the several states. However, recipients of Rights, New Common Stock and New Notes issued under the Plan are advised to consult with their own legal counsel as to the availability of any such exemption from registration under state law in any given instance and as to any applicable requirements or conditions to such availability.

                  The exemption from the registration requirements of the Securities Act for resales provided by section 1145(a) is not available to a recipient of Rights, New Common Stock or New Notes if such individual or Entity is deemed to be an "underwriter" with respect to such securities, as that term is defined in section 1145(b) of the Bankruptcy Code. Section 1145(b) of the Bankruptcy Code defines the term "underwriter" as one who (a) purchases a claim with a view toward distribution of any security to be received in exchange for the claim, or (b) offers to sell securities issued under a plan for the holders of such securities, or (c) offers to buy securities issued under a plan from Persons receiving such securities, if the offer to buy is made with a view toward distribution, or (d) is a control person of the issuer of the securities.

                  Recipients of Rights, New Common Stock and New Notes under the Plan which believe they may be statutory underwriters as defined by section 1145 of the Bankruptcy Code are advised to consult with their own counsel.

                  2. SECTION 4(2) OF THE SECURITIES ACT. The Debtors will rely on section 4(2) of the Securities Act and Regulation D promulgated thereunder to exempt the offering, sale and issuance of (a) the New Notes purchased pursuant to the Proceeds Election Guaranty and/or the Proceeds Election Auction and (b) New Common Stock purchased pursuant to the Rights Offering Guaranty. Section 4(2) exempts from the registration requirements of the Securities Act any offering by an issuer not involving any public offering. Regulation D is a safe harbor provision under section 4(2). Securities issued pursuant to section 4(2) are considered restricted securities and are subject to restrictions on resale, as discussed below under "Potential Trading Restrictions."

                  3. POTENTIAL TRADING RESTRICTIONS. As noted above, (a) the Rights, New Common Stock and New Notes issued under the Plan to Persons who are deemed to be underwriters under section 1145(b) of the Bankruptcy Code, (b) New Notes purchased pursuant to the Proceeds Election Guaranty and/or the Proceeds Election Auction Procedures and (c) New Common Stock purchased pursuant to the Rights Offering Guaranty will be considered restricted securities and therefore may not be resold unless an exemption under the Securities Act is available or a registration statement is filed and declared effective.

                  If any Rights, New Common Stock and New Notes are deemed restricted, then the certificates evidencing such Rights, New Common Stock or New Notes will bear a legend substantially in the form below:

                  "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND MAY NOT BE SOLD, OFFERED FOR SALE, OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR QUALIFIED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS NEWCOR, INC. RECEIVES AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED."

                  Any holder of a certificate evidencing Rights, New Common Stock or New Notes bearing such legend may present such certificate to the rights agent for the Rights, the transfer agent for the shares of New Common Stock and the trustee for the New Notes (as applicable) for exchange for one or more new certificates not bearing such legend or for transfer to a new holder without such legend at such time as (a) such securities are sold pursuant to an effective registration statement under the Securities Act or (b) such holder delivers to Reorganized Newcor an opinion of counsel reasonably satisfactory to Reorganized Newcor that such securities may be sold without registration under the Securities Act, in which event the certificate issued to the transferee shall not bear such legend, unless otherwise specified in such opinion.

                  GIVEN THE COMPLEX NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON OR ENTITY MAY BE AN UNDERWRITER OR AN AFFILIATE, THE DEBTORS MAKE NO REPRESENTATIONS CONCERNING THE RIGHT OF ANY PERSON TO TRADE IN THE SECURITIES TO BE ISSUED PURSUANT TO THE PLAN. THE DEBTORS RECOMMEND THAT POTENTIAL RECIPIENTS OF RIGHTS, NEW COMMON STOCK AND NEW NOTES CONSULT THEIR OWN COUNSEL CONCERNING THE SECURITIES LAWS CONSEQUENCES CONCERNING THE TRANSFERABILITY OF THE RIGHTS, NEW COMMON STOCK AND NEW NOTES.

         XII. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

                  If the Plan is not confirmed and consummated, the Debtors' alternatives include (i) liquidation of the Debtors under chapter 7 of the Bankruptcy Code and (ii) the preparation and presentation of an alternative plan or plans of reorganization.

A.       LIQUIDATION UNDER CHAPTER 7

                  If no chapter 11 plan can be confirmed, the Chapter 11 Cases may be converted to cases under chapter 7 of the Bankruptcy Code in which a trustee would be elected or appointed to liquidate the assets of the Debtors. A discussion of the effect that a chapter 7 liquidation would have on the recoveries of holders of Claims and Equity Interests is set forth in Section VII.B.4 herein. The Debtors believe that liquidation under chapter 7 would result in, among other things, (i) smaller distributions being made to creditors and equity interest holders than those provided for in the Plan because of additional administrative expenses attendant to the appointment of a trustee and the trustee's employment of attorneys and other professionals, (ii) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtors' operations and (iii) the failure to realize the greater, going concern value of the Debtors' assets.

B.       ALTERNATIVE PLAN OF REORGANIZATION

                  If the Plan is not confirmed, the Debtors or any other party in interest could attempt to formulate a different plan of reorganization. Such a plan might involve either a reorganization and continuation of the Debtors' business or an orderly liquidation of the Debtors' assets. The Debtors have concluded that the Plan represents the best alternative to protect the interests of creditors, equity interest holders and other parties in interest.

                  The Debtors believe that the Plan enables the Debtors to successfully and expeditiously emerge from chapter 11, preserves their business and allows creditors to realize the highest recoveries under the circumstances. In a liquidation under chapter 11 of the Bankruptcy Code, the assets of the Debtors would be sold in an orderly fashion which could occur over a more extended period of time than in a liquidation under chapter 7 and a trustee need not be appointed. Accordingly, creditors would receive greater recoveries than in a chapter 7 liquidation. Although a chapter 11 liquidation is preferable to a chapter 7 liquidation, the Debtors believe that a liquidation under chapter 11 is a much less attractive alternative to creditors and equity interest holders because a greater return to creditors and equity interest holders is provided for in the Plan.

                      XIII. CONCLUSION AND RECOMMENDATION

                  The Debtors believe that confirmation and implementation of the Plan is preferable to any of the alternatives described above because it will provide the greatest recoveries to holders of Claims and Equity Interests. Other alternatives would involve significant delay, uncertainty and substantial additional administrative costs. The Debtors urge holders of Impaired Claims and Equity Interests entitled to vote on the Plan to accept the Plan and to evidence such acceptance by returning their Ballots so that they will be received no later than 4:00 p.m., prevailing Eastern Time, on December 26, 2002.

                              Newcor, Inc., a Delaware corporation
                              (for itself and on behalf of each of the Debtors)

                             By:/s/ James J. Connor

                                 ----------------------------------------------
                                 Name:  James J. Connor
                                 Title: President and Co-Chief Executive Officer

                      IN THE UNITED STATES BANKRUPTCY COURT

                          FOR THE DISTRICT OF DELAWARE

IN RE:                                              )   CHAPTER 11
                                                    )
NEWCOR, INC., ET AL.,(1)                            )   CASE NO. 02-10575 (MFW)
                                                    )   (JOINTLY ADMINISTERED)
DEBTORS.                                            )
                                                    )

--------------------------------------------------------------------------------

                  FIRST AMENDED JOINT PLAN OF REORGANIZATION OF
               THE DEBTORS UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

--------------------------------------------------------------------------------

   James H.M. Sprayregen                           Laura Davis Jones
   Jonathan S. Henes                               Scotta McFarland
   Ludmila A. Chuplygina                           PACHULSKI, STANG, ZIEHL,
   KIRKLAND & ELLIS                                YOUNG & JONES P.C.
   Citigroup Center                                919 North Market Street
   153 East 53rd Street                            Wilmington, DE 19899-8705
   New York, NY 10022                              (302) 652-4000
   (212) 446-4800
                                                   Co-Counsel to the Debtors

   Counsel to the Debtors

   Dated:  November 21, 2002

----------------------
(1) The Debtors are the following entities: Newcor, Inc., Deco International, Inc., Deco Technologies, Inc., ENC Corporation, Grand Machining Company, Newcor Foreign Sales Corporation, Newcor M-T-L, Inc., Plastronics Plus, Inc., Rochester Gear, Inc., and Turn-matic, Inc.

                                TABLE OF CONTENTS


                                                                                                               PAGE

                                                                                                               ----
ARTICLE I. DEFINED TERMS.....................................................................................    1
         A.       Defined Terms..............................................................................    1

ARTICLE II. SUMMARY AND TREATMENT OF ADMINISTRATIVE EXPENSE CLAIMS AND PRIORITY TAX CLAIMS...................    9
         A.       Summary....................................................................................    9
         B.       Administrative Expenses....................................................................   10
         C.       Priority Tax Claims........................................................................   10
         D.       Professional Fees..........................................................................   10

ARTICLE III. SUMMARY CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS....................................   10
         A.       Classification and Treatment...............................................................   10
         B.       Special Provision Governing Unimpaired Claims..............................................   13

ARTICLE IV. ACCEPTANCE OR REJECTION OF THE PLAN..............................................................   13
         A.       Classes Entitled to Vote...................................................................   13
         B.       Acceptance by Impaired Classes.............................................................   13
         C.       Cramdown...................................................................................   14

ARTICLE V. MEANS FOR IMPLEMENTATION OF THE PLAN..............................................................   14
         A.       Continued Corporate Existence and Vesting of Assets in the Reorganized Debtors.............   14
         B.       Restructuring Transactions.................................................................   14
         C.       Newcor Restructuring.......................................................................   14
         D.       Cancellation of Senior Notes and Common Stock..............................................   14
         E.       Issuance of New Securities; Execution of Plan Documents....................................   15
         F.       Corporate Governance, Directors and Officers, and Corporate Action.........................   15
         G.       Exit Facility..............................................................................   17
         H.       Sources of Cash for Plan Distribution......................................................   17
         I.       Rights Offering............................................................................   17
         J.       Proceeds Election..........................................................................   17
         K.       Substantive Consolidation..................................................................   19
         L.       Distributions in respect of Senior Note Claims.............................................   19

ARTICLE VI. TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES............................................   19
         A.       Assumption and Rejection of Executory Contracts and Unexpired Leases.......................   19
         B.       Claims Based on Rejection of Executory Contracts or Unexpired Leases.......................   19
         C.       Cure of Defaults for Executory Contracts and Unexpired Leases Assumed......................   20
         D.       Indemnification of Directors, Officers and Employees.......................................   20
         E.       Compensation and Benefit Programs..........................................................   20
         F.       Workers Compensation Coverage..............................................................   20

ARTICLE VII. PROVISIONS GOVERNING DISTRIBUTIONS..............................................................   20
         A.       Distributions for Claims and Equity Interests Allowed as of the Effective Date.............   20
         B.       Delivery of Distributions by the Reorganized Debtors.......................................   21
         C.       Delivery and Distributions and Undeliverable or Unclaimed Distributions....................   21
         D.       Record Date for Distribution...............................................................   22
         E.       Fractional Notes and Fractional Shares.....................................................   22
         F.       De Minimis Distributions...................................................................   22
         G.       Setoffs and Recoupments....................................................................   22
         H.       Surrender of Canceled Instruments or Securities............................................   22


ARTICLE VIII. PROCEDURES FOR RESOLUTION OF DISPUTED, CONTINGENT AND UNLIQUIDATED CLAIMS OR EQUITY
         INTERESTS...........................................................................................   23
         A.       Resolution of Disputed Claims..............................................................   23
         B.       Allowance of Claims and Equity Interests...................................................   24
         C.       Controversy Concerning Impairment..........................................................   25
         D.       PBGC Claims................................................................................   25

ARTICLE IX. CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE PLAN................................   25
         A.       Condition Precedent to Confirmation........................................................   25
         B.       Conditions Precedent to the Effective Date.................................................   26
         C.       Waiver of Conditions.......................................................................   27
         D.       Effect of Non-occurrence of Conditions to Consummation.....................................   27

ARTICLE X. EFFECT OF PLAN CONFIRMATION.......................................................................   27
         A.       Binding Effect.............................................................................   27
         B.       Subordination..............................................................................   27
         C.       Releases by the Debtors....................................................................   27
         D.       Releases by Holders of Claims and Equity Interests.........................................   28
         E.       Exculpation and Limitation of Liability....................................................   28
         F.       Discharge of Claims and Termination of Equity Interests....................................   28
         G.       Injunction.................................................................................   28

ARTICLE XI. RETENTION OF JURISDICTION........................................................................   29

ARTICLE XII. MISCELLANEOUS PROVISIONS........................................................................   30
         A.       Effectuating Documents, Further Transactions and Corporate Actions.........................   30
         B.       Dissolution of Creditors Committee.........................................................   30
         C.       Payment of Statutory Fees..................................................................   30
         D.       Modification of Plan.......................................................................   30
         E.       Revocation of Plan.........................................................................   30
         F.       Successors and Assigns.....................................................................   31
         G.       Reservation of Rights......................................................................   31
         H.       Section 1146 Exemption.....................................................................   31
         I.       Inconsistency..............................................................................   31
         J.       Governing Law..............................................................................   31
         K.       Further Assurances.........................................................................   31
         L.       Service of Documents.......................................................................   31
         M.       Filing of Additional Documents.............................................................   32

                                TABLE OF CONTENTS

                                   (CONTINUED)

EXHIBIT A        Term Sheet for the New Notes

EXHIBIT B        Term Sheet for the Exit Facility

EXHIBIT C        Rights Offering Procedures

EXHIBIT D        Rights Offering Guaranty

EXHIBIT E        Proceeds Election Guaranty

EXHIBIT F        Note Purchase Agreement


         Newcor, Inc., together with its wholly owned subsidiaries, Deco International, Inc., Deco Technologies, Inc., ENC Corporation, Grand Machining Company, Newcor Foreign Sales Corporation, Newcor M-T-L, Inc., Plastronics Plus, Inc., Rochester Gear, Inc., and Turn-Matic, Inc., as debtors and debtors in possession, jointly propose the following chapter 11 plan pursuant to section 1121(a) of title 11 of the United States Code.

                                   ARTICLE I.

                                  DEFINED TERMS

A.       DEFINED TERMS

         1. For purposes of this Plan, except as expressly provided or unless the context requires, the terms specified below shall have the following meanings (such meanings shall be applicable equally to both the singular and plural):

         2. "Administrative Claim" means a Claim for costs and expenses of administration under section 503(b) or 1114(e)(2) of the Bankruptcy Code and entitled to priority under section 507(b) of the Bankruptcy Code, including, but not limited to: (a) any actual and necessary costs and expenses incurred after the Commencement Date of preserving the Estates and operating the business of the Debtors (such as wages, salaries or commissions for services and payments for goods and other services and leased premises); (b) compensation for legal, financial advisory, accounting and other services and reimbursement of expenses awarded or allowed under sections 330(a), 331 and 503(b) of the Bankruptcy Code or otherwise to the extent incurred prior to the Effective Date; and (c) all fees and charges assessed against the Estates under section 1930 of chapter 123 of title 28 United States Code.

         3. "Allowed" means, with respect to any Claim or Equity Interest, except as otherwise provided herein: (a) a Claim or Equity Interest that has been scheduled by any Debtor in its schedule of liabilities as other than disputed, contingent or unliquidated and as to which a Debtor or any other party in interest has not Filed an objection or a motion to estimate by the Claims Objection Deadline; (b) a Claim or Equity Interest that either (i) is not a Disputed Claim or a Disputed Equity Interest and as to which neither a Debtor nor any other party in interest has Filed an objection or a motion to estimate by the Claims Objection Deadline, or (ii) has been allowed by a Final Order; (c) a Claim or Equity Interest that is allowed (i) in any stipulation of amount and nature of Claim or Equity Interest executed prior to the Confirmation Date and approved by the Bankruptcy Court by a Final Order; (ii) in any stipulation with any Debtor of amount and nature of Claim or Equity Interest executed with the prior written consent of the Creditors Committee on or after the Confirmation Date; or (iii) in or pursuant to any contract, instrument, indenture or other agreement entered into or assumed in connection herewith; (d) a Claim or Equity Interest relating to a rejected executory contract or unexpired lease that either (i) is not a Disputed Claim or Equity Interest and as to which neither a Debtor nor any other party in interest has Filed an objection or a motion to estimate by the Claims Objection Deadline or (ii) has been allowed by a Final Order, in either case only if a proof of Claim or Equity Interest has been Filed by the Bar Date or has otherwise been deemed timely Filed under applicable law; or (e) a Claim or Equity Interest that is allowed pursuant to the terms hereof.

         4. "Allowed Claim" means an Allowed Claim in the particular Class described.

         5. "Allowed Interest" means an Allowed Equity Interest in a particular Class described.

         6. "Ballots" mean the ballot forms distributed to each Holder of an Impaired Claim or an Impaired Interest on which the Holder is to indicate, among other things, acceptance or rejection of the Plan.

         7. "Bankruptcy Code" means title 11 of the United States Code, as amended from time to time.

         8. "Bankruptcy Court" means the United States Bankruptcy Court for the District of Delaware.

         9. "Bankruptcy Rules" means the Federal Rules of Bankruptcy Procedure and the Official Bankruptcy Forms, as amended, the Federal Rules of Civil Procedure, as amended, as applicable to the Chapter 11 Cases, and the Local Rules of the Bankruptcy Court, as applicable to the Chapter 11 Cases or the proceedings therein.

         10. "Bar Date" means July 19, 2002, the date designated by the Bankruptcy Court as the last date for filing proofs of Claims or Interest against the Debtors.

         11. "Business Day" means any day, other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are required or authorized to close by law or executive order.

         12. "Cash" means legal tender of the United States of America and equivalents thereof.

         13. "Chapter 11 Cases" means the cases under chapter 11 of the Bankruptcy Code commenced by the Debtors currently pending before the Bankruptcy Court.

         14. "Claim" means a claim (as defined in section 101(5) of the Bankruptcy Code) against a Debtor, including, but limited to: (a) any right to payment from a Debtor whether or not such right is reduced to judgment, liquidated, unliquidated, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; or (b) any right to an equitable remedy for breach of performance if such performance gives rise to a right of payment from a Debtor, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

         15.      "Claim Holder" or "Claimant" means the Holder of a Claim.

         16. "Claims Objection Deadline" means, for each Claim, the latest of:
(a) 90 days after the Effective Date; (b) 60 days after the filing of a proof of claim for such Claim; and (c) such other period of limitation as may be specifically fixed by an order of the Bankruptcy Court for objecting to such Claim.

         17. "Class" means a category of Holders of Claims or Equity Interests as set forth in Article III herein.

         18. "Collective Bargaining Agreements" means that certain (i) Agreement between Newcor, Inc. (Newcor Bay City Div.) and the International Union United Automobile, Aerospace and Agricultural Implement Workers of America (U.A.W.) and its Local 496, dated as of June 11, 2001, (ii) Labor Agreement between Newcor, Inc., Deco-Division (a/k/a Grand Machining Company) and United Steelworkers of America AFL-CIO-CLC on behalf of its Local No. 1279, dated as of April 3, 2000 and (iii) Collective Bargaining Agreement between Deco Technologies, Inc. and United Steelworkers of America AFL-CIO-CLC on behalf of its Local No. 1279, dated as of July 7, 1997, as modified by that certain Memorandum of Agreement Regarding Plant Shutdown Between the United Steelworkers of America AFL-CIO-CLC and its Local 1279 and Newcor Technologies Division (a/k/a Deco Technologies, Inc.), dated as of April 3, 2002.

         19. "Comerica Letters of Credit" means the (i) letter of credit issued by Comerica Bank in connection with certain Michigan Strategic Fund Limited Obligation Refunding Revenue Bonds and (ii) two letters of credit issued by Comerica Bank under the Credit Agreement for the benefit of the State of Michigan Workers Compensation Bureau.

         20. "Commencement Date" means February 25, 2002, the date on which the Debtors commenced the Chapter 11 Cases.

         21.      "Common Equity Interests" means the Common Stock.

         22. "Common Stock" means all of the issued and outstanding shares of Newcor's common stock as of the Commencement Date, $1 par value per share.

         23. "Confirmation" means the entry of the Confirmation Order, subject to all conditions specified in Article IX herein having been (i) satisfied or
(ii) waived pursuant to Article IX herein.

         24. "Confirmation Date" means the date upon which the Confirmation Order is entered by the Bankruptcy Court on its docket, within the meaning of Bankruptcy Rules 5003 and 9021.

         25. "Confirmation Order" means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

         26. "Connor Addenda" means, collectively, (i) the addendum to the employment agreement between Newcor and James J. Connor and (ii) the addendum to the "change in control" agreement between Newcor and James J. Connor, each in form and substance acceptable to the Debtors and the Creditors Committee.

         27.      "Consummation" means the occurrence of the Effective Date.

         28. "Credit Agreement" means that certain Third Amended and Restated Credit Agreement, dated as of January 15, 1998, as amended and supplemented, between Newcor, as the borrower, and Comerica Bank, as the lender.

         29. "Credit Agreement Claims" means all claims arising under or in connection with the Credit Agreement, the Reimbursement Agreement or any of the other documents and agreements entered into in connection therewith, including without limitation, the secured and guaranty claims of Comerica Bank, less (a) $25,000, if the Effective Date occurs prior to the first anniversary of the Commencement Date or (b) $12,500 if the Effective Date occurs after the first anniversary of the Commencement Date.

         30.      "Creditor" means any Holder of a Claim.

         31. "Creditors Committee" means the official statutory committee of unsecured creditors appointed in these Chapter 11 Cases.

         32. "Debtors" means Newcor, Inc., Deco International, Inc., Deco Technologies, Inc., ENC Corporation, Grand Machining Company, Newcor Foreign Sales Corporation, Newcor M-T-L, Inc., Plastronics Plus, Inc., Rochester Gear, Inc., and Turn-Matic, Inc., as debtors in the Chapter 11 Cases.

         33. "Debtors in Possession" means the Debtors in their capacity as debtors in possession in the Chapter 11 Cases.

         34. "Defined Benefit Pension Plans" means the following three defined benefit pension plans maintained by the Debtors: (i) the Newcor, Inc. Retirement Plan (established and maintained by Newcor), (ii) Newcor, Inc. UAW 496 Pension Plan (established and maintained by Newcor), and (iii) Deco-Grand, Inc. Hourly Employees Pension Plan (established and maintained by Grand Machining Company).

         35. "DIP Order" means that certain order of the Bankruptcy Court, dated April 1, 2002, (a) authorizing the Debtors to (i) obtain post-petition financing pursuant to sections 105, 361, 362, 363, 364(c)(1), 364(c)(2), 364(c)(3) and
364(d)(1) of the Bankruptcy Code, and (ii) utilize cash collateral pursuant to section 363 of the Bankruptcy Code and (b) granting adequate protection pursuant to sections 361, 362 and 363 of the Bankruptcy Code.

         36. "Disclosure Statement" means the Disclosure Statement for the Plan, as amended, supplemented, or modified from time to time, describing the Plan, that is prepared and distributed in accordance with sections 1125, 1126(b) and/or 1145 of the Bankruptcy Code and Bankruptcy Rule 3018 and/or other applicable law.

         37. "Disclosure Statement Hearing Date" means the date(s) on which the Bankruptcy Court considers approval of the Disclosure Statement.

         38. "Disclosure Statement Order" means that certain order of the Bankruptcy Court, dated November 22, 2002, which is annexed to the Disclosure Statement as Exhibit B.

         39. "Disputed" means, with respect to any Claim or Equity Interest, any Claim or Equity Interest: (a) listed on the Schedules as, or proof of which is filed as, unliquidated, disputed or contingent; (b) as to which a proof of claim designating such Claim as liquidated in amount and not contingent was not timely and properly filed; (c) as to which a Debtor or any other party in interest has interposed a timely objection or request for estimation in accordance with the Bankruptcy Code and the Bankruptcy Rules; or (d) is otherwise disputed by a Debtor in accordance with applicable law, which objection, request for estimation or dispute has not been withdrawn or determined by a Final Order.

         40. "Disputed Claim Amount" means with respect to any Disputed Claim, the total amount set forth in a timely Filed proof of claim in respect of such Claim or, if no such amount is set forth therein or such Claim is filed as contingent or unliquidated, the amount agreed to by the Debtors and the Creditors Committee or the amount estimated by the Bankruptcy Court in accordance with section 502(c) of the Bankruptcy Code.

         41. "Disputed Claims Reserve" means the reserve established and maintained by the Reorganized Debtors on account of Disputed Claims.

         42. "Dissolving Debtors" means ENC Corporation and Newcor M-T-L, Inc. on or after the Effective Date.

         43. "Distribution Agent" means the Reorganized Debtors or any party designated by the Reorganized Debtors to serve as Distribution Agent under the Plan.

         44. "Effective Date" means a Business Day selected by the Debtors and the Creditors Committee on which: (a) no stay of the Confirmation Order is in effect and (b) all conditions specified in Article IX herein have been (i) satisfied or (ii) waived pursuant to Article IX.

         45. "Eligible Holder" means a Holder of a Common Equity Interest that is eligible to participate in the Rights Offering in accordance with the Rights Offering Procedures.

         46. "Entity" means an entity as defined in section 101(15) of the Bankruptcy Code.

         47. "Equity Interest" means any equity interest in the Debtors (other than the stock owned by Newcor in the other Debtors), including, but not limited to, all issued, unissued, authorized or outstanding shares of Common Stock, together with any warrants, options or contract rights to purchase or acquire such interests at any time.

         48. "Estates" means the estates of the Debtors created by section 541 of the Bankruptcy Code upon the commencement of the Chapter 11 Cases.

         49. "Exit Facility" means the Reorganized Debtors' working capital facility, which shall include the principal terms set forth in the term sheet annexed hereto as Exhibit B and shall be in form and substance acceptable to Reorganized Newcor and the Creditors Committee.

         50.      "EXX" means EXX, Inc., a Nevada corporation.

         51. "Federal Judgment Rate" means the rate equal to the weekly average one-year constant maturity treasury yield as published by the Board of Governors of the Federal Reserve System for the calendar week preceding the Effective Date and identified at http://www.federalreserve.gov/releases/h15/current/.

         52. "File" or "Filed" means file or filed with the Bankruptcy Court in the Chapter 11 Cases.

         53. "Final Order" means an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction with respect to the subject matter, which has not been reversed, vacated, stayed, modified or amended, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought.

         54. "General Unsecured Claims" means any Claim against a Debtor that is not an Administrative Claim, a Priority Tax Claim, a Non-Tax Priority Claim, a Credit Agreement Claim, a Secured Claim or a Senior Note Claim.

         55. "Holder" and collectively, "Holders" mean a Person or Entity holding an Equity Interest or Claim.

         56. "Impaired" means with respect to any Class of Claims or Equity Interests, which Claims or Equity Interests will not be paid in full upon the effectiveness of this Plan or will be modified by the reorganization effectuated hereby.

         57.      "Impaired Claim" means a Claim classified in an Impaired
Class.

         58.      "Impaired Class" means an impaired Class within the meaning of section 1124 of the Bankruptcy Code.

         59. "Intercompany Claim" means a Claim of one Debtor against another Debtor, other than the Turn-Matic Intercompany Claim.

         60. "Management Contracts" means (i) the employment agreement between Newcor and David Segal, dated as of September 3, 2001, (ii) the employment agreement between Newcor and James J. Connor, dated as of August 9, 2000, and
(iii) the "change in control" agreement between Newcor and James J. Connor, dated as of August 9, 2000, as such agreements may be amended or modified by the Segal Addendum and the Connor Addenda, as applicable.

         61. "Master Ballots" means the ballots distributed to nominees or holders of record of the Senior Notes or the Common Stock, as applicable to record the votes, if any, of the beneficial holders of such instruments.

         62. "New By-laws" means, with reference to a Reorganized Debtor, the By-laws of such Reorganized Debtor, as restated, amended or newly created as described in Article V herein, which shall be in form and substance acceptable to Reorganized Newcor and the Creditors Committee.

         63. "New Certificate of Incorporation" means, with reference to a Reorganized Debtor, the certificate of incorporation of such Reorganized Debtor, as restated, amended or newly created as described in Article V herein, which shall be in form and substance acceptable to Reorganized Newcor and the Creditors Committee.

         64. "New Common Stock" means the 20,000 shares of Reorganized Newcor's common stock, par value $.01 per share, to be authorized pursuant to the Certificate of Incorporation of Reorganized Newcor, of which up to 12,000 shares shall be initially issued pursuant hereto.

         65. "New Indenture" means the indenture between Reorganized Newcor and the New Indenture Trustee relating to the New Notes, which New Indenture shall be in form and substance reasonably acceptable to Reorganized Newcor and the Creditors Committee.

         66. "New Indenture Trustee" means the Indenture Trustee named under the New Indenture for the New Notes.

         67. "New Notes" means those certain $28 million of new senior unsecured notes, issued by Reorganized Newcor, which shall have the terms and conditions set forth in the "New Notes Term Sheet" annexed hereto as Exhibit A and which shall be in form and substance acceptable to Reorganized Newcor and the Creditors Committee.

         68. "New Operating Subsidiaries" means the new wholly-owned subsidiaries of Reorganized Newcor, which on or immediately prior to the Effective Date will be formed pursuant to the Restructuring Transactions and the Plan, and to which the assets of the Newcor Divisions, other than (i) Owned Real Property and (ii) the assets of Bay City Special Machines (which shall continue to be assets of Newcor), will be transferred, as and to the extent set forth in the Restructuring Transactions Agreement.

         69. "New Real Estate Subsidiaries" means the new wholly-owned subsidiaries of Reorganized Newcor, which will be formed pursuant to the Restructuring Transactions and the Plan, and to which the Owned Real Property will be transferred, as set forth in the Restructuring Transactions Agreement.

         70.      "Newcor" means Newcor, Inc. before the Effective Date.

         71. "Newcor Divisions" means certain unincorporated divisions of Newcor, which consist of Bay City Special Machines, Blackhawk, Deckerville, Machine Tool & Gear and Walkerton.

         72. "Newcor Restructuring" means the transfer of the assets of the Newcor Divisions (other than Bay City Special Machines, which shall remain assets of Newcor), including the Owned Real Property, to the New

Operating Subsidiaries and the Newcor Real Estate Subsidiaries, as set forth in the Restructuring Transactions Agreement.

         73. "Nominee" means any broker, dealer, commercial bank, trust company, savings and loan, financial institution or other nominee in whose name securities were registered or held of record on behalf of a beneficial Holder.

         74. "Non-Tax Priority Claims" means any Claim accorded priority in right of payment under section 507(a) of the Bankruptcy Code, other than an Administrative Claim or a Priority Tax Claim.

         75. "Note Purchase Agreement" means that certain Note Purchase Agreement, in substantially the form of Exhibit F annexed hereto, by and between Reorganized Newcor and the Note Purchaser, as such agreement may be amended with the prior consent of the Creditors Committee or by order of the Bankruptcy Court, pursuant to which the Note Purchaser will purchase up to $2 million in aggregate face amount of the Offered New Notes in accordance with Section V.J. herein.

         76. "Note Purchaser" means the Proceeds Election Guarantor or such other Person or Entity that is the winner of the Proceeds Election Auction.

         77. "Offered New Notes" means the aggregate amount of New Notes that are being or may be delivered to the Note Purchaser in respect of the Proceeds Election Claims.

         78. "Option Period" means the 15 calendar day period of time during which a Holder of a Claim which becomes an Allowed Claim may elect whether to opt in or opt out, as the case may be, of the Proceeds Election in accordance with Section III.A.4 of the Plan.

         79. "Other Equity Interests" means all Equity Interests, if any, other than Common Equity Interests.

         80. "Owned Real Property" means, collectively, real property owned by the Newcor Divisions.

         81.      "PBGC" means the Pension Benefit Guaranty Corporation.

         82. "PBGC Claims" means all Claims of the PBGC against any of the Debtors, including without limitation, the (i) PBGC Termination Claims, (ii) PBGC Minimum Contribution Claims and (iii) PBGC Premium Claims.

         83. "PBGC Minimum Contribution Claims" means the consolidated proofs of contingent Claims filed by the PBGC in the Chapter 11 Cases with respect to the Debtors' minimum contribution requirements pursuant to 26 U.S.C. Section 412 and 19 U.S.C. Section 1082, which the Debtors may be obligated to pay to the PBGC in the event the Defined Benefit Pension Plans are terminated, the aggregate asserted contingent amount of which is $1,286,323.00.

         84. "PBGC Premium Claims" means the consolidated proofs of Claims filed by the PBGC in the Chapter 11 Cases with respect to premium payments allegedly due to the PBGC by the Debtors pursuant to 29 U.S.C. Section 1307, the aggregate asserted amount of which is $139,388.99.

         85. "PBGC Termination Claims" means the consolidated proofs of contingent Claims filed by the PBGC in the Chapter 11 Cases with respect to amounts that the Debtors may be obligated to pay in the event that the Defined Benefit Pension Plans are terminated pursuant to 29 U.S.C. Section 1362, the aggregate asserted contingent amount of which is $9,101,500.00.

         86. "Person" means a person as defined in section 101(41) of the Bankruptcy Code.

         87. "Plan" means this plan pursuant to chapter 11 of the Bankruptcy Code, either in its present form or as it may be altered, amended, modified or supplemented from time to time in accordance with the Plan, the Bankruptcy Code and the Bankruptcy Rules.

         88. "Plan Documents" means (i) the commitment letter for the Exit Facility, (ii) the New Notes, (iii) the New Indenture, (iv) the Rights Offering Procedures, (v) the Rights Offering Guaranty, (vi) the Proceeds Election

Guaranty, (vii) the Note Purchase Agreement, (viii) the Restructuring Transactions Agreement, (ix) the agreements and other documents effecting the Newcor Restructuring, (x) the Segal Addendum, (xi) the Connor Addenda, (xii) the New Common Stock, (xiii) the New Certificates of Incorporation and the New By-laws, (xiv) the certificates of incorporation, by-laws and other organizational documents of the New Operating Subsidiaries and the New Real Estate Subsidiaries and (xv) any and all instruments, certificates, agreements or other documents executed, delivered, entered into or filed in connection with any of the foregoing.

         89. "Plan Supplement" means the following forms of documents: (i) the commitment letter for the Exit Facility, (ii) the New Indenture, (iii) the Rights Offering Procedures; (iv) the Restructuring Transactions Agreement, (v) the Rights Offering Guaranty and (vi) the Proceeds Election Guaranty, substantially final forms of which will be filed with the Bankruptcy Court at least ten (10) days prior to the deadline established by the Bankruptcy Court for voting on the Plan.

         90. "Priority Tax Claim" means a Claim of a governmental unit of the kind specified in section 507(a)(8) of the Bankruptcy Code.

         91. "Proceeds Election" means the alternative for holders of Allowed Claims in Class 4 to receive the Cash proceeds of the New Notes they otherwise would have received pursuant to Section III.A.4 herein, which Cash proceeds shall be generated by the sale of such New Notes pursuant to the Notes Purchase Agreement.

         92. "Proceeds Election Auction" means the auction conducted on or before the Confirmation Date to solicit higher and better offers for the purchase of the Offered New Notes.

         93. "Proceeds Election Claims" means the aggregate face amount of (i) Allowed Claims in Class 4 subject to the Proceeds Election, (ii) Disputed Claims in Class 4 subject to the Proceeds Election, (iii) contingent and unliquidated Claims in Class 4 subject to the Proceeds Election that are estimated in an amount agreed to by the Debtors and the Creditors Committee or an order of the Bankruptcy Court and (iv) all other Claims in Class 4 subject to the Proceeds Election that could become Allowed Claims.

         94.      "Proceeds Election Guarantor" means David A. Segal.

         95. "Proceeds Election Guaranty" means that certain guaranty entered into by the Proceeds Election Guarantor on or before the Disclosure Statement Hearing Date, in form and substance acceptable to the Debtors, the Proceeds Election Guarantor and the Creditors Committee, substantially in the form annexed hereto as Exhibit E, pursuant to which the Proceeds Election Guarantor has agreed to purchase up to $2 million in aggregate face amount of the Offered New Notes subject to the Proceeds Election for an amount equal to 33% of the aggregate face amount of such Offered New Notes.

         96. "Proceeds Election Guaranty Price" means an amount equal to 33% of the aggregate face amount of the Offered New Notes.

         97. "Proceeds Election Purchase Price" means the aggregate purchase price to be paid for the Offered New Notes by the Notes Purchaser pursuant to the Notes Purchase Agreement.

         98. "Professional" means (a) any professional employed in the Chapter 11 Cases pursuant to sections 327 or 1103 of the Bankruptcy Code and (b) any professional or other Entity seeking compensation and reimbursement in connection with the Chapter 11 Cases pursuant to section 503(b)(4) of the Bankruptcy Code.

         99. "Pro Rata" means, as the context dictates, either (i) the ratio of the amount of an Allowed Claim or an Allowed Equity Interest in a particular Class to the aggregate amount of all Allowed and Disputed Claims or Allowed and Disputed Equity Interests, as the case may be, in such Class or (ii) the ratio of the amount of an Allowed Claim for an Allowed Equity Interest in a particular Class to the aggregate amount of all Allowed Claims or Allowed Equity Interests, as the case may be, in such Class.

         100. "Record Date" means the date for determining, in the case of registered securities, which Holders of Claims and Equity Interests are eligible to receive distributions hereunder, and shall be (i) the Effective Date for the Common Stock and the Senior Notes and (ii) the Confirmation Date for all other Claims and Equity Interests.

         101. "Reimbursement Agreement" means that certain agreement, dated September 1, 1995, between Rochester Gear, Inc. and Comerica Bank related to a $6,170,191.78 letter of credit issued in connection with certain Michigan Strategic Fund Limited Obligation Refunding Revenue Bonds.

         102. "Reorganized Debtors" means the Debtors, or their successors (including Reorganized Newcor, the New Operating Subsidiaries and the New Real Estate Subsidiaries) by merger, consolidation, or otherwise, pursuant to or in connection with the Restructuring Transactions, on and after the Effective Date.

         103. "Reorganized Newcor" means Newcor Inc. on and after the Effective Date.

         104. "Restructuring Transactions Agreement" means the agreement or agreements that govern the Restructuring Transactions, which shall be in form and substance reasonably acceptable to Reorganized Newcor and the Creditors Committee.

         105. "Restructuring Transactions" means the Newcor Restructuring and those mergers, consolidations, restructurings, transfers, conversions, dispositions, liquidations or dissolutions that the Debtors or Reorganized Debtors, in consultation with the Creditors Committee, determine to be necessary or appropriate to effect a corporation restructuring of their respective businesses or the overall corporate structure of the Reorganized Debtors, all of which shall be effected by the Restructuring Transactions Agreement.

         106. "Rights" means the non-transferable rights issued pursuant to the Rights Offering and the Plan to subscribe for and to acquire, on the Effective Date, 12,000 shares of New Common Stock in exchange for $6 million in Cash in accordance with the terms and conditions of the Rights Offering as set forth in the Rights Offering Procedures, provided, however, that the Rights may only be exercised by Holders thereof that are in possession of a sufficient number of Rights to entitle such holder to purchase at least one (1) share of New Common Stock.

         107. "Rights Offering" means the terms and conditions as set forth in the Rights Offering Procedures.

         108.     "Rights Offering Guarantor" means EXX.

         109. "Rights Offering Guaranty" means that certain guaranty, in substantially the form annexed hereto as Exhibit D and in form and substance acceptable to the Debtors, the Creditors Committee and the Rights Offering Guarantor, entered into by the Rights Offering Guarantor on or before the Disclosure Statement Hearing Date pursuant to which the Rights Offering Guarantor will agree to purchase, on the Effective Date, all of the New Common Stock for which holders of Rights do not subscribe for any reason whatsoever pursuant to the Rights Offering.

         110. "Rights Offering Procedures" means that certain Rights Offering Procedures, which set forth the terms and conditions of the Rights Offering, which shall be in substantially the form annexed hereto as Exhibit C and in form and substance reasonably acceptable to Reorganized Newcor and the Creditors Committee.

         111. "Rights Subscription Exercise Form" means that certain form distributed to each Holder of an Allowed Common Equity Interest in Class 5 in accordance with the Disclosure Statement Order, which form such Holder shall use to exercise the Rights.

         112. "Schedules" mean the schedules of assets and liabilities, schedules of executory contracts, and the statement of financial affairs as the Bankruptcy Court requires the Debtors to file pursuant to section 521 of the Bankruptcy Code, the Official Bankruptcy Forms and the Bankruptcy Rules, as they may be amended and supplemented from time to time.

         113. "Secured Claim" means (a) a Claim that is secured by a lien on property in which the Estates have an interest, which lien is valid, perfected and enforceable under applicable law or by reason of a Final Order and not subject to avoidance, or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim Holder's interest in the Estates' interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code, or (b) a Claim Allowed under this Plan as a Secured Claim.

         114. "Secured Lender" means Comerica Bank, as secured lender under the Credit Agreement.

         115. "Securities Act" means the Securities Act of 1933, 15 U.S.C. sections 77a-77aa, as now in effect or hereafter amended, or any similar federal, state or local law.

         116. "Segal Addendum" means the addendum to employment agreement between Newcor and David A. Segal, in form and substance acceptable to the Debtors and the Creditors Committee.

         117. "Senior Note Claim" means any Claim arising under or in connection with the Senior Notes other than the fees of the Senior Note Trustee accruing under the Senior Note Indenture. The Senior Note Claims are hereby deemed to be Allowed Claims in the aggregate amount of $137,498,583.00.

         118. "Senior Note Indenture" means that certain Indenture dated as of March 4, 1998, by and between Newcor and the Senior Note Trustee.

         119. "Senior Note Trustee" means U.S. Bank National Association, as Indenture Trustee for the Senior Notes.

         120. "Senior Notes" means those certain 9.875% Senior Subordinated Notes due 2008 issued pursuant to the Senior Note Indenture.

         121.     "Subsidiaries" means the Debtors, other than Newcor.

         122. "Tax Rate" means the rate equal to the underpayment rate specified in 26 U.S.C. Section 6621 (determined without regard to 26 U.S.C.
Section 6621 as of the Effective Date).

         123. "Turn-Matic Intercompany Claim" means the intercompany receivable owed by Newcor to Turn-Matic, Inc. in the amount of $10,703,000.

         124.     "Unimpaired Claim" means a Claim classified in an Unimpaired
Class.

         125. "Unimpaired Class" means an unimpaired Class within the meaning of section 1124 of the Bankruptcy Code.

         126. "Unsecured Claims" means, collectively, General Unsecured Claims and Senior Note Claims.

         127. "Voting Deadline" means the date set by the Bankruptcy Court by which all Ballots for acceptance or rejection of the Plan and Rights Subscription Exercise Forms must be received by the Debtors.

         128. "Voting Record Date" means the record date set by the Bankruptcy Court, pursuant to Bankruptcy Rule 3017(d), for determining which creditors and equity security holders are entitled to receive solicitation materials and, when applicable, to vote on the Plan .

                                   ARTICLE II.

 SUMMARY AND TREATMENT OF ADMINISTRATIVE EXPENSE CLAIMS AND PRIORITY TAX CLAIMS

A. SUMMARY. The Plan is premised upon the substantive consolidation of the Debtors for Plan purposes only (and, for the avoidance of doubt, not for tax purposes). Accordingly, for Plan purposes only, the assets and liabilities of the Debtors are deemed to be the assets and liabilities of a single, consolidated Entity and no value is ascribed to the stock of the Debtors (other than Newcor). In addition, the Intercompany Claims are eliminated. The categories of Claims and Equity Interests listed below classify Allowed Claims and Allowed Equity Interests for all purposes, including voting, confirmation, and distribution pursuant to the Plan. Except as otherwise provided in the Plan or the Confirmation Order, or required by section 506(b) or section 1124 of the Bankruptcy Code, (i) Allowed Claims do not include interest on such Claims after the Commencement Date and (ii) any postpetition interest that is payable in respect of an Allowed Claim shall be calculated at the applicable contract rate, or if none, at the Federal Judgment Rate (or for Priority Tax Claims, at the Tax
Rate).

B. ADMINISTRATIVE EXPENSES. Subject to the provisions of sections 330(a) and 331 of the Bankruptcy Code, each Holder of an Allowed Administrative Claim shall be paid by the Debtors, at their election, (a) in full in Cash in such amounts as are incurred in the ordinary course of business of the Debtors, or in such amounts as such Administrative Claim is Allowed by the Bankruptcy Court upon the later of the Effective Date or the date upon which there is a Final Order allowing such Administrative Claim, or, in each case, as soon thereafter as practicable, (b) upon such other terms as may exist in the ordinary course of the Debtors' business or (c) upon such other terms as may be agreed upon between the Holder of such Administrative Claim and the Debtors.

C. PRIORITY TAX CLAIMS. Each Allowed Priority Tax Claim shall be paid in full satisfaction, settlement, release and discharge of and in exchange for such Claim, in Cash, in equal annual installments commencing on the later of the Effective Date and the date on which such Claim is Allowed, or, in each case, as soon thereafter as practicable, and continuing over a period not exceeding six years after the date of assessment of such Claim, together with interest thereon calculated from the Effective Date to the date of payment at the Tax Rate.

D. PROFESSIONAL FEES. All Entities seeking an award by the Bankruptcy Court of compensation for services rendered or reimbursement of expenses incurred though and including the Effective Date under sections 503(b)(2), 503(b)(3), 503(b)(4) or 503(b)(5) of the Bankruptcy Code shall file their respective final fee applications for allowance of such compensation and reimbursement by no later than sixty (60) days after the Effective Date. No applications need to be filed with or considered by the Bankruptcy Court for compensation and reimbursement of expenses by professionals retained by the Reorganized Debtors or the Creditors Committee for services rendered or expenses incurred after the Effective Date, and such compensation and reimbursement shall be paid by the Reorganized Debtors in the ordinary course of business and without the need for Bankruptcy Court approval.

                                  ARTICLE III.

          SUMMARY CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

A. CLASSIFICATION AND TREATMENT. A summary of the classification and treatment of Claims and Interests is set forth below. The following summary is qualified in its entirety by, and is subject to the terms of, the Plan:


                     CLASS                                   TREATMENT
               ------------------------------------------------------------------------------
Unclassified                              Administrative Claims Paid in full, in
                                          Cash, on the Effective Date or on the
                                          date Allowed.

               ------------------------------------------------------------------------------
Unclassified                              Priority Tax Claims Paid in full, with
                                          interest from the Effective Date, in
                                          equal annual installments over a
                                          period not exceeding six years from
                                          the date of assessment.

               ------------------------------------------------------------------------------
Class 1        Priority Non-Tax Claims    Unimpaired. Paid in full.
               ------------------------------------------------------------------------------
Class 2        Credit Agreement Claims    Unimpaired. On the Effective Date, the Credit
                                          Agreement Claims shall be Allowed and paid in
                                          full.
               ------------------------------------------------------------------------------
Class 3        Secured Claims             Unimpaired. At Debtors' option (a) reinstated, (b)
                                          paid in full, (c) collateral surrendered, (d) in
                                          the case of setoff rights, offset to the extent of
                                          Debtors' Claims against Holder, or (e) otherwise
                                          rendered Unimpaired.
               ------------------------------------------------------------------------------
Class 4        Unsecured Claims           Impaired. On the earlier of the Effective Date,
                                          or as soon as practicable thereafter, and the date
                                          the relevant Claim becomes an Allowed Claim, and
                                          subject to the Proceeds Election, each Holder of
                                          an Allowed Claim in Class 4 shall receive its Pro
                                          Rata share of (i) $20,060,000 in Cash, of which $6
                                          million shall be from the Rights Offering, and
                                          (ii) the New Notes or the proceeds thereof in
                                          connection with the Proceeds Election, as
                                          provided herein.
               ------------------------------------------------------------------------------


                     CLASS                                   TREATMENT
               ------------------------------------------------------------------------------
Class 5        Common Equity Interests    Impaired. After the Disclosure Statement Hearing
                                          Date and prior to the Confirmation Date, each
                                          Holder of an Allowed Common Equity Interest in
                                          Class 5 shall receive, in full and final
                                          satisfaction of such Common Equity Interest, a
                                          Right to participate in the Rights Offering, provided,
                                          however, that to exercise such Right, a Holder of
                                          an Allowed Common Equity Interest in Class 5 must
                                          be an Eligible Holder and must comply with other
                                          provisions of the Plan.
               ------------------------------------------------------------------------------
Class                                     6 Other Equity Interests Impaired.
                                          Holders of Other Equity Interests
                                          shall not be entitled to, and shall
                                          not receive or retain, any property or
                                          interest in property on account of
                                          such Other Equity Interests.

               ------------------------------------------------------------------------------

         The Allowed Claims against and Interests in the Debtors shall be classified and receive the treatment specified below.

         1.       CLASS 1--NON-TAX PRIORITY CLAIMS

                           (a) CLASSIFICATION: Class 1 consists of Allowed
                  Claims entitled to priority status pursuant to section 507(a) of the Bankruptcy Code other than Allowed Administrative Claims and Allowed Priority Tax Claims.

                           (b) TREATMENT: On the later of the Effective Date and
                  the date on which such Claim in Class 1 is Allowed, or, in each case, as soon thereafter as practicable, each Allowed Claim in Class 1 shall be paid in Cash, in full satisfaction, settlement, release and discharge of, and in exchange for such Claim, and thereby rendered unimpaired in accordance with section 1124 of the Bankruptcy Code, except to the extent that the Debtors and any Holder of such Allowed Claim agree to a different treatment.

                           (c) VOTING: Class 1 is Unimpaired. Pursuant to
                  section 1126(f) of the Bankruptcy Code, the Holders of Class 1 Claims are conclusively deemed to have accepted the Plan. Therefore, the Holders of Claims in Class 1 are not entitled to vote to accept or reject the Plan.

         2.       CLASS 2--CREDIT AGREEMENT CLAIMS

                           (a) CLASSIFICATION: Class 2 consists of all Allowed Credit Agreement Claims.

                           (b) TREATMENT: On the Effective Date, the Credit
                  Agreement Claims shall be deemed Allowed Secured Claims and paid in full in Cash without setoff or recoupment of any kind.

                           (c) LETTERS OF CREDIT: On the Effective Date, the
                  Comerica Letters of Credit shall be replaced with new letters of credit. In that regard, (a) the Debtors shall return the Comerica Letters of Credit to Comerica Bank with instructions from the beneficiaries to cancel them and (b) Comerica Bank shall (i) prorate all fees related to the Comerica Letters of Credit to the date that the Comerica Letters of Credit are returned and (ii) refund any unearned prepaid fees under the Comerica Letters of Credit to the Debtors.

                           (d) VOTING: Class 2 is Unimpaired. Pursuant to
                  section 1126(f) of the Bankruptcy Code, the Holders of Class 2 Claims are conclusively deemed to have accepted the Plan. Therefore, the Holders of Claims in Class 2 are not entitled to vote to accept or reject the Plan.

         3.       CLASS 3--SECURED CLAIMS

                           (a) CLASSIFICATION: Class 3 consists of all Allowed Secured Claims, other than Claims in Class 2.

                           (b) TREATMENT: On the later of the Effective Date and
                  the date on which such Claim in Class 3 is Allowed, or, in each case, as soon thereafter as practicable, each Allowed Claim in Class 3 shall be, at the election of the Debtors (i) reinstated; (ii) paid in Cash, in full satisfaction, settlement, release and discharge of and in exchange for such Claim (iii) satisfied by the Debtors' surrender of the collateral securing such Allowed Claim, (iv) offset against, and to the extent of, the Debtors' claims against the Holder of such Allowed Claim or (v) otherwise rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code, except to the extent that the Debtors and such Holder agree to a different treatment.

                           (c) VOTING: Class 3 is Unimpaired. Pursuant to
                  section 1126(f) of the Bankruptcy Code, the Holders of Claims in Class 3 are conclusively deemed to have accepted the Plan. Therefore, the Holders of Claims in Class 3 are not entitled to vote to accept or reject the Plan.

         4.       CLASS 4--UNSECURED CLAIMS

                           (a) CLASSIFICATION: Class 4 consists of all Allowed General Unsecured Claims and Allowed Senior Note Claims.

                           (b) TREATMENT: On the earlier of the Effective Date,
                  or as soon as practicable thereafter, and the date the relevant Claim becomes an Allowed Claim, and subject to the Proceeds Election, each Holder of an Allowed Claim in Class 4 shall receive its Pro Rata share of (i) $20,060,000 in Cash, of which $6 million will be from the Rights Offering, and (ii) the New Notes; provided, however, that each Holder of an Allowed Claim in Class 4 subject to the Proceeds Election shall receive the proceeds generated from the sale of the New Notes to which it would otherwise be entitled in lieu of receiving such New Notes; provided, further, however, that if the Effective Date occurs after December 31, 2002, then upon the occurrence of the Effective Date, the Reorganized Debtors shall also deliver an amount of Cash to each Holder of an Allowed Claim in Class 4 equal to such Holder's Pro Rata share of interest accruing at 6.0% per annum on $48,060,000.00 from January 1, 2003 through and including the Effective Date, unless waived by the Creditors Committee.

                           (c) PROCEEDS ELECTION: Each Holder of an Allowed
                  Claim in Class 4 that is equal to $250,000 or less shall be deemed to have made the Proceeds Election with respect to its New Notes; provided, however, that each such Holder may elect on such Holder's Ballot for voting on the Plan to receive the New Notes to which it is entitled in lieu of receiving the proceeds from the sale of such New Notes in accordance with the Proceeds Election. Notwithstanding the foregoing, any Holder that would be entitled to receive less than $1,000 in aggregate principal amount of New Notes shall not have the right to receive such New Notes and shall, instead, be subject to the Proceeds Election. Each holder of an Allowed Claim in Class 4 that is equal to more than $250,000 may elect, on such Holder's Ballot for voting on the Plan, to receive the proceeds from the sale of the New Notes to which it would otherwise be entitled in lieu of receiving such New Notes; provided, however, that in order to be eligible to participate in the Proceeds Election, such Holder must reduce its Allowed Claim in Class 4 to $250,000.

                           (d) THE PROCEEDS ELECTION GUARANTY: Payments to satisfy the Proceeds Election shall be funded by the sale of the Offered New Notes, pursuant to the Note Purchase Agreement, as provided in Section V.J. herein.

                           (e) VOTING: Class 4 is Impaired and the Holders of Claims in Class 4 are entitled to vote to accept or reject the Plan.

         5.       CLASS 5--COMMON EQUITY INTERESTS

                           (a) CLASSIFICATION: Class 5 consists of all Common Equity Interests, as evidenced by all the issued and outstanding shares of Common Stock of Newcor.

                           (b) TREATMENT: After the Disclosure Statement Hearing
                  Date and prior to the Confirmation Date, each Holder of an Allowed Common Equity Interest in Class 5 shall receive, in full and final satisfaction of such Equity Interest, a Right to participate in the Rights Offering, which Right shall entitle the Holder thereof to purchase, on the terms and conditions set forth in the Rights Offering Procedures, its Pro Rata share of 12,000 shares of New Common Stock for its Pro Rata share of the aggregate purchase price of $6 million (which such Pro Rata share shall be determined by dividing the number of shares of Common Stock owned by such Holder by the aggregate number of shares of Common Stock outstanding); provided, however, that, as provided in Section V.I. herein, to exercise such Right, a Holder of an Allowed Common Equity Interest in Class 5 must (i) be an Eligible Holder, (ii) deliver to Newcor no later than the Voting Deadline (A) a signed Rights Subscription Exercise Form and (B) an amount equal to the product of the subscription price (i.e. $500 per share of New Common Stock) and the number of shares of New Common Stock that the Eligible Holder is entitled to (and exercises its Rights to) purchase in accordance with the Rights Offering Procedures by either wire transfer, check, bank draft or money order, and (iii) comply with the other terms and conditions of the Rights Offering Procedures.

                           (c) VOTING: Class 5 is Impaired and Holders of Allowed Common Equity Interests in Class 5 are entitled to vote to accept or reject the Plan.

         6.       CLASS 6--OTHER EQUITY INTERESTS

                           (a) CLASSIFICATION: Class 6 consists of all Other Equity Interests.

                           (b) TREATMENT: Holders of Other Equity Interests
                  shall not be entitled to, and shall not receive or retain, any property or interest in property on account of such Other Equity Interests.

                           (c) VOTING: Class 6 shall receive no distribution
                  under the Plan and, therefore, is conclusively deemed to have rejected the Plan. Pursuant to section 1126(g) of the Bankruptcy Code, holders of Other Equity Interests are not entitled to vote to accept or reject the Plan.

B. SPECIAL PROVISION GOVERNING UNIMPAIRED CLAIMS. Except as otherwise provided in the Plan, nothing shall affect the Debtors' or the Reorganized Debtors' rights and defenses with respect to any Unimpaired Claims, including, but not limited to, all rights with respect to legal and equitable defenses to or setoffs or recoupments against such Unimpaired Claims.

                                   ARTICLE IV.

                       ACCEPTANCE OR REJECTION OF THE PLAN

A. CLASSES ENTITLED TO VOTE. Classes 4 and 5 are entitled to vote to accept or reject the Plan. By operation of law, each Unimpaired Class of Claims is deemed to have accepted the Plan, and, therefore, is not entitled to vote to accept or reject the Plan and, therefore, Classes 1, 2 and 3 are deemed to have accepted the Plan. By operation of law, any Class of Claims or Equity Interests that is not entitled to receive or retain any property of the Debtors under the Plan is deemed to have rejected the Plan and, therefore, Class 6 is not entitled to vote and is deemed to have rejected the Plan.

B. ACCEPTANCE BY IMPAIRED CLASSES. An Impaired Class of Claims shall have accepted the Plan if (a) the Holders (other than any Holder designated under section 1126(e) of the Bankruptcy Code) of at least two-thirds (2/3) in amount of the Allowed Claims actually voting in such Class have voted to accept the Plan and (b) the Holders (other than any Holder designated under section 1126(e) of the Bankruptcy Code) of more than one-half (1/2) in number of the Allowed Claims actually voting in such Class have voted to accept the Plan. An Impaired Class of Interests shall have accepted the Plan if Holders (other than any Holder designated under Section 1126(e) of the Bankruptcy Code) that hold at least two-thirds (2/3) in amount of the Allowed Interests actually voting in such Class have voted to accept the Plan.

C. CRAMDOWN. The Debtors may request Confirmation of the Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code, with respect to any Class that rejects, or is deemed to have rejected the Plan.

                                   ARTICLE V.

                      MEANS FOR IMPLEMENTATION OF THE PLAN

A. CONTINUED CORPORATE EXISTENCE AND VESTING OF ASSETS IN THE REORGANIZED DEBTORS. Except as provided for in the Restructuring Transactions Agreement, each of the Debtors shall, as a Reorganized Debtor, continue to exist after the Effective Date as a separate legal Entity, with all powers of a corporation, limited liability company, joint venture, or partnership, as applicable, under the laws of their respective states of incorporation, formation, or organization, and without prejudice to any right to alter or terminate such existence (whether by merger, acquisition, or otherwise) under such applicable State law. Except as otherwise provided in the Plan or any Plan Document, on and after the Effective Date, all property of the Estates, and any property acquired by the Debtors or the Reorganized Debtors under the Plan, shall vest in the Reorganized Debtors, free and clear of all Claims, liens, charges, or other encumbrances. On and after the Effective Date, the Reorganized Debtors may operate their businesses and may use, acquire or dispose of property and compromise or settle any Claims or Equity Interests, without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan or the Confirmation Order.

B. RESTRUCTURING TRANSACTIONS. On or after the Confirmation Date, but before the Effective Date, Turn-Matic, Inc. shall distribute to Newcor the Turn-Matic Intercompany Claim, which distribution shall be treated for federal income tax purposes as a distribution in the amount of the Turn-Matic Intercompany Claim to which Section 301 of the Internal Revenue Code of 1986, as amended, applies. On the Effective Date, and pursuant to the Restructuring Transactions Agreement, the applicable Debtors or Reorganized Debtors shall enter into the Restructuring Transactions and shall take any actions as may be necessary or appropriate to effect a corporate restructuring of their respective businesses or the overall corporate structure of the Reorganized Debtors, as and to the extent provided therein. The Restructuring Transactions may include one or more mergers, consolidations, restructurings, conversions, dissolutions, conversions, transfers or liquidations as may be determined by the Debtors or the Reorganized Debtors to be necessary or appropriate, in each case as and to the extent provided in the Restructuring Transaction Agreement. The actions to effect the Restructuring Transactions may include, in each case as and to the extent provided in the Restructuring Transaction Agreement: (a) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, dissolution or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable state law and any other terms to which the applicable Entities may agree; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption or delegation of any asset, property, right, liability, debt or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable parties agree;
(c) the filing of appropriate certificates or articles of incorporation, reincorporation, merger, consolidation, conversion or dissolution pursuant to applicable state law; and (d) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable state law in connection with the Restructuring Transactions.

C. NEWCOR RESTRUCTURING. On the Effective Date, the Newcor Restructuring shall be consummated in accordance with the Restructuring Transactions Agreement, and Reorganized Newcor shall be vested with 100% of the common stock of the New Operating Subsidiaries and the New Real Estate Subsidiaries and Newcor shall transfer the assets of the Newcor Divisions (other than the assets of Bay City Special Machines) and the Owned Real Property to the New Operating Subsidiaries and the New Real Estate Subsidiaries, respectively. In addition, on the Effective Date the Dissolving Debtors will be dissolved, with any assets of such Dissolving Debtors being transferred to one or more of the Reorganized Debtors, the New Operating Subsidiaries or the New Real Estate Subsidiaries. On and after the Effective Date, the Debtors and Reorganized Debtors shall be authorized to take whatever corporate or other action that is necessary or advisable in order to accomplish the Restructuring Transactions or the Newcor Restructuring.

D. CANCELLATION OF SENIOR NOTES AND COMMON STOCK. On the Effective Date, except to the extent otherwise provided herein, all notes, instruments, certificates, and other documents evidencing (a) the Credit Agreement Claims,
(b) the Senior Notes, (c) the Common Stock and (d) any stock options, warrants or other rights to purchase

Common Stock shall be canceled and the obligations of the Debtors or the Reorganized Debtors thereunder or in any way related thereto shall be discharged. On the Effective Date, except to the extent otherwise provided herein, the Senior Note Indenture shall be deemed to be canceled, as permitted by section 1123(a)(5)(F) of the Bankruptcy Code, and the obligations of the Debtors thereunder, except for the obligation to pay, reimburse and indemnify the Senior Note Trustee, shall be discharged; provided that the Senior Note Indenture shall continue in effect solely for the purposes of allowing the Senior Note Trustee, agent or servicer to make the distributions to be made on account of such Allowed Senior Note Claims under the Plan. Any actual, necessary and reasonable fees or expenses due to the Senior Note Trustee, agent or servicer as of the Effective Date shall be paid directly by the Debtors on the Effective Date or as soon as practicable thereafter and shall not be deducted from any distributions to the Holders of Claims and Equity Interests.

E. ISSUANCE OF NEW SECURITIES; EXECUTION OF PLAN DOCUMENTS. On the Effective Date, (i) the Reorganized Debtors shall issue all securities, notes, instruments, certificates, and other documents of the Reorganized Debtors required to be issued pursuant to the Plan, including, without limitation, the New Notes and the New Common Stock, each of which shall be distributed as provided in the Plan and (ii) the Reorganized Debtors and the other parties thereto shall execute and deliver the Plan Documents.

F.       CORPORATE GOVERNANCE, DIRECTORS AND OFFICERS, AND CORPORATE ACTION

         1.       REORGANIZED DEBTORS

                  (a) NEW CERTIFICATES OF INCORPORATION AND NEW BY-LAWS. On or immediately prior to the Effective Date, each of the Reorganized Debtors will file its New Certificate of Incorporation with the Secretary of State of its respective state of incorporation in accordance with the relevant sections of the corporate laws of such state of incorporation. After the Effective Date, the Reorganized Debtors may amend and restate their New Certificates of Incorporation and other constituent documents as permitted by the laws of the respective states of incorporation.

                  (b) DIRECTORS AND OFFICERS OF THE REORGANIZED DEBTORS. Subject to section 1129(a)(5) of the Bankruptcy Code, the directors and officers of the Debtors shall resign as of the Effective Date. Pursuant to section 1129(a)(5), the Debtors will disclose at the Disclosure Statement Hearing Date or within ten (10) days thereafter, the identity and affiliations of any Person proposed to serve on the initial boards of directors of the Reorganized Debtors. To the extent any such Person is an "insider" under the Bankruptcy Code, the nature of any compensation for such Person will also be disclosed. Each such director and officer shall serve from and after the Effective Date pursuant to the terms of the New Certificates of Incorporation and other constituent documents of the Reorganized Debtors.

                  (c) CORPORATE ACTION. As of the Effective Date, the adoption and filing of the New Certificates of Incorporation, the approval of the New By-laws, the appointment of directors and officers for the Reorganized Debtors, and all actions contemplated hereby shall be deemed to be authorized and approved in all respects (subject to the provisions hereof). All matters provided for herein involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with the Plan, shall be deemed to have occurred and shall be in effect, pursuant to applicable law, without any requirement of further action by the security holders or directors of the Debtors or the Reorganized Debtors. On the Effective Date, the appropriate officers of the Reorganized Debtors and members of the boards of directors of the Reorganized Debtors are authorized and directed to issue, execute and deliver the agreements, documents, securities and instruments contemplated by the Plan in the name of and on behalf of the Reorganized Debtors.

         2.       NEW OPERATING SUBSIDIARIES

                  (a) CERTIFICATES OF INCORPORATION AND BY-LAWS. On or immediately prior to the Effective Date, each of the New Operating Subsidiaries will file its certificate of incorporation with the Secretary of State of its respective state of incorporation in accordance with the relevant sections of the corporate laws of such state of incorporation. After the Effective Date, the New Operating

                  Subsidiaries may amend and restate their certificates of incorporation and other constituent documents as permitted by the laws of the respective states of incorporation.

                  (b) DIRECTORS AND OFFICERS OF THE NEW OPERATING SUBSIDIARIES. Pursuant to section 1129(a)(5), the Debtors will disclose at the Disclosure Statement Hearing Date or within ten (10) days thereafter, the identity and affiliations of any Person proposed to serve on the initial boards of directors of the New Operating Subsidiaries. To the extent any such Person is an "insider" under the Bankruptcy Code, the nature of any compensation for such Person will also be disclosed. Each such director and officer shall serve from and after the Effective Date pursuant to the terms of the certificates of incorporation and other constituent documents of the New Operating Subsidiaries.

                  (c) CORPORATE ACTION. As of the Effective Date, the adoption and filing of the certificates of incorporation, the approval of the by-laws, the appointment of directors and officers for the New Operating Subsidiaries, and all actions contemplated hereby shall be deemed to be authorized and approved in all respects (subject to the provisions hereof). All matters provided for herein involving the corporate structure of the New Operating Subsidiaries, and any corporate action required by the New Operating Subsidiaries in connection with the Plan, shall be deemed to have occurred and shall be in effect, pursuant to applicable law, without any requirement of further action by the security holders or directors of the Debtors, the Reorganized Debtors or the New Operating Subsidiaries. On the Effective Date, the appropriate officers of the New Operating Subsidiaries and members of the boards of directors of the New Operating Subsidiaries are authorized and directed to issue, execute and deliver the agreements, documents, securities and instruments contemplated by the Plan in the name of and on behalf of the New Operating Subsidiaries.

         3.       NEW REAL ESTATE SUBSIDIARIES

                  (a) CERTIFICATES OF INCORPORATION AND BY-LAWS. On or immediately prior to the Effective Date, each of the New Real Estate Subsidiaries will file its certificate of incorporation with the Secretary of State of its respective state of incorporation in accordance with the relevant sections of the corporate laws of such state of incorporation. After the Effective Date, the New Real Estate Subsidiaries may amend and restate their certificates of incorporation and other constituent documents as permitted by the laws of the respective states of incorporation.

                  (b) DIRECTORS AND OFFICERS OF THE NEW REAL ESTATE SUBSIDIARIES. Pursuant to section 1129(a)(5), the Debtors will the Debtors will disclose at the Disclosure Statement Hearing Date or within ten (10) days thereafter, the identity and affiliations of any Person proposed to serve on the initial boards of directors of the New Real Estate Subsidiaries. To the extent any such Person is an "insider" under the Bankruptcy Code, the nature of any compensation for such Person will also be disclosed. Each such director and officer shall serve from and after the Effective Date pursuant to the terms of the certificates of incorporation and other constituent documents of the New Real Estate Subsidiaries.

                  (c) CORPORATE ACTION. As of the Effective Date, the adoption and filing of the certificates of incorporation, the approval of the by-laws, the appointment of directors and officers for the New Real Estate Subsidiaries, and all actions contemplated hereby shall be deemed to be authorized and approved in all respects (subject to the provisions hereof). All matters provided for herein involving the corporate structure of the New Real Estate Subsidiaries, and any corporate action required by the New Real Estate Subsidiaries in connection with the Plan, shall be deemed to have occurred and shall be in effect, pursuant to applicable law, without any requirement of further action by the security holders or directors of the Debtors, the Reorganized Debtors or the New Real Estate Subsidiaries. On the Effective Date, the appropriate officers of the New Real Estate Subsidiaries and members of the boards of directors of the New Real Estate Subsidiaries are authorized and directed to issue, execute and deliver the agreements, documents, securities and instruments contemplated by the Plan in the name of and on behalf of the New Real Estate Subsidiaries.

G. EXIT FACILITY. On the Effective Date, to finance the distributions to be made to holders of the Credit Agreement Claims that are necessary to consummate the Plan and to provide the Reorganized Debtors with working capital on a going-forward basis, Reorganized Newcor shall enter into the Exit Facility, which may be (a) guaranteed by one or more of the other Reorganized Debtors, the New Operating Subsidiaries and the New Real Estate Subsidiaries and/or secured by all or substantially all of the assets of one or more of the Reorganized Debtors, the New Operating Subsidiaries and the New Real Estate Subsidiaries or
(b) joint and several among the Reorganized Debtors, the New Operating Subsidiaries and the New Real Estate Subsidiaries.

H. SOURCES OF CASH FOR PLAN DISTRIBUTION. All Cash necessary for the Reorganized Debtors to make payments pursuant hereto shall be obtained from existing Cash balances, if any, the proceeds of the Exit Facility and, with respect to Class 4, Cash received from the proceeds of the Rights Offering and, if applicable, Cash received from the sale of the Offered New Notes.

I.       RIGHTS OFFERING

         1. RIGHTS OFFERING PROCEDURES. Pursuant to the Disclosure Statement Order, not more than five (5) days after the Disclosure Statement is approved, Newcor shall distribute the Rights Offering Procedures and the Rights Subscription Exercise Forms (along with the other Plan solicitation materials in accordance with the Disclosure Statement) to the Holders of record of Common Equity Interests, as reflected on the Debtors' books and records. Subject to the terms of the Rights Offering Procedures, in order to participate in the Rights Offering, Holders of Allowed Interests in Class 5 must hold a sufficient number of Rights to purchase at least one (1) share of New Common Stock. The Rights shall be distributed ratably to all Holders of the Common Stock, which will result in the Holders of Common Stock receiving of one (1) Right for each share of Common Stock held by such Holder as of the Voting Record Date; provided, however, that in order to purchase one (1) share of New Common Stock, an Eligible Holder must hold 412 shares of the Common Stock. The Rights will expire on the Voting Deadline.

                  In order to participate in the Rights Offering, each Eligible Holder, in accordance with the Rights Offering Procedures, must (a) deliver to Newcor no later than the Rights Offering Deadline (i) a signed Rights Subscription Exercise Form and (ii) an amount equal to the product of the subscription price (i.e. $500 per share of New Common Stock) and the number of shares of New Common Stock that the Eligible Holder is entitled to purchase (and exercise its Rights to) by either wire transfer, check, bank draft or money order and (b) comply with the other terms and conditions of the Rights Offering Procedures. All subscriptions for the purchase of New Common Stock pursuant to the Rights Offering are subject to and conditioned upon the Confirmation of the Plan and the occurrence of the Effective Date of the Plan. All monies tendered by and collected from Eligible Holders who elect to purchase New Common Stock pursuant to the Rights Offering will be held in a segregated account of the Debtors for the benefit of such Eligible Holders. In the event the Plan is confirmed, (a) the monies held in the segregated account will be distributed to the Holders of Allowed Claims in Class 4 in accordance with the relevant terms of the Plan and (b) New Common Stock shall be delivered to the Eligible Holders that exercised their Rights and tendered their money to Newcor. In the event the Plan is not confirmed or the Effective Date does not occur, Newcor will return such tendered and collected funds to the Eligible Holders.

         2. RIGHTS OFFERING GUARANTY. On or before the Disclosure Statement Hearing Date, the Rights Offering Guarantor shall execute and deliver to Newcor the Rights Offering Guaranty, pursuant to which the Rights Offering Guarantor shall agree to purchase, on the Effective Date, all of the shares of New Common Stock for which the holders of the Rights do not subscribe pursuant to the Rights Offering for whatever reason (including because the holders thereof are not Eligible Holders). In that regard, the Rights Offering Guarantor shall deliver to Reorganized Newcor, on the Effective Date, an amount of Cash equal to the difference between $6 million and the aggregate amount of Cash received by Reorganized Newcor from holders of Rights who complied in all respects with
Section III.A.5(b) and Section V.I.1. On the Effective Date and upon the receipt by Reorganized Newcor from the Rights Offering Guarantor of such purchase price for the remaining shares of New Common Stock in connection with the Rights Offering, Reorganized Newcor shall deliver the remaining shares of New Common Stock to the Rights Offering Guarantor.

J.       PROCEEDS ELECTION

         1. PROCEEDS ELECTION SALE. On the Effective Date, the Debtors shall consummate the sale of the Offered New Notes, subject to the reserve for Offered New Notes created pursuant to Section V.J.4 herein. Subject to Section III.A.4 herein and the Disclosure Statement Order, Holders of the Proceeds Election Claims may elect on their Ballots whether they will opt into or out of, as the case may be, the Proceeds Election. To the extent a Holder of a Claim in Class 4 (a) opts into the Proceeds Election or (b) is deemed to have opted into the Proceeds Election and does not or cannot, as the case may be, opt out of the Proceeds Election in accordance with the Plan (i.e., such Claim is a Proceeds Election Claim), then the New Notes that such Holder would have otherwise received (subject to the resolution of such Claim) pursuant to the Plan shall be pooled together and sold, subject to Section V.J.4 herein, by Reorganized Newcor to the Note Purchaser pursuant to the Note Purchase Agreement.

         2. PROCEEDS ELECTION GUARANTY. On or before the Disclosure Statement Hearing Date, the Proceeds Election Guarantor shall have entered into the Proceeds Election Guaranty, pursuant to which it shall have agreed to purchase from Reorganized Newcor, pursuant to the Note Purchase Agreement, but subject to the Proceeds Election Auction, up to $2 million aggregate principal amount of the Offered New Notes for the Proceeds Election Guaranty Price. The offer of the Proceeds Election Guarantor to purchase the Offered New Notes as and to the extent provided in the Proceeds Election Guaranty shall be subject to the Proceeds Election Auction, which shall be conducted on or before the Confirmation Date pursuant to terms and conditions agreed to by the Debtors and the Creditors Committee and consistent with Section V.J.3 herein. As provided in the Proceeds Election Guaranty, to the extent the Proceeds Election Guarantor is not the successful purchaser of the Offered Notes at the Proceeds Election Auction, then the Proceeds Election Guarantor shall be entitled on the Effective Date to a break-up fee equal to $30,000. Such break-up fee shall be payable in Cash from the proceeds of the Proceeds Election by the Note Purchaser on the Effective Date.

         3. PROCEEDS ELECTION AUCTION. At or prior to the Proceeds Election Auction, the Debtors, after consulting with the Creditors Committee, shall inform all Persons and/or Entities participating in the Proceeds Election Auction of the aggregate amount of Offered New Notes available to be purchased at the Proceeds Election Auction. In order for a Person or Entity to participate in the Proceeds Election Auction, such Person or Entity must submit a qualifying competing overbid. The initial qualifying competing overbid must be in an amount equal to the Proceeds Election Guaranty Price plus $40,000. Thereafter, each successive qualifying competing overbid must be in an amount equal to or greater than $10,000 more than the previous qualifying competing overbid. The Person or Entity with the highest and best bid at the closing of the Proceeds Election Auction, as determined by the Creditors Committee, shall be the winner of the Proceeds Election Auction and shall be the Note Purchaser. The Debtors shall provide notice of the Proceeds Election Auction Procedures (including, if relevant, the time, date and location of the Proceeds Election Auction) to appropriate Persons and Entities in a commercially reasonable manner.

         4. THE NOTE PURCHASE AGREEMENT. On the Effective Date, (a) the Debtors and the Note Purchaser shall sign the Note Purchase Agreement, (b) the Note Purchaser shall deliver to the Debtors Cash in an amount equal to the Proceeds Election Purchase Price and (c) the Debtors shall deliver to the Note Purchaser the Offered New Notes that relate to Claims in Class 4 that are Allowed Claims as of the Effective Date. The portion of the Proceeds Election Purchase Price for the Offered New Notes that relate to Claims in Class 4 that are Allowed Claims as of the Effective Date shall be distributed on a pro rata basis to the Holders of such Allowed Claims in accordance with the Plan. The portion of the Proceeds Election Purchase Price for the Offered New Notes that relate to Proceeds Election Claims that are not Allowed Claims in Class 4 as of the Effective Date shall be deposited by the Debtors into a segregated, interest bearing account of the Debtors, to be distributed in accordance with Section V.J.5. herein.

         5. OFFERED NEW NOTES IN RESPECT OF DISPUTED CLAIMS, ESTIMATED CLAIMS AND OTHER CLAIMS. To the extent that any Proceeds Election Claim becomes an Allowed Claim in Class 4 after the Effective Date and such Allowed Claim is equal to $250,000 or less, then the Holder thereof shall be deemed to have made the Proceeds Election with respect to the New Notes it otherwise would have received pursuant to Section III.A.4 herein and the applicable amount of the Proceeds Election Purchase Price, together with interest earned thereon, related to such Allowed Claim shall be distributed to the Holder of such Allowed Claim, pursuant to Sections VIII.A.4 and VIII.A.5 herein, and the Offered New Notes relating to such Claim shall be delivered to the Note Purchaser; provided, however, that such Holder may elect within the Option Period to receive the New Notes to which such Holder would be entitled pursuant to Section III.A.4 herein in lieu of receiving any of the Proceeds Election Purchase Price, in which case no Offered New Notes relating to such Allowed Claim will be delivered to the Note Purchaser. To the extent that any Proceeds Election Claim becomes an Allowed Claim in Class 4 after the Effective Date and such Allowed Claim is equal to more than $250,000, then the Holder thereof shall receive the New Notes to which it is entitled pursuant to Section III.A.4 herein; provided, however, that such Holder may elect within the Option Period to reduce its Allowed Claim in Class 4 to $250,000 and to receive the Proceeds Election Purchase Price with respect to such New Notes, together with interest earned thereon, in lieu of receiving such New Notes, in which case such New Notes shall be delivered to the Note Purchaser. Notwithstanding the foregoing, any Holder that would be entitled to receive less than $1,000 in aggregate principal amount of New Notes shall not have the right to receive such New Notes and shall, instead, be subject to the Proceeds Election. Six (6) business days after the six-month anniversary of the Effective Date (or prior thereto if all of the Proceeds Election Claims are resolved prior to the six-month anniversary of the Effective Date), any amount of the Proceeds Election Purchase Price that remains in the interest bearing account shall be paid, plus interest actually earned thereon, to the Note Purchaser. To the extent any Proceeds Election Claims become Allowed Claims after the six-month anniversary of the Effective Date, the Note Purchaser shall, at its option, have the right, but not the obligation, to purchase the Offered New Notes in respect of such Proceeds Election Claims; provided, however, that the Note Purchaser shall inform the Debtors of its intent to purchase such Offered Notes in writing within five (5) business days of the date that the Note Purchaser receives written notification from the Debtors that such Offered Notes are available for purchase.

K. SUBSTANTIVE CONSOLIDATION. On the Effective Date, for purposes of this Plan only (and, for the avoidance of doubt, not for tax purposes): (a) all assets and all liabilities of the Debtors will be treated as though the Debtors were merged; (b) any obligation of any Debtor and all guarantees thereof executed by one or more of the Debtors will be deemed to be one obligation of the consolidated Debtors; (c) any Claims filed or to be filed in connection with any such obligation and such guarantees will be deemed one Claim against the consolidated Debtors; (d) each and every Claim filed in the individual Chapter 11 Case of any of the Debtors will be deemed filed against the consolidated Debtors in the consolidated case; (e) for purposes of determining the availability of the right of setoff under section 553 of the Bankruptcy Code, the Debtors shall be treated as one Entity so that, subject to the other provisions of section 553 of the Bankruptcy Code, debts due to any of the Debtors may be set off against the debts of any of the Debtors. In addition, on the Effective Date, for all purposes, all Intercompany Claims shall be eliminated and discharged and no distributions will be made hereunder on account of Intercompany Claims.

L. DISTRIBUTIONS IN RESPECT OF SENIOR NOTE CLAIMS. Distributions in respect of the Senior Note Claims shall be delivered to the Senior Note Trustee for delivery to the holders of the Senior Notes in accordance with the Senior Note Indenture. The Reorganized Debtors shall pay the actual, necessary and reasonable fees and expenses of the Senior Note Trustee incurred in connection with distributions to be made pursuant to this Plan.

                                   ARTICLE VI.

                        TREATMENT OF EXECUTORY CONTRACTS

                              AND UNEXPIRED LEASES

         A. ASSUMPTION AND REJECTION OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES. On the Effective Date, except as otherwise provided herein, all executory contracts or unexpired leases of the Reorganized Debtors will be deemed rejected in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code other than those executory contracts and unexpired leases that (1) constitute the Management Contracts, (2) constitute the Collective Bargaining Agreements, (3) have already been assumed by order of the Bankruptcy Court, (4) are the subject of a motion to assume executory contracts or unexpired leases that is pending on the Confirmation Date or (5) are subject to a motion to reject an executory contract or unexpired lease pursuant to which the requested effective date of such rejection is after the Confirmation Date. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such rejections and the assumption of the Management Contracts and the Collective Bargaining Agreements pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Approval of any motions to assume executory contracts or unexpired leases pending on the Confirmation Date shall be approved by the Bankruptcy Court on or after the Confirmation Date by a Final Order. Each executory contract and unexpired lease assumed pursuant to this Article VI shall revest in and be fully enforceable by the Reorganized Debtors in accordance with its terms, except as such terms are modified by the provisions of the Plan or any order of the Bankruptcy Court authorizing and providing for its assumption or applicable federal law.

         B. CLAIMS BASED ON REJECTION OF EXECUTORY CONTRACTS OR UNEXPIRED LEASES. All proofs of Claim with respect to Claims arising from the rejection of executory contracts or unexpired leases, if any, must be filed with the Bankruptcy Court within thirty (30) days after the date of entry of an order of the Bankruptcy Court (including the Confirmation Order) approving such rejection. Any Claims arising from the rejection of an executory contract or unexpired lease not filed within such time will be forever barred from assertion against the Debtors or the

Reorganized Debtors, their Estates and property unless otherwise ordered by the Bankruptcy Court or provided herein.

C.       CURE OF DEFAULTS FOR EXECUTORY CONTRACTS AND UNEXPIRED LEASES ASSUMED.

         1. SATISFACTION OF CURE PAYMENTS. Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan that is in default shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in Cash on the Effective Date or on such other terms as the parties to such executory contracts or unexpired leases may otherwise agree. In the event of a dispute regarding: (1) the amount of any cure payments, (2) the ability of the Reorganized Debtors or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (3) any other matter pertaining to assumption, the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order resolving the dispute and approving the assumption. The Confirmation Order shall provide for notices of proposed assumption and proposed cure amounts to be sent to applicable third parties and for procedures for objecting thereto and resolution of disputes by the Bankruptcy Court.

         2. THE MANAGEMENT CONTRACTS. On the Effective Date, the employment agreement dated as of September 3, 2001, between Newcor and David A. Segal shall be assumed and amended by the Segal Addendum. On the Effective Date, the employment agreement between Newcor and James J. Connor, dated as of August 9, 2000, and the "change in control" agreement between Newcor and James J. Connor, dated as of August 9, 2000, shall be assumed and amended by the Connor Addenda, as applicable. There shall not be any cure payments or other amounts payable in connection with the assumption with any of the Management Contracts.

D. INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES. The obligations of the Debtors to indemnify any Person serving at any time on or prior to the Effective Date as one of its directors, officers or employees by reason of such Person's service in such capacity, or as a director, officer or employee of any other corporation or legal Entity, to the extent provided in any Debtor's constituent documents, by a written agreement with a Debtor or under corporate law of such Debtor's state of incorporation, shall be deemed and treated as executory contracts that are assumed by the Reorganized Debtors pursuant hereto and section 365 of the Bankruptcy Code as of the Effective Date. Accordingly, such indemnification obligations of the Debtors to indemnify any Person shall survive unimpaired and unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Commencement Date.

E. COMPENSATION AND BENEFIT PROGRAMS. Except as otherwise expressly provided herein, all employment and severance agreements, and all compensation and benefit plans of the Debtors applicable to their employees, other than the Defined Benefit Pension Plans, shall be treated as executory contracts under the Plan and on the Effective Date will be deemed assumed pursuant to the provisions of sections 365 and 1123 of the Bankruptcy Code.

F. WORKERS COMPENSATION COVERAGE. Reorganized Newcor shall be deemed to have assumed any and all workers compensation obligations of Newcor and Grand Machining Company, and may, in accordance with the laws of Michigan, continue as a self-insured employer for purposes of providing workers' disability compensation benefit coverage to the injured Michigan employees of the Debtors and the Reorganized Debtors. Reorganized Newcor shall be responsible for and continue to pay any and all valid claims for benefits and all liabilities required by the Michigan Workers' Disability Compensation Act (MWDC Act), MCL
418.101 et seq., for all injuries that occurred during the period of self-insured status for Newcor and Grand Machining Company. All such obligations under the MWDC Act shall be paid in accordance with the terms and conditions of workers compensation plans of Newcor and Grand Machining Company in existence as of the Commencement Date. All assessments for the year of 2002, provided for in Chapter 5 of the MWDC Act, shall be paid by the Reorganized Newcor in full.

                                  ARTICLE VII.

                       PROVISIONS GOVERNING DISTRIBUTIONS

A. DISTRIBUTIONS FOR CLAIMS AND EQUITY INTERESTS ALLOWED AS OF THE EFFECTIVE DATE. Except as otherwise provided herein or as may be ordered by the Bankruptcy Court, distributions to be made on account of Claims and Equity Interests that are Allowed as of the Effective Date shall be made on the Effective Date, or as soon as practicable thereafter. Unless otherwise specifically provided for or contemplated in the Plan or Confirmation Order, or required by applicable bankruptcy law, postpetition interest shall not accrue or be paid on any Claims and no Holder of a Claim shall be entitled to interest accruing on or after the Commencement Date. For tax purposes, distributions received in respect of Allowed Claims shall be allocated first to the principal amount of the Allowed Claims with any excess allocated to unpaid interest that accrued on such Claims.

B. DELIVERY OF DISTRIBUTIONS BY THE REORGANIZED DEBTORS. The Reorganized Debtors shall make all distributions required to be distributed under the Plan, except that the Senior Note Trustee shall deliver the Debtors' distributions to the Holders of Allowed Senior Note Claims in accordance with the Senior Note Indenture and this Plan. Any distribution required to be made pursuant to this Plan on a day other than a Business Day shall be made on the next succeeding Business Day. The Reorganized Debtors may employ or contract with other Entities to assist in or make the distributions required by the Plan.

C.       DELIVERY AND DISTRIBUTIONS AND UNDELIVERABLE OR UNCLAIMED DISTRIBUTIONS

         1. DELIVERY OF DISTRIBUTIONS IN GENERAL. Distributions to Holders of Allowed Claims and Allowed Equity Interests shall be made at the address of the Holder of such Claim or Equity Interest as indicated on the records of the Debtors or, if such Holder holds such Claims or Equity Interests through a Nominee, distributions with respect to such Claims or Equity Interests will be made to such Nominee and such Nominee shall in turn, make appropriate book entries to reflect such distributions to such Holders.

         2.       UNDELIVERABLE DISTRIBUTIONS

                  (a) HOLDING AND INVESTMENT OF UNDELIVERABLE DISTRIBUTIONS. If a distribution of Cash (including Cash received by the Reorganized Debtors from the proceeds of the Offered New Notes) or New Notes is returned to the Reorganized Debtors or their designees as undeliverable or is otherwise unclaimed for one (1) year after the Effective Date, such Cash (including Cash received by the Reorganized Debtors from the proceeds of the Offered New Notes) or the proceeds from the sale of such Offered New Notes or such New Notes, as applicable, shall be distributed on a Pro Rata basis to Holders of Allowed Unsecured Claims in Class 4; provided, however, that any such New Notes that would be delivered to a Holder of an Allowed Unsecured Claim in Class 4 that participated in the Proceeds Election shall instead be purchased by the Notes Purchaser, at its option, for the Proceeds Election Purchase Price multiplied by the face amount of such New Notes and the proceeds thereof shall be distributed to such Holder . In the event that the Note Purchaser is not obligated to and elects not to purchase such New Notes and no other Person or Entity agrees to purchase such New Notes at the Proceeds Election Purchase Price, then such New Notes shall be cancelled and the Reorganized Debtors shall distribute Cash in an amount equal to the aggregate face amount of such New Notes multiplied by the Proceeds Election Purchase Price to such Holders. Undeliverable distributions shall remain in the possession of the Reorganized Debtors until such time as a distribution becomes deliverable subject to Section VII.C.2(b) below or until the first anniversary of the Effective Date. Undeliverable Cash shall not be entitled to any interest, dividends or other accruals of any kind. As soon as reasonably practicable, the Reorganized Debtors shall make all distributions that become deliverable. Distributions of New Notes hereunder shall be made together with any interest payments that would have been payable on such New Notes had such New Notes been issued on the Effective Date.

                  (b) FAILURE TO CLAIM UNDELIVERABLE DISTRIBUTIONS. Any Holder of an Allowed Claim or an Allowed Interest that does not assert a Claim pursuant to the Plan for an undeliverable or unclaimed distribution within one (1) year after the Effective Date shall be deemed to have forfeited its Claim for such undeliverable or unclaimed distribution and shall be forever barred from asserting any such Claim or Equity Interest against any of the Debtors or their Estates, the Reorganized Debtors or their property. Nothing contained herein shall require the Reorganized Debtors to attempt to locate any Holder of an Allowed Claim or Allowed Equity Interest.

         3. COMPLIANCE WITH TAX REQUIREMENTS/ALLOCATIONS. In connection with the Plan, to the extent applicable, the Reorganized Debtors shall comply with all tax withholding and reporting requirements imposed on it by any governmental unit, and all distributions pursuant hereto shall be subject to such withholding and reporting requirements.

D. RECORD DATE FOR DISTRIBUTION. At the close of business on the Effective Date, the transfer register for the Senior Notes and the transfer register for the Common Stock shall be closed and there shall be no further changes in the record Holders of any Senior Notes or Common Stock. Moreover, the Reorganized Debtors shall have no obligation to recognize the transfer of any Senior Notes or Common Stock occurring after the Effective Date, and shall be entitled for all purposes herein to recognize and deal only with those Holders of record as of the close of business on the Effective Date.

E. FRACTIONAL NOTES AND FRACTIONAL SHARES. New Notes shall be issued in denominations of $1,000 or more; provided, however, that if a Holder of an Allowed Claim in Class 4 has previously received a New Note in a denomination of $1,000 or more, then such Holder may receive a New Note through a subsequent distribution, in accordance with the terms of this Plan, in a denomination of less than $1,000. Any other provision of the Plan notwithstanding, no New Notes shall be issued in an amount that contains fractions of a dollar. Whenever any distribution of a New Note with a face amount containing a fractional dollar would otherwise be provided for under the Plan, the actual distribution made shall reflect a rounding of the fraction to the nearest whole dollar (up or down) with half dollars being rounded down. Shares of New Common Stock shall be issued in whole numbers only. There shall be no fractional shares of New Common Stock.

F.       DE MINIMIS DISTRIBUTIONS. Other than distributions made pursuant to
Section V.J.5, Section VII.A or Section VIII.A.3, no distribution shall be made to the Holder of an Allowed Claim until the final date on which distributions of Cash and New Notes are made under the Plan unless such Holder is entitled to a New Note in a denomination of $1,000 or more and a corresponding amount in Cash.

G. SETOFFS AND RECOUPMENTS. The Debtors or the Reorganized Debtors may, pursuant to section 553 of the Bankruptcy Code or applicable non-bankruptcy law, but shall not be required to, set off against or recoup from any Allowed Claim on which payments are to be made pursuant to the Plan, any claims of any nature whatsoever, the Debtors or the Reorganized Debtors may have against the Holders of such Claim that is not released under Article X herein and the distributions to be made pursuant hereto on account of such Claim.

H. SURRENDER OF CANCELED INSTRUMENTS OR SECURITIES. Unless otherwise waived by the Debtors with the prior written consent of the Creditors Committee, as a condition precedent to receiving any distribution pursuant to the Plan on account of an Allowed Claim or Equity Interest, the Holder of such Claim or Equity Interest shall tender the applicable instruments, securities or other documentation evidencing such Claim or Equity Interest to the Distribution Agent or shall deliver an affidavit of lost security in form and substance reasonably acceptable to the Debtors. Any Cash, New Senior Notes or New Common Stock to be distributed pursuant to the Plan on account of any such Claim or Equity Interest shall, pending such surrender or delivery, be treated as an undeliverable distribution pursuant to Section VII.C. hereof.

         1. COMMON STOCK. Each record Holder of an Allowed Common Equity Interest representing Common Stock shall transmit the certificates representing its Common Stock to Reorganized Newcor in accordance with written instructions to be provided to such Holders by Reorganized Newcor as promptly as practicable following the Effective Date. Such instructions shall specify that delivery of such stock certificates representing Common Stock will be effected, and risk of loss and title thereto will pass, only upon the proper delivery of such stock certificates with a letter of transmittal in accordance with such instructions. All surrendered stock certificates shall be marked as canceled.

         2. SENIOR NOTES. The Debtors' distributions to Holders of Allowed Senior Note Claims shall be made by the Senior Note Trustee as agent and shall be made in accordance with the Senior Note Indenture and this Plan; provided, however, that the Senior Note Trustee shall provide the Reorganized Debtors with a list of the Holders of Allowed Senior Note Claims.

                                 ARTICLE VIII.

                PROCEDURES FOR RESOLUTION OF DISPUTED, CONTINGENT
                   AND UNLIQUIDATED CLAIMS OR EQUITY INTERESTS

A.       RESOLUTION OF DISPUTED CLAIMS

         1. PROSECUTION OF OBJECTIONS TO CLAIMS. After the Effective Date and on or before the Claims Objection Deadline, the Reorganized Debtors, the Creditors Committee and the United States Trustee for the District of Delaware shall have the authority to file objections, settle, compromise, withdraw or litigate to judgment objections to Claims or Equity Interests. From and after the Effective Date, the Reorganized Debtors may settle or compromise any Disputed Claim or Equity Interest without approval of the Bankruptcy Court; provided, however, that if the Reorganized Debtors seek to allow, settle or compromise a Claim for more than $10,000, the Reorganized Debtors shall be required to obtain the Creditors Committee's prior written consent with respect thereto and, in connection therewith, shall provide the Creditors Committee with all information related to the settlement or compromise requested by the Creditors Committee or otherwise relevant to the evaluation by the Creditors Committee of such settlement or compromise; provided, further, however, that if the Creditors Committee does not consent to such allowance, settlement or compromise, the dispute with respect thereto shall be submitted to the Bankruptcy Court for final resolution. In addition to the foregoing, the Reorganized Debtors shall provide the Creditors Committee with monthly reports summarizing the status of the Claims objection process including the asserted amount of any Claims resolved during such period and the resolution of such Claim. At the six-month anniversary of the Effective Date, if the Creditors Committee is not satisfied with the Debtors progress with respect to the Claims objection process, then the Creditors Committee may petition the Bankruptcy Court to replace the Reorganized Debtors as the party to resolve all Disputed Claims. The Reorganized Debtors may object to such petition.

         2. ESTIMATION OF CLAIMS AND EQUITY INTERESTS. The Debtors or the Reorganized Debtors or the Creditors Committee may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim or Equity Interest pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtors or the Reorganized Debtors have previously objected to such Claim or Equity Interest or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim or Equity Interest at any time during litigation concerning any objection to any Claim or Equity Interest, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount will constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtors or the Reorganized Debtors or the Creditors Committee may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. All of the aforementioned Claims or Equity Interests and objection, estimation and resolution procedures are cumulative and not necessarily exclusive of one another. Claims and Equity Interests may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court.

         3. PAYMENTS AND DISTRIBUTIONS ON DISPUTED CLAIMS AND EQUITY INTERESTS. Notwithstanding any provision herein to the contrary, except as otherwise agreed by the Reorganized Debtors in their sole discretion, but subject to the prior written consent of the Creditors Committee, no partial payments and no partial distributions will be made with respect to a Disputed Claim or Equity Interest until the resolution of such disputes by settlement or Final Order. On the date or, if such date is not a Business Day, on the next successive Business Day that is 5 business days after the calendar month in which a Disputed Claim or Equity Interest becomes an Allowed Claim or Allowed Equity Interest, the Holder of such Allowed Claim or Allowed Equity Interest will receive all payments and distributions to which such Holder is then entitled under the Plan. Notwithstanding the foregoing, any Person or Entity who holds both an Allowed Claim(s) and a Disputed Claim(s) (or an Allowed Equity Interest(s) and a Disputed Equity Interest(s)) will not receive the appropriate payment or distribution on the Allowed Claim(s) (or Allowed Equity Interest(s)), except as otherwise agreed by the Reorganized Debtors in their sole discretion, but subject to the prior written consent of the Creditors Committee, until the Disputed Claim(s) or Disputed Equity Interest(s) are resolved by settlement or Final Order.

         4. DISPUTED CLAIMS RESERVE. On the Effective Date (or as soon thereafter as is practicable) and without duplicating the reserves created pursuant to Section V.J.4 herein, the Reorganized Debtors shall establish the Disputed Claims Reserve and shall reserve in respect of each Disputed Claim an amount of Cash and New Notes that would have been distributed to the Holder of such Disputed Claim if such Disputed Claim had been an Allowed Claim on the Effective Date in an amount equal to the least of (i) the amount of the Claim filed with the Bankruptcy Court, or, if no amount was specified, an amount determined by the Debtors and the Creditors Committee, (ii) if no Claim was filed, the amount listed by the Debtors in the Schedules as not disputed, contingent or unliquidated, or (iii) the amount, if any, estimated by the Bankruptcy Court pursuant to section 502(c) of the Bankruptcy Code. The Reorganized Debtors shall also reserve in respect of such Disputed Claim any and all interest payments and other payments and distributions that would actually have been paid or made after the Effective Date to the holder thereof on account of the New Notes that would have been issued to such holder had the Disputed Claim of such holder been an Allowed Claim on the Effective Date. Any Cash reserved by the Reorganized Debtors on account of Disputed Claims shall be set aside, segregated and held in interest-bearing accounts or certificates of deposit. Notwithstanding anything to the contrary contained herein, the amount of Cash (including interest actually earned thereon) and New Notes (plus interest payments and other payments and distributions in respect thereof and any interest actually earned thereon) reserved in respect of any Disputed Claim pursuant to this Section VIII.A.4 shall constitute the maximum amount of Cash and New Notes to be distributed to the holder of such Disputed Claim.

         5. DISTRIBUTIONS AFTER ALLOWANCE. Subject to Section V.J.5 herein, the Reorganized Debtors shall distribute from the Disputed Claims Reserve to the Holder of any Disputed Claim that has become an Allowed Claim, no later than the fifth business day after the end of the calendar month in which such Disputed Claim becomes an Allowed Claim (or at the expiration of the Option Period as provided in Section.V.J.5 herein, if relevant), Cash plus any interest actually earned on such Cash, and New Notes plus any interest payments or other payments or distributions that should have been reserved in respect of such New Notes and any interest actually earned on any such payments or distribution, in amounts equal to the Cash and New Notes such holder would have received on account of such Claim if such Claim had been an Allowed Claim on the Effective Date. Notwithstanding anything to the contrary contained herein, the amount of Cash (including interest actually earned thereon) and New Notes (plus interest payments and other payments and distributions in respect thereof and any interest actually earned thereon) reserved in respect of any Disputed Claim pursuant to Section VIII.A.4 shall constitute the maximum amount of Cash and New Notes to be distributed to the holder of such Disputed Claim.

         6. DISTRIBUTIONS AFTER DISALLOWANCE. Except as otherwise provided herein, if a Disputed Claim is disallowed, in whole or in part, the Reorganized Debtors shall, on a semi-annual basis, redistribute to the Holders of Allowed Unsecured Claims in Class 4, each such Holder's Pro Rata share of the Cash (including interest actually earned thereon) and New Notes (plus interest payments and other payments and distributions in respect thereof and any interest actually earned thereon) reserved in respect of such disallowed Disputed Claim; provided, however, that any such New Notes that would be delivered to a Holder of an Allowed Claim that participated in the Proceeds Election shall instead be purchased by the Note Purchaser for the Proceeds Election Price multiplied by the face amount of such New Notes and such Holder shall receive the proceeds thereof; provided, further, however, that the obligation, but not the right, of the Note Purchaser to purchase such New Notes shall end on the six-month anniversary of the Effective Date. In the event that the Note Purchaser is not obligated to and elects not to purchase such New Notes and no other Person or Entity agrees to purchase such New Notes at the Proceeds Election Price, then such New Notes shall be cancelled and the Reorganized Debtors shall distribute Cash in an amount equal to the aggregate face amount of such New Notes multiplied by the Proceeds Election Price to such Holder.

B. ALLOWANCE OF CLAIMS AND EQUITY INTERESTS. Except as expressly provided herein or in any order entered in the Chapter 11 Cases prior to the Effective Date (including the Confirmation Order), no Claim or Equity Interest shall be deemed Allowed, unless and until such Claim or Equity Interest is deemed Allowed under the Bankruptcy Code or the Bankruptcy Court enters a Final Order in the Chapter 11 Cases allowing such Claim or Equity Interest.

Except as expressly provided in the Plan or any order entered in the Chapter 11 Cases prior to the Effective Date (including the Confirmation Order), the Reorganized Debtors after confirmation will have and retain any and all rights and defenses the Debtors had with respect to any Claim or Equity Interest as of the date Debtors filed their petitions for relief under the Bankruptcy Code. All Claims of any Person or Entity that owes money to the Debtors shall be disallowed unless and until such Person or Entity pays the amount it owes the Debtors in full.

C. CONTROVERSY CONCERNING IMPAIRMENT. If a controversy arises as to whether any Claims or Equity Interests, or any Class of Claims or Equity Interests, are Impaired under the Plan, the Bankruptcy Court shall, after notice and a hearing, determine such controversy before the Confirmation Date.

D. PBGC CLAIMS The PBGC Premium Claims will be resolved in connection with the claims resolution process. All of the other PBGC Claims, including the PBGC Termination Claims and the PBGC Minimum Contribution Claims, shall be withdrawn, subject to the occurrence of Section IX.B.10 herein, and, in exchange therefor, the Debtors agree that their obligations with respect to the Defined Benefit Pension Plans will not be affected in any way by these Chapter 11 Cases.

                                  ARTICLE IX.

                      CONDITIONS PRECEDENT TO CONFIRMATION

                          AND CONSUMMATION OF THE PLAN

A.       CONDITION PRECEDENT TO CONFIRMATION

         The Bankruptcy Court will not enter the Confirmation Order unless and until the following conditions have been satisfied or duly waived pursuant to
Section IX.C herein:

         1. The Confirmation Order shall be reasonably acceptable in form and substance to the Debtors and the Creditors Committee and such Confirmation Order will:

                           (i) authorize and direct the Debtors and the
                  Reorganized Debtors to take all actions necessary or appropriate to enter into, implement and consummate the contracts, instruments, releases, leases, indentures and other agreements or documents created in connection with the Plan;

                           (ii)     decree that the provisions of the
                  Confirmation Order are nonseverable and mutually dependent;

                           (iii) authorize the Reorganized Debtors to (a) issue
                  the New Notes and the New Common Stock and (b) enter into the Plan Documents;

                           (iv) decree that the New Notes and New Common Stock
                  issued under the Plan are exempt from registration under the Securities Act of 1933 pursuant to section 1145 of the Bankruptcy Code, except (a) to the extent that Holders of the New Notes and New Common Stock are "underwriters," as that term is defined in section 1145 of the Bankruptcy Code, (b) New Notes purchased pursuant to the Proceeds Election Guaranty and/or the Proceeds Election Auction and/or (c) New Common Stock purchased pursuant to the Rights Offering Guaranty;

                           (v) approve the substantive consolidation of the Debtors, for Plan purposes only, as contemplated in and to the extent set forth in Article II and Section V.K;

                           (vi) approve the releases as contemplated and to the extent set forth in Article X herein;

                           (vii) approve the withdrawal of the PBGC Termination
                  Claims and the PBGC Minimum Contribution Claims, subject to the occurrence of Section IX.B.10 herein, and decree that the obligations of the Debtors with respect to the Defined Benefit Pension Plans will not be affected in any way by the Chapter 11 Cases.

                           (viii) decree that the Confirmation Order shall
                  supersede any Bankruptcy Court orders issued prior to the Confirmation Date that may be inconsistent with the Confirmation Order;

                           (ix) authorize the implementation of the Plan in accordance with its terms; and

                           (x) provide that pursuant to section 1146(c) of the
                  Bankruptcy Code, the assignment or surrender of any lease or sublease, and the delivery of any deed or other instrument or transfer order, in furtherance of, or in connection with this Plan, including any deeds, bills of sale or assignments executed in connection with any disposition or transfer of assets contemplated by this Plan shall not be subject to any stamp, real estate transfer, mortgage recording or other similar tax (including, without limitation, any mortgages or security interest filing to be recorded or filed in connection with the Exit Facility).

         2. The Debtors shall have received a binding commitment for the Exit Facility, which commitment shall be in form and substance and with a lender reasonably acceptable to the Debtors and the Creditors Committee.

         3. The amount as of the Confirmation Date of all Allowed General Unsecured Claims plus the full face amount of all Disputed Claims that are General Unsecured Claims plus the estimated amount of contingent or unliquidated General Unsecured Claims plus the full face amount of all other Claims that could become Allowed General Unsecured Claims, aggregates less than $25 million. Claims that are contingent or unliquidated in amount shall be valued at an amount agreed to by the Debtors and the Creditors Committee or, if they cannot agree, the amount ordered by the Bankruptcy Court.

         4. The Rights Offering Guarantor shall have executed and delivered to the Debtors the Rights Offering Guaranty and shall have made the deposits contemplated thereby and all such deposits shall have been maintained at all times.

         5. The Proceeds Election Guarantor shall have entered into the Proceeds Election Guaranty and the Bankruptcy Court shall have entered an order approving the terms of the Proceeds Election Guaranty.

         6. The Proceeds Election Auction shall have been completed and the selection by the Creditors Committee of the Note Purchaser shall have been approved by an order of the Bankruptcy Court.

B.       CONDITIONS PRECEDENT TO THE EFFECTIVE DATE

         The Effective Date will not occur and the Plan will not be consummated unless and until each of the following conditions have been satisfied or duly waived pursuant to Section IX.C herein:

                  1. The following agreements, in form and substance satisfactory to the Reorganized Debtors and the Creditors Committee, shall have been executed, delivered, filed and adopted, as appropriate, and all conditions precedent thereto shall have been satisfied:

                           (i) the New Certificate of Incorporation of each of the Reorganized Debtors;

                           (ii) the New By-laws of each of the Reorganized Debtors; and

                           (iii)    each of the other Plan Documents.

                  2. Each New Certificate of Incorporation of the Reorganized Debtors and each certificate of incorporation of the New Operating Subsidiaries and the New Real Estate Subsidiaries shall have been filed with the Secretary of its respective state of the incorporation.

                  3. All actions, documents and agreements necessary to implement the Plan shall have been effected or executed.

                  4. The initial boards of directors of the Reorganized Debtors, the New Operating Subsidiaries and the New Real Estate Subsidiaries shall have been appointed.

                  5. The amount as of the Effective Date of all Allowed General Unsecured Claims plus the full face amount of all Disputed Claims that are General Unsecured Claims plus the estimated amount of contingent or unliquidated General Unsecured Claims plus the full face amount of all other Claims that could become Allowed General Unsecured Claims, aggregates less than $25 million. Claims that are contingent or unliquidated in amounts shall be valued at any amount agreed to by the Debtors and the Creditors Committee or if they cannot agree, the amount ordered by the Bankruptcy Court.

                  6. The Debtors shall have received an aggregate of $6 million pursuant to the Rights Offering and the Rights Offering Guaranty.

                  7. The Restructuring Transactions shall have been consummated.

                  8. The Debtors shall have received the proceeds of the Proceeds Election Auction from the Note Purchaser.

                  9. In the event the Proceeds Election Guarantor is not selected as the Note Purchaser, it shall have received the break-up fee payable to it pursuant to the Proceeds Election Guaranty.

                  10. The Defined Benefit Pension Plans shall not have been terminated.

C. WAIVER OF CONDITIONS. The Debtors, with the prior written consent of the Creditors Committee, which consent shall not be unreasonably withheld, may waive any of the conditions to Confirmation of the Plan and/or to Consummation of the Plan set forth in this Article IX at any time, without notice, without leave or order of the Bankruptcy Court, and without any formal action other than proceeding to confirm and/or consummate the Plan; provided, however, that only the consent of the Creditors Committee shall be required to waive the conditions set forth in Section IX.A.3 and Section IX.B.5 and the Debtors shall be deemed to have waived such conditions; and, provided, further, however, that under no circumstances shall the Debtors waive the condition set forth in Section IX.B.10.

D. EFFECT OF NON-OCCURRENCE OF CONDITIONS TO CONSUMMATION. If the Consummation of the Plan does not occur, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any Claims by or against, or any Equity Interests in, the Debtors; (2) prejudice in any manner the rights of the Debtors or any creditors or (3) constitute an admission, acknowledgment, offer or undertaking by the Debtors or any creditors in any respect.

                                   ARTICLE X.

                           EFFECT OF PLAN CONFIRMATION

A. BINDING EFFECT. The Plan shall be binding upon and inure to the benefit of the Debtors, the Reorganized Debtors, the New Operating Subsidiaries, the New Real Estate Subsidiaries, all present and former Holders of Claims and Equity Interests, and their respective successors and assigns, including, but not limited to, all parties-in-interest in these Chapter 11 Cases, including Professionals.

B. SUBORDINATION. The classification and manner of satisfying all Claims and Equity Interests under the Plan and the respective distributions and treatments under the Plan take into consideration all subordination rights, if any, arising by contract or general principles of equitable subordination, sections 510(a), 510(b) or 510(c) of the Bankruptcy Code or otherwise. All subordination rights that a Holder of a Claim or Equity Interest may have with respect to any distribution to be made pursuant to the Plan will be discharged and terminated, and all actions related to the enforcement of such subordination rights will be enjoined.

C. RELEASES BY THE DEBTORS. As of the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, the Debtors and the Reorganized Debtors in their individual capacities and as debtors in possession, will be deemed to forever release, waive and discharge all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities (other than the rights of the Debtors or the Reorganized Debtors to enforce the Plan and the contracts, instruments, releases, indentures and other agreements or documents delivered hereunder) whether direct or derivative, liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors, the Chapter 11 Cases, or the Plan or the Disclosure Statement, and that could have been asserted by or on behalf of the Debtors or their Estates or the Reorganized Debtors against (i) the current representatives, directors, officers and employees of the Debtors (other than for money borrowed from or owed to the Debtors by any such representatives, directors, officers or employees as set forth in the Debtors' books and records) and the Debtors' agents and Professionals, in each case in their capacity as such, (ii) the Holders of Senior Note Claims and the Senior Note Trustee, in each case in their capacity as such, (iii) EXX (in its role as shareholder and/or control person) and (iv) the respective affiliates and current representatives, officers, directors, employees, agents, members, direct and indirect shareholders, advisors, and professionals of the foregoing, in each case in their capacity as such; provided, however, that the foregoing parties will receive the releases only if they vote to accept the Plan and do not check the appropriate box on their Ballots, to the extent applicable, to opt out of the releases provided for in Section X.D. below.

D. RELEASES BY HOLDERS OF CLAIMS AND EQUITY INTERESTS. On the Effective Date, each Holder of a Claim or Equity Interest that votes to accept the Plan and does not check the appropriate box on its Ballot to opt out of the release, will be deemed to forever release, waive and discharge all Claims, demands, debts, rights, causes of action or liabilities (other than the right to enforce the Debtors' or the Reorganized Debtors' obligations under the Plan, and the contracts, instruments, releases, agreements and documents delivered under the
Plan), whether direct or derivative, liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part on any act or omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors, the Chapter 11 Cases, the Plan or the Disclosure Statement against (a) the current representatives, directors, officers and employees of the Debtors (other than Claims or Equity Interests unrelated to the Debtors) and the Debtors' agents and Professionals, in each case in their capacity as such; (b) the Holders of the Senior Note Claims and the Senior Note Trustee, (c) EXX (in its role as shareholder and/or control person) and (d) the respective affiliates and current representatives, officers, directors, employees, agents, members, direct and indirect shareholders, advisors, and professionals of the foregoing, in each case in their capacity as such.

E. EXCULPATION AND LIMITATION OF LIABILITY. Except as provided in the Plan or the Confirmation Order, neither the Debtors, the Senior Note Trustee, the Creditors Committee nor the individual members thereof, EXX, nor any of their respective present members, representatives, officers, directors, shareholders, employees, advisors, attorneys or agents acting in such capacity, shall have or incur any liability to, or be subject to any right of action by, any Holder of a Claim or an Equity Interest, or any other party in interest, or any of their respective agents, direct or indirect shareholders, employees, representatives, financial advisors, attorneys or affiliates, or any of their respective successors or assigns, for any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their willful misconduct or gross negligence, and in all respects shall be entitled to rely reasonably upon the advice of counsel with respect to their duties and responsibilities under the Plan.

F. DISCHARGE OF CLAIMS AND TERMINATION OF EQUITY INTERESTS. Except as provided in the Plan or the Confirmation Order, pursuant to section 1141(d) of the Bankruptcy Code, (i) the rights afforded under the Plan and the treatment of all Claims and Equity Interests herein, shall be in exchange for and in complete satisfaction, discharge and release of Claims and Equity Interests of any nature whatsoever, including any interest accrued on Claims from and after the Commencement Date, against any Debtor or any of its assets or properties, (ii) on the Effective Date, all such Claims against, and Equity Interests in, any Debtor shall be satisfied, discharged and released in full and (iii) all Persons and Entities shall be precluded from asserting against the Reorganized Debtors, their successors or their assets or properties any other or further Claims or Equity Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date.

G. INJUNCTION. Except as otherwise provided in the Plan or the Confirmation Order, all Persons or Entities that have held, hold or may hold Claims against or Equity Interests in the Debtors are as of the Effective Date
(i) permanently enjoined from taking any of the following actions against the Estates or any of their properties on account of any such Claims or Equity Interests and (ii) permanently enjoined from taking any of the following actions against any of the Debtors, the Reorganized Debtors, or their property or assets on account of such Claims or Equity Interests: (a) commencing or continuing, in any manner or in any place, any action or other proceeding; (b) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order; (c) creating, perfecting or enforcing any lien or encumbrance; (d) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due to the Debtors; and (e) commencing or continuing, in any manner or in any place, any action that does not comply with or is inconsistent with the provisions of the Plan; provided, however, that nothing contained herein shall preclude such Persons from exercising their rights pursuant to and consistent with the terms of this Plan.

         By accepting distributions pursuant to the Plan, each Holder of an Allowed Claim or Equity Interest will be deemed to have specifically consented to the injunctions set forth in this Article.

                                  ARTICLE XI.

                            RETENTION OF JURISDICTION

         Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain such jurisdiction over the Chapter 11 Cases after the Effective Date as is legally permissible, including jurisdiction to:

         1. allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim or Equity Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the allowance or priority of Claims or Equity Interests;

         2. grant or deny any applications for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan, for periods ending on or before the Effective Date;

         3. resolve any matters related to the assumption, assumption and assignment or rejection of any executory contract or unexpired lease to which the Debtors are party or with respect to which the Debtors may be liable and to hear, determine and, if necessary, liquidate, any Claims arising therefrom, including those matters related to the amendment after the Effective Date pursuant to Article VI herein to add any executory contracts or unexpired leases to the list of executory contracts and unexpired leases to be rejected;

         4. resolve any disputes between the Reorganized Debtors and the Creditors Committee regarding the allowance, settlement or compromise of Disputed Claims;

         5. ensure that distributions to Holders of Allowed Claims and Allowed Equity Interests are accomplished pursuant to the provisions hereof;

         6. decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and grant or deny any applications involving the Debtors that may be pending on the Effective Date;

         7. enter such orders as may be necessary or appropriate to implement or consummate the provisions hereof and all contracts, instruments, releases, indentures and other agreements or documents created in connection with the Plan or the Disclosure Statement;

         8. resolve any cases, controversies, suits or disputes that may arise in connection with the Consummation, interpretation or enforcement of the Plan or any Person's or Entity's obligations incurred in connection with the Plan;

         9. issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person or Entity with Consummation or enforcement of the Plan, except as otherwise provided herein;

         10. resolve any cases, controversies, suits or disputes with respect to the releases, injunction and other provisions contained in Article X hereof and enter such orders as may be necessary or appropriate to implement such releases, injunction and other provisions;

         11. enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

         12. determine any other matters that may arise in connection with or relate to this Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan or the Disclosure Statement;

         13. resolve any controversies that arise in connection with the Rights Offering or the Rights Offering Guaranty; and

         14.      enter an order and/or final decree concluding the Chapter 11
                  Cases.

                                  ARTICLE XII.

                            MISCELLANEOUS PROVISIONS

A. EFFECTUATING DOCUMENTS, FURTHER TRANSACTIONS AND CORPORATE ACTIONS. Each Debtor and Reorganized Debtor is authorized to execute, deliver, file or record such contracts, instruments, releases and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions hereof and the notes and securities issued pursuant hereto. On or after the Effective Date (as appropriate), all matters provided for hereunder that would otherwise require approval of the shareholders or directors of the Debtors or the Reorganized Debtors shall be deemed to have occurred and shall be in effect, on or after the Effective Date (as appropriate) pursuant to the applicable general corporation law of such Debtor's state of incorporation without any requirement of further action by the shareholders or directors of such Debtor or Reorganized Debtor.

B. DISSOLUTION OF CREDITORS COMMITTEE. Upon the entry of an order or final decree concluding the Chapter 11 Cases, the Creditors Committee shall dissolve and members shall be released and discharged from all rights and duties arising from, or related to, the Chapter 11 Cases.

C. PAYMENT OF STATUTORY FEES. All fees payable pursuant to section 1930(a) of title 28 of the United States Code, as determined by the Bankruptcy Court at the hearing pursuant to section 1128 of the Bankruptcy Code, shall be paid for each quarter (including any fraction thereof) until the Chapter 11 Cases are converted, dismissed or closed, whichever occurs first.

D.       MODIFICATION OF PLAN. Subject to the limitations contained in the Plan,
(i) the Debtors reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order and (ii) after the entry of the Confirmation Order, the Debtors or the Reorganized Debtors, as the case may be, may (in each case with the consent of the Creditors Committee (not to be unreasonably withheld, delayed or denied)), upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan.

E. REVOCATION OF PLAN. The Debtors reserve the right to revoke or withdraw the Plan prior to the Confirmation Date and to file subsequent plans of reorganization. If the Debtors revoke or withdraw the Plan, or if Confirmation or Consummation does not occur, then (i) the Plan shall be null and void in all respects, (ii) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Equity Interest or Class of Claims or Equity Interests), assumption or rejection of executory contracts or leases

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
affected by the Plan, and any document or agreement executed pursuant hereto, shall be deemed null and void, and (iii) nothing contained in the Plan shall (a) constitute a waiver or release of any Claims by or against, or any Equity Interests in, such Debtor or any other Person, (b) prejudice in any manner the rights of such Debtor or any other Person, or (c) constitute an admission of any sort by such Debtor or any other Person.

F. SUCCESSORS AND ASSIGNS. The rights, benefits and obligations of any Person or Entity named or referred to herein shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign of such Person or Entity.

G. RESERVATION OF RIGHTS. Except as expressly set forth herein, this Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order and the Effective Date shall occur. None of the filing of this Plan, any statement or provision contained herein, or the taking of any action by Debtor with respect to this Plan shall be or shall be deemed to be an admission or waiver of any rights of any Debtor with respect to the Holders of Claims or Equity Interests prior to the Effective Date.

H. SECTION 1146 EXEMPTION. Pursuant to section 1146(c) of the Bankruptcy Code, any transfers of property pursuant hereto shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax or other similar tax or governmental assessment in the United States, and the Confirmation Order shall direct the appropriate state or local governmental officials or agents to forgo the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

I. INCONSISTENCY. In the event of any inconsistency between the Plan and the Disclosure Statement, the provisions of the Plan shall govern, and in the event of any inconsistency between the Plan and any Plan Document, the provisions of such Plan Document shall govern; provided, that in event of any inconsistency between the Plan and the Proceeds Election Guaranty, the Rights Offering Guaranty or the Note Purchase Agreement, the Plan shall govern.

J. GOVERNING LAW. Except to the extent the Bankruptcy Code or Bankruptcy Rules are applicable, and subject to the provisions of the Plan Documents and any other contract, instrument, release, indenture, or other agreement or document entered into in connection with the Plan, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

K. FURTHER ASSURANCES. The Debtors, the Reorganized Debtors and all Holders of Claims receiving distributions hereunder and all other parties in interest shall, from time to time, prepare, execute and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of this Plan.

L. SERVICE OF DOCUMENTS. Any pleading, notice or other document required by the Plan to be served on or delivered to the Reorganized Debtors shall be sent by first class U.S. mail, postage prepaid to:

                           Newcor, Inc.
                           4850 Coolidge
                           Suite 100
                         Royal Oak, Michigan 48073-1023

                           with copies to:

                           Kirkland & Ellis

                           Citigroup Center

                           153 East 53rd Street

                           New York, New York 10022
                           Attn:    Ludmila A. Chuplygina, Esq.

                           and

                           Pachulski, Stang, Ziehl, Young & Jones P.C.
                           919 North Market Street
                           Wilmington, Delaware 19899-8705
                           Attn:    Scotta E. McFarland, Esq.

M. FILING OF ADDITIONAL DOCUMENTS. On or before the Effective Date, the Debtors may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions hereof.

                                 Respectfully Submitted,

                             By: /s/ James J. Connor

                                 ----------------------------------
                                 Name:  James J. Connor
                                 Title: President and Co-Chief Executive Officer

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